     As filed with the Securities and Exchange Commission on July 15, 2002

                                                      Registration No. 333-85296


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
            SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2
                          PRE-EFFECTIVE AMENDMENT NO. 1

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B
                           (Exact name of Registrant)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                                100 Summit Drive
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)


               James D. Gallagher                          Copy to:
                   President                          J. Sumner Jones, Esq.
The Manufacturers Life Insurance Company of           Jones & Blouch L.L.P.
                   New York                     1025 Thomas Jefferson Street, NW
              100 Summit Drive                        Washington, DC 20007
              Valhalla, NY 10595
    (Name and Address of Agent for Service)


Title of Securities Being Registered: Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              The Manufacturers Life Insurance Company of New York
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO. CAPTION IN PROSPECTUS

1 Cover Page; General Information About Manulife of New York, the Separate Account and the Trust (The Separate Account)

2 Cover Page; General Information About Manulife of New York, the Separate Account and the Trust (Manulife of New York)

3        *

4        Other Information (Distribution of the Policy)

5 General Information About Manulife of New York, the Separate Account and the Trust (The Separate Account)

6 General Information About Manulife of New York, the Separate Account and the Trust (The Separate Account)

7        *

8        *

9        Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

12 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

13       Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15       Issuing A Policy

16       **

17       Policy Surrender and Partial Withdrawals

18 General Information About Manulife of New York, the Separate Account and the Trust

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20       *

21       Policy Loans

22       *

23       **

24       Other Provisions of the Policy

25 General Information About Manulife of New York, the Separate Account and the Trust (Manulife of New York)

26       *

27       **

28       Other Information (Officers and Directors)

29 General Information About Manulife of New York, the Separate Account and the Trust (Manulife of New York)

30       *

31       *

32       *

33       *

34       *

35       **

36       *

37       *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39       Other Information (Distribution of the Policies)

40       *

41       **

42       *

43       *

44       Policy Values --Determination of Policy Value; Units and Unit Values)

45       *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

48       *

49       *

50 General Information About Manulife of New York, the Separate Account and the Trust

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52       Other Information (Substitution of Portfolio Shares)

53       **

54       *

55       *

56       *

57       *

58       *

59       Financial Statements

*  Omitted since answer is negative or item is not applicable.
** Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

                              SEPARATE ACCOUNT B OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK


                            VENTURE VUL ACCUMULATOR
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY



This prospectus describes Venture VUL Accumulator(sm), a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of New York (the "Company," "Manulife New York," "we" or "us").


The Policy is designed to provide lifetime insurance protection together with flexibility as to:

-  the timing and amount of premium payments,

-  the investment options underlying the Policy Value, and

-  the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife New York's Separate Account B (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding Statement of Additional Information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR AN EXISTING INSURANCE POLICY.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



            HOME OFFICE:                      SERVICE OFFICE MAILING ADDRESS:
  The Manufacturers Life Insurance           The Manufacturers Life Insurance
         Company of New York                        Company of New York
        100 Summit Lake Drive              P.O. Box 633, Niagara Square Station
            Second Floor                       Buffalo, New York 14201-0633
      Valhalla, New York 10595                   TELEPHONE: 1-888-267-7781



                THE DATE OF THIS PROSPECTUS IS ____________, 2002

TABLE OF CONTENTS TABLE OF CONTENTS


DEFINITIONS...................................................................................................
POLICY SUMMARY................................................................................................
    General...................................................................................................
    Death Benefits............................................................................................
    Optional Term Rider.......................................................................................
    Cash Value Enhancement Riders.............................................................................
    Return of Premium Rider...................................................................................
    Premiums..................................................................................................
    Policy Value..............................................................................................
    Policy Loans..............................................................................................
    Surrender and Partial Withdrawals.........................................................................
    Lapse and Reinstatement...................................................................................
    Charges and Deductions....................................................................................
    Investment Options and Investment Advisers ...............................................................
    Investment Management Fees and Expenses...................................................................
    Table of Charges and Deductions...........................................................................
    Table of Investment Management Fees and Expenses..........................................................
    Table of Investment Options and Investment Subadvisers....................................................
GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST...............................
    Manulife New York.........................................................................................
    The Separate Account......................................................................................
    The Trust.................................................................................................
    Investment Objectives of the Portfolios...................................................................
ISSUING A POLICY..............................................................................................
    Requirements..............................................................................................
    Temporary Insurance Agreement.............................................................................
    Right to Examine the Policy...............................................................................
    Life Insurance Qualification..............................................................................
DEATH BENEFITS................................................................................................
    Death Benefit Options.....................................................................................
    Changing the Death Benefit Option.........................................................................
    Changing the Face Amount..................................................................................
PREMIUM PAYMENTS..............................................................................................
    Initial Premiums..........................................................................................
    Subsequent Premiums.......................................................................................
    Maximum Premium Limitation................................................................................
    Premium Allocation........................................................................................
CHARGES AND DEDUCTIONS........................................................................................
    Premium Charge............................................................................................
    Surrender Charges.........................................................................................
    Monthly Deductions........................................................................................
    Charges for Transfers.....................................................................................
    Reduction in Charges......................................................................................
SPECIAL PROVISIONS FOR EXCHANGES..............................................................................
COMPANY TAX CONSIDERATIONS....................................................................................
POLICY VALUE..................................................................................................
    Determination of the Policy Value.........................................................................
    Units and Unit Values.....................................................................................
    Transfers of Policy Value.................................................................................
POLICY LOANS..................................................................................................
    Effect of Policy Loan.....................................................................................
    Interest Charged on Policy Loans..........................................................................
    Loan Account..............................................................................................
POLICY SURRENDER AND PARTIAL WITHDRAWALS......................................................................
    Policy Surrender..........................................................................................
    Partial Withdrawals.......................................................................................
LAPSE AND REINSTATEMENT.......................................................................................
    Lapse.....................................................................................................
    No-Lapse Guarantee........................................................................................

    No-Lapse Guarantee Cumulative Premium Test................................................................
    Reinstatement.............................................................................................
THE GENERAL ACCOUNT...........................................................................................
    Fixed Account.............................................................................................
OTHER PROVISIONS OF THE POLICY................................................................................
    Cash Value Enhancement Riders.............................................................................
    Return of Premium Rider...................................................................................
    Policyowner Rights........................................................................................
    Beneficiary...............................................................................................
    Validity..................................................................................................
    Misstatement of Age or Sex................................................................................
    Suicide Exclusion.........................................................................................
    Supplementary Benefits....................................................................................
TAX TREATMENT OF THE POLICY...................................................................................
    Life Insurance Qualification..............................................................................
    Tax Treatment of Policy Benefits..........................................................................
    Alternate Minimum Tax.....................................................................................
    Income Tax Reporting......................................................................................
OTHER INFORMATION.............................................................................................
    Payment of Proceeds.......................................................................................
    Reports to Policyowners...................................................................................
    Distribution of the Policies..............................................................................
    Responsibilities Assumed by Manulife New York and Manulife Financial Securities...........................
    Voting Rights.............................................................................................
    Substitution of Portfolio Shares..........................................................................
    Records and Accounts......................................................................................
    State Regulations.........................................................................................
    Litigation................................................................................................
    Independent Auditors......................................................................................
    Further Information.......................................................................................
    Financial Statements......................................................................................
    Officers and Directors....................................................................................
    Optional Term Rider.......................................................................................
ILLUSTRATIONS.................................................................................................
APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS.................
APPENDIX B - FINANCIAL STATEMENTS............................................................................



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.


MNY Cash Accum II 7/2002 MNY P-B Cash Accum II 7/2002

DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
is the Age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. The Company will take the first Monthly Deduction on the Effective Date.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Loan Interest Credited Differential
is the difference between the rate of interest charged on a Policy Loan and the rate of interest credited to amounts in the Loan Account.

Maximum Loanable Amount
is 100% of the Policy Net Cash Surrender Value less estimated charges to the next Policy anniversary, including loan interest.

Minimum Death Benefit
is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured.

Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.


No-Lapse Guarantee Period
is Set at issue and will vary by issue age as set forth in the Policy.


No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

-   the Face Amount of insurance changes.

-   a Supplementary Benefit is added, changed or terminated.

-   the Risk Classification of the life insured changes.

- a temporary Additional Rating is added (due to a face amount increase), or terminated.

-   the death benefit option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any Gross Withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)   is the total amount of loans borrowed as of such date;

(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;

(c) is any interest charges accrued from the last Policy Anniversary to the current date; and

(d)   is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Service Office Address
Is P.O. Box 633, Niagara Square Station, Buffalo, New York 14201-0633.

Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess Surrender Charges. Surrender Charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Surrender Charge Premium Limit
is used to determine the Surrender Charge. The Surrender Charge Premium Limit for the initial Face Amount is stated in the Policy. The Company will advise the policyowner of the Surrender Charge Premium Limit for any increase in Face Amount.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

POLICY SUMMARY

GENERAL

We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.

DEATH BENEFITS

There are two death benefit options. Under Option 1, the death benefit is the FACE AMOUNT OF THE POLICY at the date of death. Under Option 2, the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death. If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only. The actual death benefit will be the greater of the death benefit under the applicable death benefit option or the Minimum Death Benefit. The Minimum Death Benefit on any date is the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured. A table of Minimum Death Benefit Percentages is located under "Death Benefits - Minimum Death Benefit." You may change the death benefit option and increase or decrease the Face Amount subject to the limitations described in this Prospectus.

CASH VALUE ENHANCEMENT RIDERS


The Policy may be issued with one of two optional Cash Value Enhancement riders. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. Under the Cash Value Enhancement Rider, the enhancement is provided by reducing the Surrender Charge that would otherwise have applied upon Policy surrender or lapse. The Cash Value Enhancement Rider does not apply to decreases in Face Amount or partial withdrawals. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge. The decision to add one of these two riders must be made at issuance of the Policy and, once made, is irrevocable. Adding either of these riders may result in different premium and asset-based risk charges under the Policy.


RETURN OF PREMIUM RIDER

The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:


The return of premium rider death benefit is equal to the initial premium. Any subsequent premiums will increase the death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduced to less than zero). The Return of Premium rider is not protected by the No-Lapse Guarantee after the second Policy Year.


PREMIUMS

You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed the Maximum Loanable Amount. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of or the death benefit under the Policy and an assessment of a portion of the Surrender Charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charge and outstanding monthly deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:

-   charges deducted from premiums paid,


- monthly deductions for administration, asset based risk, cost of insurance, and face amount charges,


-   charges assessed on surrender or lapse, and

-   if applicable, a charge for any supplementary benefits added to the Policy.


The charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of the charges assessed monthly for the cost of insurance, face amount, and administrative expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.


In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.


The Policy may be issued with either one of the two optional Cash Value Enhancement riders which we offer. In the case of the Cash Value Enhancement rider, the Surrender Charge is reduced upon the surrender or lapse of a Policy. In the case of the Cash Value Enhancement Plus rider, the Surrender Charge is eliminated. If a Policy is issued with either of these riders, it will have different premium charges and the same or higher asset-based risk charges as noted under the "Table of Charges and Deductions."

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Each sub-account of the Separate Account purchases shares of one of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS


The table below sets forth the charges and deductions for the Policy. The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either one of these riders to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed below. In addition, there are other riders available under the policy which also have additional charges.


--------------------------------------------------------------------------------


         Premium Charges:              The Policy provides for a deduction
                                       of 7.5% of the premium paid during the
                                       first 10 Policy Years and 5% of each
                                       premium paid thereafter. Where the Cash
                                       Value Enhancement Rider is used, the
                                       premium charges are increased to 8.5% of the premium paid during the first 10
                                       Policy Years and 5.5% thereafter. Where
                                       the Cash Value Enhancement Plus Rider is used, the premium charges are 3.25% for the first 10 Policy Years and 2.25% thereafter.

--------------------------------------------------------------------------------

         Monthly Deductions:           An ADMINISTRATION CHARGE of $40 per
                                       Policy Month is deducted in the first
                                       five Policy Years. In subsequent years,
                                       the administration charge is $20 per
                                       Policy Month. The monthly administration charge does not vary with the Cash Value
                                       Enhancement options.



                                       A monthly ASSET-BASED RISK CHARGE is
                                       assessed against the Policy value in the Investment Accounts at an annual rate of 0%. This rate is guaranteed not to exceed 0.30%. Where the Cash Value Enhancement Rider is used, the asset-based risk charges are the same as those provided in the Policy - an annual rate of 0% guaranteed not to exceed 0.30%. Where the Cash Value Enhancement Plus Rider is used, the current asset-based risk charges are at an annual rate of 1% for the first 15 Policy Years and 0.25% thereafter. The guaranteed rates are 1.30% for the first 15 Policy Years and 0.55% thereafter.



                                       There is a monthly per $1000 Face Amount charge. The monthly charge per $1000 of Face Amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect. (See the chart under "Charges and Deductions - Face Amount Charge" for the exact per $1000 charge.)



                                       The maximum monthly per $1000 Face Amount charge is $1.18.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       A COST OF INSURANCE CHARGE is assessed
                                       monthly based on the amount at risk under the Policy. The rate of this charge does not vary with the Cash Value Enhancement options.

--------------------------------------------------------------------------------

         Surrender Charges:            A Surrender Charge is assessed upon
                                       surrender of the Policy, a partial
                                       withdrawal of Net Cash Surrender Value or lapse of the Policy occurring during the first 10 years following the Policy Date or the effective date of a Face Amount increase. The Surrender Charge is calculated separately for the initial
                                       Face Amount and each Face Amount
                                       increase. The length of the Surrender
                                       Charge period varies based on Age of the Insured on the date of issue or increase in Face Amount as follows:



                                                Age   Surrender Charge Period
                                               -----  -----------------------

                                               0-50          15 years
                                                 51          14 years
                                                 52          13 years
                                                 53          12 years
                                                 54          11 years
                                                 55+         10 years


                                       The Surrender Charge is the sum of (i)
                                       plus (ii), multiplied by (iii),
                                       multiplied by the Grading Percentage,
                                       where:


                                       (i) is the Rate per $1000 of initial Face
                                       Amount (or Face Amount increase); (ii) is
                                       120% of the lesser of (a) the premiums
                                       paid per $1000 of Face Amount during the first Policy Year (or premiums attributable to each $1000 of Face Amount increase for the year following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and (iii) is the initial Face Amount (or Face Amount increase) divided by 1000.



                                       The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy and the death benefit option in effect. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age and the death benefit option in effect at the time of the increase. (See the chart under "Charges and Deductions - Surrender Charges" for the exact Rate per $1000 of initial Face Amount.)



                                       The Grading Percentage starts at 100% for the first Policy Month and grades down evenly each subsequent Policy Month reaching zero at the end of a maximum of 15 years.



                                       If the Policy is issued with a Cash Value
                                       Enhancement Rider, the Surrender Charge
                                       calculated as described above is reduced by 90% for a surrender, withdrawal or lapse occurring in the first Policy Year, 80% in the second Policy Year, 60% in the third policy Year, 40% in the fourth policy Year and 20% in the fifth Policy Year.


                                       If the Policy is issued with a Cash Value
                                       Enhancement Plus Rider, there is no
                                       Surrender Charge.


                                       The Maximum Surrender Charge is $44.17
                                       per $1,000 Face Amount.


--------------------------------------------------------------------------------
         Loan Charges:                 A fixed loan interest rate of 5.25% is
                                       charged during the first 10 Policy Years and 4% thereafter. Interest is credited to amounts in the Loan Account at a rate of 4%. This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter.

--------------------------------------------------------------------------------
         Transfer Charge:              A charge of $25 per transfer is assessed
                                       for each transfer in excess of 12 in a
                                       Policy Year.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         Dollar Cost                   The charge for a transfer made under the
         Averaging Charge:             Dollar Cost Averaging program will not
                                       exceed $5.

--------------------------------------------------------------------------------
         Asset Allocation              The charge for a transfer made under the
         Balancer Charge:              Asset Allocation Balancer program will
                                       not exceed $15.

--------------------------------------------------------------------------------

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


                            TRUST ANNUAL EXPENSES (SERIES I SHARES)
  (as a percentage of Trust average net assets for the fiscal year ended December 31, 2001)A
-------------------------------- --------------- -------------- --------------------- --------------------
                                                                                      TOTAL TRUST
                                                 SERIES I       OTHER EXPENSES        ANNUAL EXPENSES
                                 MANAGEMENT      RULE 12b-1     (AFTER EXPENSE        (AFTER EXPENSE
TRUST PORTFOLIO                  FEES            FEES           REIMBURSEMENT)        REIMBURSEMENT)
-------------------------------- --------------- -------------- --------------------- --------------------

Internet Technologies            1.000%             0.150%         0.110%             1.26%
-------------------------------- --------------- -------------- --------------------- --------------------
Pacific Rim Emerging Markets     0.700%             0.150%         0.380%             1.23%
-------------------------------- --------------- -------------- --------------------- --------------------
Telecommunications               0.950%             0.150%         0.340%             1.44%B
-------------------------------- --------------- -------------- --------------------- --------------------
Science & Technology             0.916% E           0.150%         0.060%             1.13%
-------------------------------- --------------- -------------- --------------------- --------------------
International Small Cap          0.950%             0.150%         0.500%             1.60%
-------------------------------- --------------- -------------- --------------------- --------------------
Health Sciences                  0.942% E           0.150%         0.350%             1.44%B
-------------------------------- --------------- -------------- --------------------- --------------------
Aggressive Growth                0.850%             0.150%         0.070%             1.07%
-------------------------------- --------------- -------------- --------------------- --------------------
Emerging Small Company           0.900%             0.150%         0.070%             1.12%
-------------------------------- --------------- -------------- --------------------- --------------------
Small Company Blend              0.900%             0.150%         0.120%             1.17%
-------------------------------- --------------- -------------- --------------------- --------------------
Dynamic Growth                   0.850%             0.150%         0.080%             1.08%
-------------------------------- --------------- -------------- --------------------- --------------------
Mid Cap Growth                   0.850%             0.150%         0.390%             1.39% B
-------------------------------- --------------- -------------- --------------------- --------------------
Mid Cap Opportunities            0.850%             0.150%         0.440%             1.44%B
-------------------------------- --------------- -------------- --------------------- --------------------
Mid Cap Stock                    0.775%             0.150%         0.080%             1.00%
-------------------------------- --------------- -------------- --------------------- --------------------
All Cap Growth                   0.785%             0.150%         0.060%             0.99%
-------------------------------- --------------- -------------- --------------------- --------------------
Financial Services               0.800%             0.150%         0.260%             1.21%B
-------------------------------- --------------- -------------- --------------------- --------------------
Overseas                         0.800%             0.150%         0.150%             1.10%
-------------------------------- --------------- -------------- --------------------- --------------------
International Stock              0.838%E            0.150%         0.170%             1.16%
-------------------------------- --------------- -------------- --------------------- --------------------
International Value              0.850%             0.150%         0.150%             1.15%
-------------------------------- --------------- -------------- --------------------- --------------------
Capital Appreciation             0.750%             0.150%         0.300%             1.20%
-------------------------------- --------------- -------------- --------------------- --------------------
Strategic Opportunities          0.700%             0.150%         0.060%             0.91%
-------------------------------- --------------- -------------- --------------------- --------------------
Quantitative Mid Cap             0.650%             0.150%         0.100%             0.90%B
-------------------------------- --------------- -------------- --------------------- --------------------
Global Equity                    0.750%             0.150%         0.110%             1.01%
-------------------------------- --------------- -------------- --------------------- --------------------
Strategic Growth                 0.750%             0.150%         0.200%             1.10%B
-------------------------------- --------------- -------------- --------------------- --------------------
Growth                           0.697%             0.150%         0.060%             0.91%
-------------------------------- --------------- -------------- --------------------- --------------------
Large Cap Growth                 0.750%             0.150%         0.080%             0.98%
-------------------------------- --------------- -------------- --------------------- --------------------
All Cap Value                    0.800%             0.150%         0.470%             1.42%B
-------------------------------- --------------- -------------- --------------------- --------------------
Capital Opportunities            0.750%             0.150%         0.500%G            1.40%B, G
-------------------------------- --------------- -------------- --------------------- --------------------
Quantitative Equity              0.599%             0.150%         0.060%             0.81%
-------------------------------- --------------- -------------- --------------------- --------------------
Blue Chip Growth                 0.702% E           0.150%         0.060%             0.91%
-------------------------------- --------------- -------------- --------------------- --------------------
Utilities                        0.750%             0.150%         0.500%G            1.40%B, G
-------------------------------- --------------- -------------- --------------------- --------------------
Real Estate Securities           0.645%             0.150%         0.070%             0.87%
-------------------------------- --------------- -------------- --------------------- --------------------
Small Company Value              0.891% E           0.150%         0.110%             1.15%
-------------------------------- --------------- -------------- --------------------- --------------------
Mid Cap Value                    0.800%             0.150%         0.200%             1.15%B
-------------------------------- --------------- -------------- --------------------- --------------------
Value                            0.642%             0.150%         0.060%             0.85%
-------------------------------- --------------- -------------- --------------------- --------------------
Tactical Allocation              0.750%             0.150%         0.400%             1.30%
-------------------------------- --------------- -------------- --------------------- --------------------
Fundamental Value                0.798%             0.150%         0.120%             1.07% B
-------------------------------- --------------- -------------- --------------------- --------------------
Growth & Income                  0.529%             0.150%         0.050%             0.73%
-------------------------------- --------------- -------------- --------------------- --------------------
U.S. Large Cap Value             0.725%             0.150%         0.050%             0.93%
-------------------------------- --------------- -------------- --------------------- --------------------
Equity-Income                    0.711% E           0.150%         0.050%             0.91%
-------------------------------- --------------- -------------- --------------------- --------------------
Income & Value                   0.650%             0.150%         0.070%             0.87%
-------------------------------- --------------- -------------- --------------------- --------------------
Balanced                         0.563%             0.150%         0.100%             0.81%
-------------------------------- --------------- -------------- --------------------- --------------------
High Yield                       0.625%             0.150%         0.060%             0.84%
-------------------------------- --------------- -------------- --------------------- --------------------
Strategic Bond                   0.625%             0.150%         0.080%             0.86%
-------------------------------- --------------- -------------- --------------------- --------------------
Global Bond                      0.600%             0.150%         0.220%             0.97%
-------------------------------- --------------- -------------- --------------------- --------------------


                                                                                      TOTAL TRUST
                                                 SERIES I       OTHER EXPENSES        ANNUAL EXPENSES
                                 MANAGEMENT      RULE 12b-1     (AFTER EXPENSE        (AFTER EXPENSE
TRUST PORTFOLIO                  FEES            FEES           REIMBURSEMENT)        REIMBURSEMENT)
-------------------------------- --------------- -------------- --------------------- --------------------
Total Return                     0.600%             0.150%         0.060%             0.81%
-------------------------------- --------------- -------------- --------------------- --------------------
Investment Quality Bond          0.500%             0.150%         0.090%             0.74%
-------------------------------- --------------- -------------- --------------------- --------------------
Diversified Bond                 0.600%             0.150%         0.070%             0.82%
-------------------------------- --------------- -------------- --------------------- --------------------
U.S. Government Securities       0.550%             0.150%         0.060%             0.76%
-------------------------------- --------------- -------------- --------------------- --------------------
Money Market                     0.350%             0.150%         0.050%             0.55%
-------------------------------- --------------- -------------- --------------------- --------------------
Small Cap Index F                0.375%             0.150%         0.075%             0.60%
-------------------------------- --------------- -------------- --------------------- --------------------
International Index F            0.400%             0.150%         0.050%             0.60%
-------------------------------- --------------- -------------- --------------------- --------------------
Mid Cap Index F                  0.375%             0.150%         0.075%             0.60%
-------------------------------- --------------- -------------- --------------------- --------------------
Total Stock Market Index F       0.375%             0.150%         0.060%             0.59%
-------------------------------- --------------- -------------- --------------------- --------------------
500 Index F                      0.375%             0.150%         0.050%             0.57%
-------------------------------- --------------- -------------- --------------------- --------------------
Lifestyle Aggressive 1000        0.065%             0.000%         0.010%             0.075%C, D
-------------------------------- --------------- -------------- --------------------- --------------------
Lifestyle Growth 820             0.054%             0.000%         0.021%             0.075%C, D
-------------------------------- --------------- -------------- --------------------- --------------------
Lifestyle Balanced 640           0.054%             0.000%         0.021%             0.075%C, D
-------------------------------- --------------- -------------- --------------------- --------------------
Lifestyle Moderate 460           0.062%             0.000%         0.013%             0.075%C, D
-------------------------------- --------------- -------------- --------------------- --------------------
Lifestyle Conservative 280       0.069%             0.000%         0.006%             0.075%C, D
-------------------------------- --------------- -------------- --------------------- --------------------



A Effective January 1, 2002, the Trust implemented a Series I Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


B Annualized; For the period April 30, 2001 (commencement of operations) to December 31, 2001.

C The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes,
   (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2001) as noted in the chart below:


 --------------------------------- ------------------ ----------------- ---------------- ----------------
                                                                                            TOTAL TRUST
                                      MANAGEMENT         RULE              OTHER            ANNUAL
    TRUST PORTFOLIO                   FEES               12b-1 FEES        EXPENSES         EXPENSES
 ---------------------------------- ------------------ ----------------- ---------------- ----------------
    Lifestyle Aggressive 1000         0.065%             0.000%            1.081%           1.146%
 --------------------------------- ------------------ ----------------- ---------------- ----------------
    Lifestyle Growth 820              0.054%             0.000%            0.998%           1.052%
 --------------------------------- ------------------ ----------------- ---------------- ----------------
    Lifestyle Balanced 640            0.054%             0.000%            0.914%           0.968%
 --------------------------------- ------------------ ----------------- ---------------- ----------------
    Lifestyle Moderate 460            0.062%             0.000%            0.823%           0.885%
 --------------------------------- ------------------ ----------------- ---------------- ----------------
    Lifestyle Conservative 280        0.069%             0.000%            0.790%           0.859%
 --------------------------------- ------------------ ----------------- ---------------- ----------------


D Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

E Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                    FEE REDUCTION
        COMBINED ASSET LEVELS              (AS A PERCENTAGE OF THE ADVISORY FEE)

        First $750 million                              0.00%

        Between $750 million and $1.5 billion           5.00%



        Between $1.5 billion and $3.0 billion           7.50%



        Over $3.0 billion                               10.00%




   The fee reductions are applied to the advisory fees of each of the six portfolios. (However, in the case of the Small Company Value Trust, the fee reduction will be reduced by 0.05% of the first $500 million in net assets.) This voluntary fee waiver may be terminated at any time by the adviser. As of December 31, 2001, the combined asset level for all six portfolios was approximately $4.097 billion resulting in a fee reduction of 5.00%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

F MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.07% and 0.62%, respectively, for the International Index Trust, 0.075% and 0.60%, respectively, for the Small Cap Index Trust, and 0.075% and 0.60%, respectively, for the Mid Cap Index Trust and 0.060% and 0.59%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2002 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.


G For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Opportunities and Utilities Trusts, the Adviser reimbursed the portfolios for certain expenses for the year ended December 31, 2001. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.560% and 1.46%, respectively, for the Capital Opportunities Trust and 0.610% and 1.51%, respectively for the Utilities Trust. These voluntary expense reimbursements may be terminated at any time.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this Policy, one of which is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

SUBADVISER                                    PORTFOLIO

A I M Capital Management, Inc.                All Cap Growth Trust
                                              Aggressive Growth Trust


Capital Guardian Trust Company                Small Company Blend Trust
                                              U.S. Large Cap Value Trust
                                              Income & Value Trust
                                              Diversified Bond Trust

Cohen & Steers Capital Management, Inc.       Real Estate Securities Trust

Davis Advisors                                Financial Services Trust
                                              Fundamental Value Trust

The Dreyfus Corporation                       All Cap Value Trust

Fidelity Management & Research Company        Strategic Opportunities Trust
                                              Large Cap Growth Trust
                                              Overseas Trust
Founders Asset Management LLC                 International Small Cap Trust

Franklin Advisers, Inc.                       Emerging Small Company Trust

INVESCO Funds Group, Inc.                     Telecommunications Trust
                                              Mid Cap Growth Trust

Janus Capital Corporation                     Dynamic Growth Trust

Jennison Associates LLC                       Capital Appreciation Trust

Lord, Abbett & Co.                            Mid Cap Value Trust

Manufacturers Adviser Corporation             Pacific Rim Emerging Markets Trust
                                              Quantitative Equity Trust
                                              Quantitative Mid Cap Trust
                                              Money Market Trust
                                              Index Trusts
                                              Lifestyle Trusts(A)
                                              Balanced Trust

Massachusetts Financial Services Company      Strategic Growth Trust
                                              Capital Opportunities Trust
                                              Utilities Trust

Miller Anderson                               Value Trust

                                              High Yield Trust

Munder Capital Management                     Internet Technologies Trust

Pacific Investment Management Company         Global Bond Trust
                                              Total Return Trust

Putnam Investment Management, L.L.C.          Mid Cap Opportunities Trust
                                              Global Equity Trust

Salomon Brothers Asset Management Inc         U.S. Government Securities Trust
                                              Strategic Bond Trust

SSgA Funds Management, Inc.                   Growth Trust

                                              Lifestyle Trusts(A)


T. Rowe Price Associates, Inc.                Science & Technology Trust
                                              Small Company Value Trust
                                              Health Sciences Trust
                                              Blue Chip Growth Trust
                                              Equity-Income Trust

T. Rowe Price International, Inc.             International Stock Trust

Templeton Investment Counsel, Inc.            International Value Trust

UBS Global Asset Management                   Tactical Allocation Trust
(formerly, Brinson Advisors, Inc.)


Wellington Management Company, LLP            Growth & Income Trust
                                              Investment Quality Bond Trust
                                              Mid Cap Stock Trust

-----------------
(A) SSGA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.



GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST MANULIFE NEW YORK

We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor Valhalla, New York 10595. We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("MANULIFE USA"), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan with its principal office located at 73 Tremont Street, Boston, Massachusetts 02108. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

RATINGS

The Manufacturers Life Insurance Company of New York has received the following ratings from independent ratings agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for financial strength)
A.M. Best Company:                               A++ (for financial strength)
Fitch:                                           AAA (for insurer financial
                                                      strength)

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife New York as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

The Company established The Manufacturers Life Insurance Company of New York Separate Account B ("Separate Account") on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

Manulife New York is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife New York. Manulife New York will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife New York conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife New York.

REGISTRATION

The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.

THE TRUST

Each sub-account of the Separate Account will purchase Series I shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife New York may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential.


The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.


The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.


The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.


The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of real estate companies.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.


The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.


The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.




*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Validity are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and

(ii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, we will cancel the Policy and return any partial premiums paid to the applicant.

MINIMUM INITIAL FACE AMOUNT


We will generally issue a Policy only if it has a Face Amount of at least $100,000.


BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a Policy is backdated, we will credit Net Premiums received prior to the Effective Date of a Policy with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an Additional Rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund of the premium within 10 days after the policy is received. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid.

If the Policy is purchased in connection with a replacement of an existing policy (as defined below), the policyowner may also cancel the Policy by returning it to the Service Office or the Manulife New York agent who sold it at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by the Company, the Company will refund the premium to the policyowner. In the case of a replacement of a policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her attorney or the Manulife New York agent regarding this matter prior to purchasing the new Policy.

Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer or an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of existing life insurance policy. Therefore, a policyowner should consult with his or her Manulife New York agent or attorney regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.

Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value may not at any time exceed the Net Single Premium. The Net Single Premium is the one payment that would be needed on a specific date to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST

Under the Guideline Premium Test, the sum of premiums paid into the Policy may not at any time exceed the Guideline Premium Limitation as of such time. The Guideline Premium Limitation is, as of any date, the greater of:

(a) the Guideline Single Premium, or

(b) the sum of the Guideline Level Premiums to such date.

If you elected this test, the Guideline Single Premium and the Guideline Level Premium are as set forth in the Policy.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable minimum death benefit percentage for the Attained Age of the life insured. See "Death Benefits - Minimum Death Benefit."

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit.

Changes to the Policy may affect the maximum amount of premiums, such as:

-    a change in the Policy's Face Amount.

-    a change in the death benefit option.

-    partial withdrawals.

-    addition or deletion of Supplementary Benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any Supplementary Benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after we receive a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

There are two death benefit options, described below. The actual death benefit is the amount shown below under the applicable death benefit option or, if greater, the Minimum Death Benefit as described below.

DEATH BENEFIT OPTION 1

Under Option 1, the death benefit is the Face Amount of the Policy at the date of death.

DEATH BENEFIT OPTION 2

Under Option 2, the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death.

If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only.

If any partial withdrawals are made, the death benefit, whether it is Option 1 or 2, will be less than it would be if no withdrawals were made. Making a partial withdrawal will result in a reduction in the Face Amount of insurance for Death Benefit Option 1. See "Policy Surrender and Partial Withdrawals - Reduction in Face Amount due to a Partial Withdrawal."

If the life insured should die during a grace period, the death benefit will be reduced by the amount of any monthly deductions due, and the Policy Value will be calculated as of the date of the default giving rise to the grace period.

MINIMUM DEATH BENEFIT.

The Minimum Death Benefit depends on whether the policyowner elected the Guideline Premium Test or the Cash Value Accumulation Test for qualification of the Policy as life insurance under the Code. See "Issuing a Policy - Life Insurance Qualification."

If you elected the Guideline Premium Test, the sum of the death benefit as described above and the benefit payable under any Supplementary Term Insurance on the life insured will never be less than the Policy Value at the date of death multiplied by the applicable minimum death benefit percentage in the table below.

----------------------------------------------------------
       TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES
----------------------------------------------------------
     ATTAINED AGE             APPLICABLE PERCENTAGE
     40 and under                      250%
          45                           215%
          50                           185%
          55                           150%
          60                           130%
          65                           120%
          70                           115%
          75                           105%
          90                           105%
     95 and above                      100%
------------------------ ---------------------------------

For ages not shown, the applicable percentage can be found by reducing the above applicable percentages proportionately.

If you elected the Cash Value Accumulation Test, on any date the sum of the death benefit as described above, plus the benefit payable under any Supplementary Term Insurance on the life insured, will always be equal to the amount required on such date to produce a Policy Value that does not exceed the Net Single Premium required to fund future benefits under the policy.

CHANGING THE DEATH BENEFIT OPTION


You may change the death benefit option as described below once each Policy Year after the first Policy Year by submitting a written request for a change to our Service Office. The change will become effective as of the beginning of the next Policy Month following the date we approve the request. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.


A change in the death benefit option will result in a change in the Policy's Face Amount in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this prospectus, you may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

You may increase the Face Amount once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000 or such other Minimum Face Amount Increase as the Company may establish on 90 days written notice to you. An increase will become effective at the beginning of the Policy Month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in Face Amount will usually result in the Policy being subject to new Surrender Charges. The new Surrender

Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase. There will be no new Surrender Charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a right to examine with respect to any increase resulting in new Surrender Charges.

An additional premium may be required for a Face Amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If you request to change both the Face Amount and the death benefit option in the same month, the death benefit option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000 or such other Minimum Face Amount Decrease as the Company may establish on 90 days written notice to you. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date we approve the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the Policy to fall below the minimum Face Amount of $100,000. For information on Surrender Charges on a decrease in Face Amount, see "Charges and Deductions - Surrender Charges."

PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. We will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day we receive the premiums at our Service Office unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 3% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total allocation equals 100. You may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.


INVESTMENT CREDIT



After the tenth policy anniversary, we may credit your Investment Account annually on the Policy Anniversary Date with an amount equal to the percentage credit listed below multiplied by the value of your Investment Account on this date, provided the Investment Account is not subject to an existing loan. The investment credit percentages are 0.075% for policy anniversary years 11-20 and 0.175% thereafter. Any credit will be added to your Investment Account according to your most recent allocation instructions. This credit is not guaranteed and we reserve the right to discontinue making such payments at any time.


CHARGES AND DEDUCTIONS


The Company makes various charges under the Policy. Charges are deducted from premiums, monthly from Policy Values and upon surrender of a Policy, a decrease in Face Amount, and a partial withdrawal or lapse of a Policy. These charges are discussed below.


The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either rider to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed under "Other Provisions of the Policy
- Cash Value Enhancement Riders."

PREMIUM CHARGES


During the first 10 Policy Years, Manulife New York deducts a premium charge from each premium payment equal to 7.5% of the premium. Thereafter, the premium charge is equal to 5% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.


SURRENDER CHARGES


The Company will deduct a Surrender Charge if, during the first 15 years (or during the shorter periods noted below) following the Policy Date or the effective date of a Face Amount increase:


-     the Policy is surrendered for its Net Cash Surrender Value,

-     a partial withdrawal is made,

- the Face Amount is decreased in excess of the Surrender Charge Decrease Exemption, and

-     the Policy lapses.

The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

The Surrender Charge period varies based on the age of the Insured on the date of issuance of the Policy or the date of any Face Amount increase (as applicable) as follows:



                           Age         Surrender Charge Period

                           0-50             15 Years
                           51               14 Years
                           52               13 Years
                           53               12 Years
                           54               11 Years
                           55+              10 Years


The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the applicable Grading Percentage, where:

(i) is the Rate per $1000 of initial Face Amount (or Face Amount increase);


(ii) is 120% of the lesser of (a) the premiums paid in the first two Policy Years per $1000 of initial Face Amount (or the premiums attributable to each $1000 of Face Amount increase in the two years following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and


(iii)  is the initial Face Amount (or the Face Amount increase) divided by 1000.


The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy and the death benefit option in effect. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age and the death benefit option in effect at the time of an increase. The Rates per $1000 are set forth in the following table.


              TABLE OF GUARANTEED SURRENDER CHARGE RATES PER $ 1000
                     OF FACE AMOUNT OR FACE AMOUNT INCREASE


---------------------------------- ---------------------------- ----------------
AGE AT ISSUANCE OR                 DEATH BENEFIT                DEATH BENEFIT
ATTAINED AGE AT INCREASE           OPTION 1                      OPTION 2
---------------------------------- ---------------------------- ----------------
25 or less                         $7.54                        $6.50
---------------------------------- ---------------------------- ----------------
26 - 35                            $6.61                        $5.78
---------------------------------- ---------------------------- ----------------
36 - 45                            $6.09                        $4.85
---------------------------------- ---------------------------- ----------------
46 - 55                            $4.13                        $4.65
---------------------------------- ---------------------------- ----------------
56 - 65                            $2.99                        $1.96
---------------------------------- ---------------------------- ----------------
66 +                               $2.48                        $1.96
---------------------------------- ---------------------------- ----------------



The Grading Percentage varies with the Policy Month in which the transaction causing the assessment of the Surrender Charge occurs. As indicated in the following table, the Grading Percentage starts at 100% for the first Policy Month and grades down evenly each Policy Year reaching zero at the end of a maximum of 15 years.


             GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
        (Applicable to the Initial Face Amount and Subsequent Increases)
             The Grading Percentages Will Not Exceed The Following:


------------------- -------------------------------------------------

    SURRENDER               AGE AND GRADING PERCENTAGE**
  CHARGE PERIOD*    ------------------- -----------------------------
                     0-50      51      52      53       54     55+

------------------- -------- ------- ------- -------- ------- -------
        1            100%     100%    100%    100%     100%    100%
------------------- -------- ------- ------- -------- ------- -------
        2             93%      93%     92%     92%      91%     90%
------------------- -------- ------- ------- -------- ------- -------
        3             87%      86%     85%     83%      82%     80%
------------------- -------- ------- ------- -------- ------- -------

------------------- -------- ------- ------- -------- ------- -------
        4             80%     79%     77%      75%     73%     70%
------------------- -------- ------- ------- -------- ------- -------
        5             73%     71%     69%      67%     64%     60%
------------------- -------- ------- ------- -------- ------- -------
        6             67%     64%     62%      58%     55%     50%
------------------- -------- ------- ------- -------- ------- -------
        7             60%     57%     54%      50%     45%     40%
------------------- -------- ------- ------- -------- ------- -------
        8             53%     50%     46%      42%     36%     30%
------------------- -------- ------- ------- -------- ------- -------
        9             47%     43%     38%      33%     27%     20%
------------------- -------- ------- ------- -------- ------- -------
        10            40%     36%     31%      25%     18%     10%
------------------- -------- ------- ------- -------- ------- -------
        11            33%     29%     23%      17%      9%      0%
------------------- -------- ------- ------- -------- ------- -------
        12            27%     21%     15%       8%      0%
------------------- -------- ------- ------- -------- ------- -------
        13            20%     14%      8%       0%
------------------- -------- ------- ------- -------- ------- -------
        14            13%      7%      0%
------------------- -------- ------- ------- -------- ------- -------
        15             7%      0%
------------------- -------- ------- ------- -------- ------- -------
        16             0%
------------------- -------- ------- ------- -------- ------- -------


* The Grading Percentages shown are at the beginning of each Policy Year. Proportionate Grading Percentages apply for other Policy Months.


** Age for the Initial Face amount refers to the Age at Policy Date. For a subsequent Face Amount increase, Age refers to the attained age at the time of the increase.


ILLUSTRATION OF SURRENDER CHARGE CALCULATION

ASSUMPTIONS


-   45 year old male (standard risk and nonsmoker status)


-   Death Benefit Option 1


-   $20,000 in premiums have been paid on the Policy in the first Policy
    Year



- Surrender Charge Premium Limit for the Policy is $16.06 per $1000 of Face Amount.



- Face Amount of the Policy at issue is $500,000 and no increases have occurred


-   Policy is surrendered during the first month of the first policy year.

SURRENDER CHARGE


The Surrender Charge to be assessed would be $12,680 determined as follows:



(1) First, the applicable Rate per $1000 of initial Face Amount as set forth in the table above ($6.09) is added to 120% of the lesser of the premiums paid per $1000 of initial Face Amount or the Surrender Charge Premium Limit.



$6.09 plus (120%) x [the lesser of $20,000/(500,000/1000) or $16.06 =
$25.36.


(2) Next, this figure is multiplied by the initial Face Amount divided by 1000.


$25.36 X 500,000/1000 or 500 = $12,680.


(3) Finally, the figure obtained in step 2 is multiplied by the applicable Grading Percentage for the first month of the first Policy Year (100%).


$12,680 X 100% = $12,680.

Depending upon the Face Amount of the Policy, the Age of the life insured at issuance, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal made during the Surrender Charge Period will result in the assessment of a pro-rata portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as of the date of the withdrawal. It will equal (a) divided by (b), multiplied by (c), where:

(a) is the amount of the partial Net Cash Surrender Value withdrawal;

(b) is the Net Cash Surrender Value prior to the withdrawal; and

(c) is the current total Surrender Charge prior to the withdrawal.

The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the Surrender Charges be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.

SURRENDER CHARGE ON DECREASE IN FACE AMOUNT

If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value for decreases in excess of the Surrender Charge Decrease Exemption. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.


The Surrender Charge Decrease Exemption is 10% of the initial Face Amount. Once Cumulative Face Amount decreases exceed 10% of the initial Face Amount, the Surrender Charge Decease Exemption no longer applies and a surrender charge will be applied to Face Amount decreases in excess of the Exemption amount. This amount is set at issuance of the Policy and applies to decreases in the initial Face Amount of insurance only. This exemption does not apply to a full surrender of the Policy or a partial withdrawal of Net Cash Surrender Value.


MONTHLY DEDUCTIONS

On the Policy Date and at the beginning of each Policy Month, a deduction is taken from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These monthly deductions consist of:

-        an administration charge;


-        an asset-based risk charge;



-        a face amount charge; and


-        a cost of insurance charge.

If applicable, there may be additional monthly charges for any Supplementary Benefits added to the Policy.

All of the monthly deductions, except for the asset-based risk charge, may be allocated among the Investment Accounts and the Fixed Account as specified by the policyowner and approved by us. Absent such specification, the monthly deductions, except the asset-based risk charge, will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value. The asset-based risk charge will be allocated among the Investment Accounts in the same proportion as the value in each Investment Account bears to the total value of all Investment Accounts.

ADMINISTRATION CHARGE

The administration charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy. During the first 5 Policy Years, this monthly charge will be $40. For all subsequent Policy Years, the monthly administration charge will be $20.



FACE AMOUNT CHARGE



There is a monthly per $1000 Face Amount charge. The monthly charge per $1000 of Face Amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect as set forth in the following table. This charge applies to the Face Amount for the first 10 Policy Years.




                 -------------------- --------------- ----------------
                                      Death Benefit   Death
                                      Option 1        Benefit
                                                      Option 2
                 -------------------- --------------- ----------------
                 Age*/                First Ten       First Ten
                 Attained Age*        Policy Years    Policy Years
                 -------------------- --------------- ----------------
                 25 or less           $0.08           $0.04
                 -------------------- --------------- ----------------
                 35                   $0.11           $0.06
                 -------------------- --------------- ----------------
                 45                   $0.22           $0.10
                 -------------------- --------------- ----------------
                 55                   $0.31           $0.17
                 -------------------- --------------- ----------------
                 65                   $0.60           $0.39
                 -------------------- --------------- ----------------
                 75                   $0.89           $0.61
                 -------------------- --------------- ----------------
                 85+                  $1.18           $0.83
                 -----------------------------------------------------
                 *The monthly charge for non-decennial
                 ages is found by interpolating the
                 two current tabular entries.
                 -----------------------------------------------------



ASSET-BASED RISK CHARGE


A charge is assessed against the Investment Accounts monthly at an annual rate of 0%. This rate is guaranteed not to exceed 0.30%. This charge is to compensate the Company for the sales, administrative and other expenses it may incur. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.


COST OF INSURANCE CHARGE

The monthly cost of insurance charge is determined as the rate of the cost of insurance for a specific Policy Month, as described below, multiplied by the net amount at risk.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero or the result of (a) minus (b), where:


(a) is the Face Amount of insurance as of the first day of the Policy Month, divided by 1.0024663; and (b) is the Policy Value as of the first day of the Policy Month after the deduction of all charges other than the monthly cost of insurance.



For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance as of the first day of the Policy Month, divided by 1.0024663.


The rates for the cost of insurance, as of the Policy Date and subsequently for each Face Amount increase, are based on the life insured's Age, sex and Risk Classification, the duration that coverage has been in force and the net amount at risk.

The Company applies unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within any class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on a unismoker version of the 1980 Commissioners, Age Nearest Birthday, Mortality tables.

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges in certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commission or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual Policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance contracts issued by the Company to exchange their contracts for the Policies described in this prospectus (and likewise, owners of Policies described in this prospectus may also exchange their Policies for certain fixed life insurance contracts issued by the Company). Policyowners considering an exchange should consult their tax advisor as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife New York. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Interest Credited Differential. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00 or $12.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, the policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a form satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization for is on file.

We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occurs. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, you may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)      within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made without assessment of a fee in any Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that you may transfer from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company offers policyowners an optional Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. The charge for a transfer made under the DCA program will not exceed $5. The Company will provide you with 90 days' written notice of any change in the current charge. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice of termination is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the optional Asset Allocation Balancer program, the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will transfer amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs the Company otherwise or has elected the DCA program. The charge for a transfer made under the Asset Allocation Balancer program will not exceed $15. The Company will provide you with 90 days' written notice of any change in the current charge.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While a Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value in an amount not to exceed the Maximum Loanable Amount. The Policy serves as the only security for the loan. Policy loans may have tax consequences. See "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

EFFECT OF POLICY LOAN

A Policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A Policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a Policy loan may result in a Policy failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a Policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy and added to the Policy Debt.


Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease at the life insured's Attained Age 100. The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send you a notice of the pending termination. Payment of interest on the Policy Debt during the 61-day grace period will bring the Policy out of default.


LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT


Interest will be credited to amounts in the Loan Account at an effective annual rate of 4%. This rate is guaranteed not to be less than 3.5%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed
1.25% during the first ten policy years and 0.5% thereafter. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.


For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

You may repay the Policy Debt in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. We will allocate loan repayments first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

You may surrender a Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which we receive the Policy and your written request for surrender at our Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

You may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. You may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a partial withdrawal, see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge.

Otherwise, if the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount plus the Premium Death Benefit Account.

If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.

LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If we do not receive the required payment by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issuance of the Policy and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if there is (i) a change in the Face Amount of the Policy, (ii) a change of the death benefit option , (iii) a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) any change in the Supplementary Benefits added to the Policy or the Risk Classification of the life insured.

The No-Lapse Guarantee Period is described under "Definitions."

While the No-Lapse Guarantee is in effect, the Company will determine, at the beginning of any Policy Month that a Policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If we do not receive the required payment by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid to date, less any Policy Debt and less any gross withdrawals taken on or before the date of the test, is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyowner may, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company, is provided to the Company; and

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium, must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date we receive the required payment at our Service Office. In addition, any Surrender Charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT

The general account of Manulife New York consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

    (a)      the portion of the net premiums allocated to it; plus

    (b)      any amounts transferred to it; plus

    (c)      interest credited to it; less

    (d)      any charges deducted from it; less

    (e)      any partial withdrawals from it; less

    (f)      any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if you pay the planned premiums, allocate all net premiums only to the general account and make no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

CASH VALUE ENHANCEMENT RIDERS


The Policy may be issued with one of two optional Cash Value Enhancement riders:
(1) the Cash Value Enhancement Rider or (2) the Cash Value Enhancement Plus Rider. The decision to add either one of these two riders to a Policy must be made at issuance of the Policy and, once made, is irrevocable. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. Under the Cash Value Enhancement Rider, the enhancement is provided by reducing the Surrender
Charge that would otherwise have applied upon Policy surrender or lapse. The Cash Value Enhancement Rider does not apply to decreases in Face Amount or partial withdrawals. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge.


Under each of the riders, the enhancement in Cash Surrender Value is equal to the Surrender Charge multiplied by the applicable Cash Value Enhancement Factor. The applicable Cash Value Enhancement Factors under the two riders during the 10 years of the Surrender Charge Period are set forth below:

                         CASH VALUE ENHANCEMENT FACTORS
          (Applicable to Initial Face Amount and Subsequent Increases)


                            Cash Value Enhancement       Cash Value Enhancement
       Policy Year                 Rider                       Plus Rider
       -----------                 -----                       ----------
            1                        90                          100
            2                        80                          100
            3                        60                          100
            4                        40                          100
            5                        20                          100
            6+                        0                          100


Adding either of the Cash Value Enhancement riders to a Policy will alter certain of the charges under the Policy, as illustrated in the following table. There will be no change in the monthly administration and cost of insurance charges under the Policy.

                  COMPARATIVE MONTHLY CHARGES WITH ADDITION OF
                          CASH VALUE ENHANCEMENT RIDERS


--------------------------------- ----------------------------------------------------------------------------
            CHARGES
--------------------------------- ----------------------------------------------------------------------------
                                                                  THE POLICY
--------------------------------- ----------------------------------------------------------------------------
Premium Charge                    7.5% for first 10 Policy Years and 5% thereafter
--------------------------------- ----------------------------------------------------------------------------
Asset-Based Risk Charge           0% per Policy Year (guaranteed not to exceed 0.3%)
--------------------------------- ----------------------------------------------------------------------------

                                                 THE POLICY WITH CASH VALUE ENHANCEMENT RIDER
--------------------------------- ----------------------------------------------------------------------------
Premium Charge                    8.5% for first 10 Policy Years and 5.5% thereafter
--------------------------------- ----------------------------------------------------------------------------
Asset-Based Risk Charge           0% per Policy Year (guaranteed not to exceed 0.3%)
--------------------------------- ----------------------------------------------------------------------------

                                               THE POLICY WITH CASH VALUE ENHANCEMENT PLUS RIDER
--------------------------------- ----------------------------------------------------------------------------
Premium Charge                    3.25% for first 10 Policy Years and 2.25% thereafter
--------------------------------- ----------------------------------------------------------------------------
Asset-Based Risk Charge           1% per Policy Year for the first 15 Policy Years (guaranteed not to exceed 1.30%) and 0.25% thereafter (guaranteed not to exceed
                                  0.55%)
--------------------------------- ----------------------------------------------------------------------------



RETURN OF PREMIUM RIDER DEATH BENEFIT


The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:


The Return of Premium Rider death benefit is equal to the initial premium. Any subsequent premiums will increase the rider death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduced to less than zero).

After increases cease, the Company will not take into account any more premiums paid in determining the amount of the Return of Premium Death Benefit.


     Cessation of Increases. Increases in the Return of Premium Death Benefit coverage will cease at the earlier of:



(a) the Policy Anniversary coincident with or next following the date we receive your written request for cessation of any further increases;



(b) the beginning of the Policy Month coincident with or next following the date we approve your written request for a change to Death Benefit Option 2; or



(c) the date as of which Monthly Deductions cease and no further premiums may be paid in determining the amount of the Return of Premium death benefit coverage.


     Decreases in Coverage. The Return of Premium Death Benefit may be decreased if requested by the policyowner. The decrease will take effect at the beginning of the Policy Month on or next following the date the Company approves the request. The Return of Premium Rider Death Benefit coverage will be reduced by the amount of the requested decreased. Decreases in the death benefit are not subject to pro-rata Surrender Charges.

     Partial Withdrawals. If the Policyowner makes a written request for a partial withdrawal of net cash surrender value while this rider is inforce, the Company will process the withdrawal so that it first reduces the amount of the Return of Premium Death Benefit coverage. Any withdrawals will be subject to a pro-rata surrender charge as described under "Charges and Deductions - Surrender Charges." In addition, the Face Amount will be reduced by the amount by which the withdrawal plus the Surrender Charge exceeds the amount of the Return of Premium Rider Death Benefit.

     No Lapse Guarantee. The No Lapse Guarantee provisions of the Policy apply to the Return of Premium Rider Death Benefit for the first two Policy Years only.

POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

    -    Vary the premiums paid under the Policy.

    -    Change the death benefit option.

    -    Change the premium allocation for future premiums.

    -    Transfer amounts between sub-accounts.

    -    Take loans and/or partial withdrawals.

    -    Surrender the contract.

    -    Transfer ownership to a new owner.

    - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

    -    Change or revoke a contingent owner.

    -    Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. We assume no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more benefi ciaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries in the same class will share equally in the insurance benefit payable to them. Beneficiaries may be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

VALIDITY

The Company will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. We will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, we will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured dies by suicide within two years after the Issue Date, the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS


Subject to certain requirements, one or more Supplementary Benefits may be added to a Policy, including those providing accidental death coverage, waiving monthly deductions upon disability, and, in the case of corporate-owned policies, permitting a change of the life insured (a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deductions.


TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the IRS. Manulife New York does not make any guarantee regarding the tax status of any policy or any transaction regarding the policy.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

The Company is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, the Company's operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, the Company is not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce the Company's Federal income taxes. For example, the Company may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. The Company's use of these tax credits and deductions will not adversely affect or benefit the Separate Account. The Company does not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if the Company is, it may impose a corresponding charge against the Separate Account.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.

- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

- The Policy must be a valid life insurance contract under applicable state law.

- The policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the Policy, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

In general, at the insured's death, an estate tax is imposed on assets that are treated as part of the insured's estate. Death benefits are included in the insured's estate if the estate is the beneficiary under the policy, if the insured owned the policy at death, or if the insured had retained certain incidents of ownership in the policy. In addition, if within three years of the insured's death, the insured made a gift of the policy or relinquished those incidents of ownership which would have otherwise caused the policy to be treated as part of the insured's estate, the death benefit will be included in the insured's estate.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus

- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified enfowment contract ("MEC"), to the extent such amount has been excluded from gross income, will be disregarded); plus

- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total Investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. In general, loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. (But see the discussion of the tax treatment of loans made after year ten in the section "Interest on Policy Loans After Year 10").

FORCE OUTS

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

- Second, loans taken from or secured by such a Policy and assignments or pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

-     is made on or after the policyowner attains age 59 1/2;

-     is attributable to the policyowner becoming disabled; or

- is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.


Reductions in Face Amount
If there is a reduction in benefits during the first seven Policy Years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven-pay test.


Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyowner.) The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary. The interest credited will be taxable to the owner in the year earned.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status will be credited to the account as of the original date received.

Multiple Policies
All MEC's that are issued by a company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST
Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the policyowner is an individual, and if the taxpayer is a business and is not the policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10


Interest is credited to amounts in the Loan Account at an effective annual rate of 4%. This rate is guaranteed not to be less than 3.5%. The actual rate credited is equal to the rate of interest charged on the policy loan, less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.5% thereafter. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of no differential between the credited interest rate and the loan interest rate, the Company retains the right to decrease the crediting rate under the loan to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.


POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the death benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-     the value each year of the life insurance protection provided;

-     an amount equal to any employer-paid premiums; or

- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:

-     the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-     the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-     any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


Manulife Financial Securities LLC ("Manulife Financial Securities"), whose principal office is located at 73 Tremont Street, Boston, Massachusetts 02108, acts as the principal underwriter of, and continuously offers, the Policies pursuant to an Underwriting and Distribution Agreement with Manulife New York. Manulife Financial Securities is an indirect wholly-owned subsidiary of MFC. Manulife Financial Securities is registered[,] as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. Manulife Financial Securities is a Delaware limited liability company, the managing member of which is Manulife USA. Manulife USA in its capacity as managing member is authorized to act on behalf of Manulife Financial Securities. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with Manulife Financial Securities who are also licensed by the New York State Insurance Department and appointed with Manulife New York.



The commissions payable to a registered representative on sales of the Policy will not exceed: (a) 99% of premiums paid in the first year of the Policy plus (b) 2% of all premiums paid in years after the first year plus
(C) 1.00% of the Net Policy Value per year. Commissions relating to a particular premium payment are generally paid in the year that the premium payment is made. However, these commissions may also, under certain circumstances, be paid over a period of time. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife New York will be eligible for additional compensation.


RESPONSIBILITIES ASSUMED BY MANULIFE NEW YORK, MANULIFE FINANCIAL SECURITIES AND MANULIFE USA

The Underwriting and Distribution Agreement between Manulife Financial Securities and Manulife New York provides that will pay selling broker dealers commission and expense allowance payments subject to limitations imposed by New York Insurance Law. The Company will prepare and maintain all books and records required to be prepared and maintained by Manulife Financial Securities with respect to the Policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies. The Company will pay Manulife Financial Securities for expenses incurred and services performed under the terms of the agreement in such amounts and at such times as agreed to by the parties.

Manulife USA has entered into an Administrative Service Agreement with us pursuant to which Manulife USA or its designee will provide to us all issue, administrative, general services and recordkeeping functions on our behalf with respect to all of our insurance policies including the Policies.

The Company may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.

VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

Although we believe it to be unlikely, it is possible that in the judgment of the management of Manulife New York, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the New York Insurance Department may be required.

Manulife New York also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

The Company is subject to the regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. Regulation by the New York Insurance Department includes periodic examination of our financial position and operations, including contract liabilities and reserves. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of permitted investments. Our books and accounts are subject to review by the New York Insurance Department and other supervisory agencies at all times, and we file annual statements with these agencies.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The financial statements of The Manufacturers Life Insurance Company of New York at December 31, 2001 and 2000, and for each of the three years ended December 31, 2001 and the financial statements of Separate Account B of The Manufacturers Life Insurance Company of New York at December 31, 2001 and for each of the two years ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



FINANCIAL STATEMENTS



The most current financial statements of The Manufacturers Life Insurance Company of New York ("Manulife New York") are those as of December 31, 2001. Manulife New York does not customarily issue U.S. GAAP financial statements more often than annually and believes that any incremental benefit to prospective policyowners that may result from issuing and delivery more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, Manulife New York represents that there have been no adverse changes in the financial condition or operations of the company between December 31, 2001 and the date of this prospectus.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.

For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


Name, Age and                  Position
Principal Business             with the                 Principal Occupation
Address                        Company
----------------------------------------------------------------------------------------------------------------------------------

Bruce Avedon                   Director*               Director, Manulife New York, March 1992 to present; Consultant
Age: 73                                                (self-employed) September 1983 to present.
6601 Hitching Post
Lane
Cincinnati, OH
45230

Thomas Borshoff                Director*               Director, Manulife New York, February 1999 to present;
Age: 55                                                Self-employed, Real Estate Owner/Manager; Chief Executive
536 Stone Road                                         Officer and Chairman, First Federal Savings and Loan of
Pittsford, NY                                          Rochester, 1983 to 1997.
14534

James R. Boyle                 Director*               Director, Manulife New York, August 1999 to present; President,
Age: 43                                                U.S. Annuities, Manulife Financial, July 1999 to present;
500 Boylston Street                                    President, Manulife North America, July 1999 to present;
Boston, MA  02116                                      Treasurer, Manufacturers Investment Trust, June 1998 to
                                                       present; Vice President, Institutional Markets, Manulife
                                                       Financial, May 1998 to July 1999; Vice President, Administration
                                                       and Chief Administrative Officer, Manulife North America,
                                                       September 1996 to May 1998; Vice President, Chief Financial
                                                       Officer and Chief Administrative Officer, Manulife North America,
                                                       August 1994 to September 1996.

Robert A. Cook                 Director*               Director, Manulife New York, February 1999 to present;
Age: 47                                                President, U.S. Insurance, Manulife Financial, January 1999 to
73 Tremont Street                                      present; Vice President, U.S. Insurance, Manulife Financial,
Boston, MA 02108                                       1995 to December 1998.


Name, Age and                  Position
Principal Business             with the                 Principal Occupation
Address                        Company
----------------------------------------------------------------------------------------------------------------------------------


John D. DesPrez III            Director*               President, Manulife USA, January 1999 to present; Director,
Age: 45                        and                     Manulife Wood Logan, October 1996 to present; Director,
73 Tremont Street              Chairman                September 1996 to present and Chairman of the Board, January
Boston, MA 02108               of the                  1999 to present, of Manulife North America; President, Manulife
                               Board of                North America, September 1996 to December 1998; President, MIT
                               Directors               September 1996 to present; Senior Vice President, U.S.
                                                       Annuities, Manulife USA, September 1996 to December 1998; Vice
                                                       President, Mutual Funds, Manulife Financial, January 1995 to
                                                       September 1996; Director, MWL, December 1995 to present;
                                                       Director, Wood Logan Distributors, March 1993 to present;
                                                       President, North American Funds, March 1993 to September 1996;
                                                       Director, Manulife New York, March 1992 to present;

Ruth Ann Fleming               Director*               Director, Manulife New York, March 1992 to present; Attorney,
Age: 43                                                consulting services and pro bono activities.
205 Highland Avenue
Short Hills, NJ
07078


James D. Gallagher             Director*               President, Manufacturers Investment Trust, February 2001 to
Age: 47                        and                     Present, President, The Manufacturers Life Insurance Company of
73 Tremont Street              President               New York, August 1999 to Present, Executive Vice President,
Boston, MA 02108                                       Secretary and Chief Legal Counsel, The Manufacturers Life
                                                       Insurance Company (USA), January 1997 to present; Secretary and
                                                       General Counsel, Manufacturers Adviser Corporation, January 1997
                                                       to present; Vice President, Chief Legal Officer and Government
                                                       Relations-U.S. Operations, The Manufacturers Life Insurance
                                                       Company, January 1996 to present; Vice President, Secretary and
                                                       General Counsel, The Manufacturers Life Insurance Company of
                                                       North America, 1994 to present.

David W. Libbey                Treasurer               Senior Vice President, Treasurer and Chief Financial Officer,
Age: 55                                                U.S. Annuities, Manulife USA, December 1997 to present;
500 Boylston Street                                    Treasurer, Manulife New York, November 1997 to present; Vice
Boston, MA  02116                                      President, Finance, Manulife North America, June 1997 to
                                                       December 1997; Vice President, Finance, Annuities, Manulife
                                                       Financial, June 1997 to present; Vice President & Actuary, Paul
                                                       Revere Insurance Group, June 1970 to March 1997.

Neil M. Merkl, Esq.            Director*               Director, Manulife New York, December 1995 to present; Attorney
Age:  71                                               (self-employed), April 1994 to present; Attorney, Wilson Elser,
35-35 161st Street                                     1979 to 1994.
Flushing, NY 11358

Name, Age and                  Position
Principal Business             with the                 Principal Occupation
Address                        Company
----------------------------------------------------------------------------------------------------------------------------------
James P. O'Malley              Director*               President, U.S. Pensions, Manulife USA, January 2002 to present;
Age:56                                                 Senior Vice President, U.S. Pensions, Manulife Financial,
200 Bloor Street                                       January 1999 to January 2002; Director, Manulife New York, November
East                                                   1998 to present; Director, ManAmerica, November 1998 to
Toronto, Ontario                                       present; Vice President, Systems New Business Pensions,
Canada M4W 1E5                                         Manulife Financial, 1984 to December 1998.

Bradford J. Race Jr.           Director*               Director, Manulife New York, February 2002 to present;
Age: 57                                                Secretary to the Governor, Chief of Staff and Senior Policy
136 East 64th                                          Advisor to the Governor of the State of New  York, George E.
Street                                                 Pataki, 1995-February 2002; Partner, Seward & Kissel - Law
New York, NY  10021                                    Firm, 1981-1994, Attorney, Dewey Ballantine, 1970-1981.

Kim Ciccarelli                 Secretary               Secretary and Counsel, Manulife New York, November 2001 to
Age: 32                        and Counsel             present; Assistant Counsel, Manulife U.S.A., November 2001 to
73 Tremont Street                                      present; Paralegal, Manulife U.S.A., March 1995 - October 1999.
Boston, MA 02108

John Ostler                    Appointed               Appointed Actuary, Manulife New York, November 2000 to present;
Age: 48                        Actuary                 Executive Vice President and Chief Financial Officer, Manulife
200 Bloor Street                                       USA, January 2002 to present; Vice President and Chief Financial
                                                       Officer, Manulife USA, October 1, 2000 to January 2002; Vice
East                                                   President and Corporate Actuary, The Manufacturers Life Insurance
Toronto, Ontario                                       Company, March 1998 to September 2000; Vice President & CFO U.S.
Canada M4W 1E5                                         Individual Insurance, The Manufacturers Life Insurance Company,
                                                       1992 to March 1998; Vice President, U.S. Insurance Products, The
                                                       Manufacturers Life Insurance Company, 1990-1992; Assistant Vice
                                                       President & Pricing Actuary, U.S. Insurance, The Manufacturers
                                                       Life Insurance Company, 1988-1990.



*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND
             DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses (excluding those of the Equity Index Trust), which is approximately 0.937% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.937%, 5.063% and 11.063%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 1.019% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -1.019, 4.981% and 10.981%. The expense reimbursements for the Lifestyle Trusts and the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2002. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker (assuming no optional riders are elected):

- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee.

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.

In addition there is one table shown for death benefit option 3 issued to a male non-smoker (assuming the Cash Value Enhancement Rider is elected) and one table shown for death benefit option 1 issued to a male non-smoker (assuming the Cash Value Enhancement Plus Rider is elected).

Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately July, 2002. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $3,845 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                    6% Hypothetical                      12% Hypothetical
                            Gross Investment Return            Gross Investment Return               Gross Investment Return
                         -----------------------------    ---------------------------------   -------------------------------------
  End Of  Accumulated                  Cash                                Cash                                  Cash
  Policy     Premiums    Policy   Surrender      Death       Policy   Surrender       Death       Policy    Surrender         Death
 Year(1)          (2)     Value    Value(3)    Benefit        Value    Value(3)     Benefit        Value     Value(3)       Benefit
 -------  -----------    ------   ---------    -------    ---------   ---------   ---------   ----------   ----------    ----------
       1        4,037     2,664           0    250,000        2,849           0     250,000        3,035            0       250,000
       2        8,277     5,293       1,159    250,000        5,833       1,699     250,000        6,396        2,263       250,000
       3       12,728     7,880       4,073    250,000        8,949       5,143     250,000       10,110        6,304       250,000
       4       17,402    10,432       6,956    250,000       12,213       8,737     250,000       14,225       10,749       250,000
       5       22,309    12,951       9,762    250,000       15,633      12,445     250,000       18,786       15,598       250,000
       6       27,462    15,670      12,808    250,000       19,458      16,596     250,000       24,091       21,230       250,000
       7       32,873    18,346      15,814    250,000       23,459      20,928     250,000       29,967       27,436       250,000
       8       38,554    20,978      18,734    250,000       27,645      25,401     250,000       36,476       34,233       250,000
       9       44,519    23,571      21,654    250,000       32,029      30,112     250,000       43,694       41,777       250,000
      10       50,782    26,118      24,532    250,000       36,616      35,030     250,000       51,695       50,108       250,000
      15       87,121    40,290      40,263    250,000       65,548      65,520     250,000      110,055      110,028       250,000
      20      133,501    52,873      52,873    250,000      101,949     101,949     250,000      208,670      208,670       327,611
      25      192,694    63,821      63,821    250,000      148,827     148,827     250,000      376,482      376,482       504,486
      30      268,241    72,252      72,252    250,000      209,559     209,559     255,662      660,053      660,053       805,265
      35      364,660    68,475      68,475    250,000      285,544     285,544     331,232    1,128,783    1,128,783     1,309,388
      40      487,718    44,104      44,104    250,000      380,513     380,513     407,148    1,906,272    1,906,272     2,039,711
      45      644,775         0(4)        0(4)       0(4)   503,114     503,114     528,270    3,220,110    3,220,110     3,381,116
      50      845,223                                       653,188     653,188     685,847    5,376,189    5,376,189     5,644,999
      55    1,101,052                                       831,342     831,342     872,910    8,844,198    8,844,198     9,286,408
      60    1,427,562                                     1,060,337   1,060,337   1,070,940   14,638,279   14,638,279    14,784,662
      65    1,844,280                                     1,389,209   1,389,209   1,389,209   24,976,805   24,976,805    24,976,805

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                    MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                  $250,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $3,845 ANNUAL PLANNED PREMIUM
 ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                               0% Hypothetical                      6% Hypothetical                     12% Hypothetical
                            Gross Investment Return             Gross Investment Return              Gross Investment Return
                         -----------------------------      -------------------------------   -------------------------------------
  End Of  Accumulated                  Cash                                Cash                                  Cash
  Policy     Premiums    Policy   Surrender      Death       Policy   Surrender       Death       Policy    Surrender         Death
 Year(1)          (2)     Value    Value(3)    Benefit        Value    Value(3)     Benefit        Value     Value(3)       Benefit
 -------  -----------    ------   ---------    -------      -------   ---------     -------   ----------   ----------    ----------
       1        4,037     2,654           0    250,000        2,839           0     250,000        3,025            0       250,000
       2        8,277     4,787         653    250,000        5,309       1,176     250,000        5,855        1,721       250,000
       3       12,728     6,859       3,052    250,000        7,862       4,056     250,000        8,955        5,148       250,000
       4       17,402     8,868       5,392    250,000       10,499       7,023     250,000       12,351        8,875       250,000
       5       22,309    10,807       7,619    250,000       13,217      10,029     250,000       16,069       12,880       250,000
       6       27,462    12,913      10,051    250,000       16,264      13,402     250,000       20,396       17,534       250,000
       7       32,873    14,936      12,405    250,000       19,402      16,870     250,000       25,137       22,606       250,000
       8       38,554    16,878      14,635    250,000       22,636      20,392     250,000       30,341       28,097       250,000
       9       44,519    18,733      16,816    250,000       25,964      24,047     250,000       36,054       34,136       250,000
      10       50,782    20,499      18,912    250,000       29,392      27,806     250,000       42,333       40,746       250,000
      15       87,121    29,939      29,911    250,000       50,526      50,498     250,000       87,564       87,536       250,000
      20      133,501    36,207      36,207    250,000       75,076      75,076     250,000      162,678      162,678       255,405
      25      192,694    37,641      37,641    250,000      103,214     103,214     250,000      286,964      286,964       384,532
      30      268,241    31,784      31,784    250,000      135,926     135,926     250,000      489,066      489,066       596,661
      35      364,660    12,858      12,858    250,000      175,239     175,239     250,000      815,277      815,277       945,722
      40      487,718         0(4)        0(4)       0(4)   227,968     227,968     250,000    1,345,955    1,345,955     1,440,172
      45      644,775                                       301,221     301,221     316,282    2,220,799    2,220,799     2,331,839
      50      845,223                                       388,071     388,071     407,474    3,612,035    3,612,035     3,792,637
      55    1,101,052                                       486,973     486,973     511,322    5,771,284    5,771,284     6,059,848
      60    1,427,562                                       611,353     611,353     617,466    9,285,240    9,285,240     9,378,092
      65    1,844,280                                       790,610     790,610     790,610   15,480,054   15,480,054    15,480,054

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                    MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                  $250,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $10,782 ANNUAL PLANNED PREMIUM
 ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                               0% Hypothetical                      6% Hypothetical                     12% Hypothetical
                            Gross Investment Return             Gross Investment Return              Gross Investment Return
                         -----------------------------    ---------------------------------   -------------------------------------
  End Of  Accumulated                  Cash                                Cash                                  Cash
  Policy     Premiums    Policy   Surrender      Death       Policy   Surrender       Death       Policy    Surrender         Death
 Year(1)          (2)     Value    Value(3)    Benefit        Value    Value(3)     Benefit        Value     Value(3)       Benefit
 -------  -----------    ------   ---------    -------    ---------   ---------   ---------   ----------   ----------    ----------
       1       11,321     9,169       4,801    259,169        9,744       5,376     259,744       10,320        5,952       260,320
       2       23,209    18,241      14,157    268,241       19,971      15,887     269,971       21,770       17,686       271,770
       3       35,690    27,210      23,448    277,210       30,696      26,934     280,696       34,467       30,706       284,467
       4       48,796    36,082      32,648    286,082       41,951      38,517     291,951       48,556       45,122       298,556
       5       62,557    44,861      41,710    294,861       53,766      50,615     303,766       64,193       61,042       314,193
       6       77,007    53,779      50,951    303,779       66,407      63,579     316,407       81,794       78,966       331,794
       7       92,178    62,592      60,091    312,592       79,666      77,165     329,666      101,321       98,820       351,321
       8      108,108    71,301      69,084    321,301       93,575      91,358     343,575      122,985      120,768       372,985
       9      124,835    79,910      78,016    329,910      108,168     106,274     358,168      147,025      145,131       397,025
      10      142,398    88,413      86,845    338,413      123,474     121,906     373,474      173,698      172,130       423,698
      15      244,298   131,824     131,797    381,824      215,163     215,135     465,163      361,870      361,843       691,172
      20      374,350   172,059     172,059    422,059      331,438     331,438     581,438      677,901      677,901     1,064,305
      25      540,333   209,522     209,522    459,522      480,798     480,798     730,798    1,215,387    1,215,387     1,628,619
      30      752,175   242,378     242,378    492,378      669,998     669,998     919,998    2,123,636    2,123,636     2,590,836
      35    1,022,544   256,985     256,985    506,985      895,334     895,334   1,145,334    3,624,829    3,624,829     4,204,802
      40    1,367,612   245,911     245,911    495,911    1,156,778   1,156,778   1,406,778    6,114,822    6,114,822     6,542,860
      45    1,808,015   204,948     204,948    454,948    1,459,391   1,459,391   1,709,391   10,322,602   10,322,602    10,838,732
      50    2,370,094   122,755     122,755    372,755    1,800,879   1,800,879   2,050,879   17,227,694   17,227,694    18,089,078
      55    3,087,464         0(4)        0(4)       0(4) 2,167,864   2,167,864   2,417,864   28,334,242   28,334,242    29,750,954
      60    4,003,031                                     2,550,030   2,550,030   2,800,030   46,890,259   46,890,259    47,359,162
      65    5,171,552                                     2,899,151   2,899,151   3,149,151   79,479,218   79,479,218    79,729,218

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $10,782 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS


                               0% Hypothetical                      6% Hypothetical                     12% Hypothetical
                            Gross Investment Return             Gross Investment Return              Gross Investment Return
                         -----------------------------    ---------------------------------   -------------------------------------
  End Of  Accumulated                 Cash                                 Cash                                  Cash
  Policy     Premiums    Policy  Surrender      Death        Policy   Surrender       Death       Policy    Surrender         Death
 Year(1)          (2)     Value   Value(3)    Benefit         Value    Value(3)     Benefit        Value     Value(3)       Benefit
 -------  -----------    ------  ---------    -------     ---------   ---------   ---------   ----------   ----------    ----------
       1       11,321     9,140      4,772    259,140         9,714       5,346     259,714        10,288        5,920      260,288
       2       23,209    17,667     13,583    267,667        19,372      15,288     269,372        21,147       17,063      271,147
       3       35,690    26,049     22,288    276,049        29,448      25,687     279,448        33,128       29,367      283,128
       4       48,796    34,283     30,848    284,283        39,956      36,521     289,956        46,348       42,914      296,348
       5       62,557    42,363     39,213    292,363        50,909      47,759     300,909        60,931       57,781      310,931
       6       77,007    50,525     47,697    300,525        62,570      59,742     312,570        77,272       74,444      327,272
       7       92,178    58,519     56,018    308,519        74,715      72,214     324,715        95,295       92,794      345,295
       8      108,108    66,348     64,131    316,348        87,368      85,151     337,368       115,181      112,964      365,181
       9      124,835    74,003     72,109    324,003       100,542      98,648     350,542       137,118      135,224      387,118
      10      142,398    81,485     79,917    331,485       114,260     112,692     364,260       161,325      159,758      411,325
      15      244,298   118,288    118,261    368,288       194,251     194,223     444,251       328,295      328,268      627,044
      20      374,350   149,604    149,604    399,604       291,362     291,362     541,362       598,837      598,837      940,174
      25      540,333   173,574    173,574    423,574       407,528     407,528     657,528     1,038,887    1,038,887    1,392,108
      30      752,175   187,805    187,805    437,805       544,477     544,477     794,477     1,754,491    1,754,491    2,140,479
      35    1,022,544   187,600    187,600    437,600       701,523     701,523     951,523     2,909,475    2,909,475    3,374,991
      40    1,367,612   166,022    166,022    416,022       875,004     875,004   1,125,004     4,788,426    4,788,426    5,123,616
      45    1,808,015   110,510    110,510    360,510     1,053,106   1,053,106   1,303,106     7,885,904    7,885,904    8,280,200
      50    2,370,094     8,605      8,605    258,605     1,220,423   1,220,423   1,470,423    12,811,684   12,811,684   13,452,269
      55    3,087,464         0(4)       0(4)       0(4)  1,345,461   1,345,461   1,595,461    20,456,257   20,456,257   21,479,070
      60    4,003,031                                     1,396,563   1,396,563   1,646,563    32,897,181   32,897,181   33,226,152
      65    5,171,552                                     1,037,133   1,037,133   1,287,133    53,950,981   53,950,981   54,200,981


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $10,500 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER

                               0% Hypothetical                      6% Hypothetical                     12% Hypothetical
                            Gross Investment Return             Gross Investment Return              Gross Investment Return
                         -----------------------------      -------------------------------   -------------------------------------
  End Of  Accumulated                  Cash                                Cash                                  Cash
  Policy     Premiums    Policy   Surrender      Death       Policy   Surrender       Death       Policy    Surrender         Death
 Year(1)          (2)     Value    Value(3)    Benefit        Value    Value(3)     Benefit        Value     Value(3)       Benefit
 -------  -----------    ------   ---------    -------      -------   ---------     -------   ----------   ----------    ----------
       1       11,025     8,657       8,230    260,500        9,205       8,778     260,500        9,754        9,327       260,500
       2       22,601    17,221      16,423    271,000       18,865      18,067     271,000       20,576       19,778       271,000
       3       34,756    25,686      24,214    281,500       28,995      27,523     281,500       32,576       31,105       281,500
       4       47,519    34,058      32,043    292,000       39,624      37,609     292,000       45,891       43,876       292,000
       5       60,920    42,340      39,875    302,500       50,781      48,317     302,500       60,670       58,205       302,500
       6       74,991    50,764      47,999    313,000       62,732      59,967     313,000       77,322       74,556       313,000
       7       89,766    59,086      56,640    323,500       75,267      72,821     323,500       95,799       93,353       323,500
       8       94,254    57,788      55,621    323,500       78,322      76,154     323,500      105,635      103,467       326,947
       9       98,967    56,483      54,630    323,500       81,516      79,664     323,500      116,539      114,687       349,556
      10      103,915    55,161      53,628    323,500       84,848      83,315     323,500      128,614      127,081       373,960
      15      132,625    49,946      49,920    323,500      106,015     105,988     323,500      214,244      214,217       535,381
      20      169,267    43,439      43,439    323,500      132,128     132,128     323,500      356,221      356,221       770,994
      25      216,032    35,010      35,010    323,500      165,269     165,269     323,500      593,396      593,396     1,124,431
      30      275,717    22,926      22,926    323,500      206,606     206,606     346,622      984,393      984,393     1,651,507
      35      351,893         0(4)        0(4)       0(4)   250,404     250,404     377,158    1,581,730    1,581,730     2,382,397
      40      449,114                                       294,782     294,782     404,447    2,467,440    2,467,440     3,385,375
      45      573,196                                       341,819     341,819     435,156    3,789,771    3,789,771     4,824,603
      50      731,560                                       391,823     391,823     469,390    5,752,003    5,752,003     6,890,692
      55      933,677                                       443,891     443,891     507,606    8,625,456    8,625,456     9,863,517
      60    1,191,634                                       504,331     504,331     548,921   12,968,066   12,968,066    14,114,647
      65    1,520,861                                       601,734     601,734     603,704   20,468,593   20,468,593    20,535,602

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $10,500 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER

                                0% HYPOTHETICAL                     6% HYPOTHETICAL                       12% HYPOTHETICAL
                            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
                        --------------------------------   ---------------------------------    ------------------------------------
 End Of   Accumulated    Policy        Cash        Death     Policy         Cash       Death        Policy         Cash        Death
 Policy      Premiums     Value   Surrender      Benefit      Value    Surrender     Benefit         Value    Surrender      Benefit
 Year(1)          (2)              Value(3)                             Value(3)                               Value(3)
        1      11,025     8,629       8,202      260,500      9,176        8,749     260,500         9,724        9,297      260,500
        2      22,601    16,644      15,845      271,000     18,266       17,467     271,000        19,955       19,156      271,000
        3      34,756    24,514      23,042      281,500     27,743       26,272     281,500        31,241       29,770      281,500
        4      47,519    32,233      30,218      292,000     37,621       35,606     292,000        43,695       41,680      292,000
        5      60,920    39,796      37,332      302,500     47,911       45,447     302,500        57,437       54,972      302,500
        6      74,991    47,436      44,671      313,000     58,877       56,112     313,000        72,860       70,095      313,000
        7      89,766    54,901      52,455      323,500     70,296       67,850     323,500        89,889       87,443      323,500
        8      94,254    52,706      50,538      323,500     72,130       69,962     323,500        98,067       95,899      323,500
        9      98,967    50,446      48,594      323,500     73,977       72,125     323,500       107,083      105,231      323,500
       10     103,915    48,118      46,586      323,500     75,839       74,306     323,500       117,007      115,474      340,210
       15     132,625    36,773      36,746      323,500     87,052       87,025     323,500       184,685      184,658      461,514
       20     169,267    21,915      21,915      323,500     98,058       98,058     323,500       290,113      290,113      627,911
       25     216,032       412         412      323,500    106,828      106,828     323,500       451,659      451,659      855,853
       30     275,717      0(4)        0(4)         0(4)    110,149      110,149     323,500       696,084      696,084    1,167,814
       35     351,893                                       100,454      100,454     323,500     1,058,645    1,058,645    1,594,528
       40     449,114                                        60,641       60,641     323,500     1,587,338    1,587,338    2,177,858
       45     573,196                                          0(4)         0(4)        0(4)     2,337,081    2,337,081    2,975,242
       50     731,560                                                                            3,393,325    3,393,325    4,065,081
       55     933,677                                                                            4,857,618    4,857,618    5,554,860
       60   1,191,634                                                                            6,975,255    6,975,255    7,591,977
       65   1,520,861                                                                           10,327,162   10,327,162   10,360,971


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $512,025 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER

                               0% Hypothetical                      6% Hypothetical                     12% Hypothetical
                            Gross Investment Return             Gross Investment Return              Gross Investment Return
                         -----------------------------    ---------------------------------   -------------------------------------
  End Of  Accumulated                  Cash                                Cash                                  Cash
  Policy     Premiums    Policy   Surrender      Death       Policy   Surrender       Death       Policy    Surrender         Death
 Year(1)          (2)     Value    Value(3)    Benefit        Value    Value(3)     Benefit        Value     Value(3)       Benefit
 -------  -----------    ------   ---------    -------    ---------   ---------   ---------   ----------   ----------    ----------
       1      105,000    93,654      93,654    512,025       99,362      99,362     512,025      105,070      105,070       512,025
       2      110,250    90,599      90,599    512,025      102,061     102,061     512,025      114,202      114,202       512,025
       3      115,763    87,570      87,570    512,025      104,837     104,837     512,025      124,215      124,215       512,025
       4      121,551    84,579      84,579    512,025      107,707     107,707     512,025      135,210      135,210       512,025
       5      127,628    81,625      81,625    512,025      110,675     110,675     512,025      147,287      147,287       512,025
       6      134,010    78,935      78,935    512,025      113,981     113,981     512,025      160,799      160,799       512,025
       7      140,710    76,260      76,260    512,025      117,387     117,387     512,025      175,633      175,633       512,025
       8      147,746    73,597      73,597    512,025      120,897     120,897     512,025      191,923      191,923       512,025
       9      155,133    70,950      70,950    512,025      124,520     124,520     512,025      209,823      209,823       512,025
      10      162,889    68,308      68,308    512,025      128,252     128,252     512,025      229,488      229,488       512,025
      15      207,893    58,316      58,316    512,025      152,809     152,809     512,025      366,306      366,306       699,645
      20      265,330    48,686      48,686    512,025      188,022     188,022     512,025      606,990      606,990       952,974
      25      338,635    35,872      35,872    512,025      231,582     231,582     512,025    1,011,814    1,011,814     1,355,831
      30      432,194    17,204      17,204    512,025      284,519     284,519     512,025    1,687,373    1,687,373     2,058,595
      35      551,602         0(4)        0(4)       0(4)   339,527     339,527     512,025    2,788,808    2,788,808     3,235,017
      40      703,999                                       398,633     398,633     512,025    4,592,213    4,592,213     4,913,668
      45      898,501                                       479,175     479,175     512,025    7,603,213    7,603,213     7,983,374
      50    1,146,740                                       594,359     594,359     624,077   12,480,149   12,480,149    13,104,156
      55    1,463,563                                       728,229     728,229     764,640   20,220,815   20,220,815    21,231,855
      60    1,867,919                                       898,930     898,930     907,919   32,997,747   32,997,747    33,327,725
      65    2,383,990                                     1,145,021   1,145,021   1,145,021   55,548,812   55,548,812    55,548,812

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $512,025 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER

                                0% Hypothetical                    6% Hypothetical                      12% Hypothetical
                            Gross Investment Return            Gross Investment Return               Gross Investment Return
                         -----------------------------    ---------------------------------   -------------------------------------
  End Of  Accumulated                  Cash                               Cash                                   Cash
  Policy     Premiums    Policy   Surrender      Death       Policy  Surrender       Death        Policy    Surrender         Death
 Year(1)          (2)     Value    Value(3)    Benefit        Value   Value(3)     Benefit         Value     Value(3)       Benefit
 -------  -----------    ------   ---------    -------    ---------  ---------   ---------    ----------   ----------    ----------
       1      105,000    93,371      93,371    512,025      99,062      99,062     512,025       104,753      104,753       512,025
       2      110,250    89,227      89,227    512,025     100,611     100,611     512,025       112,671      112,671       512,025
       3      115,763    85,100      85,100    512,025     102,154     102,154     512,025       121,305      121,305       512,025
       4      121,551    80,978      80,978    512,025     103,683     103,683     512,025       130,719      130,719       512,025
       5      127,628    76,847      76,847    512,025     105,185     105,185     512,025       140,984      140,984       512,025
       6      134,010    72,934      72,934    512,025     106,897     106,897     512,025       152,432      152,432       512,025
       7      140,710    68,980      68,980    512,025     108,567     108,567     512,025       164,920      164,920       512,025
       8      147,746    64,981      64,981    512,025     110,194     110,194     512,025       178,559      178,559       512,025
       9      155,133    60,920      60,920    512,025     111,760     111,760     512,025       193,457      193,457       512,025
      10      162,889    56,789      56,789    512,025     113,259     113,259     512,025       209,748      209,748       512,025
      15      207,893    37,848      37,848    512,025     123,051     123,051     512,025       321,265      321,265       613,615
      20      265,330    15,128      15,128    512,025     134,812     134,812     512,025       511,989      511,989       803,823
      25      338,635         0(4)        0(4)       0(4)  140,504     140,504     512,025       818,600      818,600     1,096,924
      30      432,194                                      133,393     133,393     512,025     1,311,151    1,311,151     1,599,604
      35      551,602                                       97,818      97,818     512,025     2,095,931    2,095,931     2,431,280
      40      703,999                                            0(4)        0(4)        0(4)  3,356,976    3,356,976     3,591,964
      45      898,501                                                                          5,411,481    5,411,481     5,682,055
      50    1,146,740                                                                          8,635,249    8,635,249     9,067,011
      55    1,463,563                                                                         13,570,576   13,570,576    14,249,105
      60    1,867,919                                                                         21,506,967   21,506,967    21,722,036
      65    2,383,990                                                                         35,354,891   35,354,891    35,354,891

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT B

Audited Financial Statements

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Audited Financial Statements


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................  2
Statements of Operations and Changes in Contract Owners' Equity............  4
Notes to Financial Statements.............................................. 21

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of New York Separate Account B

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B as of December 31, 2001, and the related statements of operations and changes in contract owners' equity for each of the periods presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 2001, and the results of its operations and the changes in its contract owners' equity for each of the periods presented herein in conformity with accounting principles generally accepted in the United States.


                                 /s/ Ernst & Young LLP


February 1, 2002

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001


ASSETS
Investments at fair value:
    Sub-Accounts:
        Aggressive Growth Trust - 15,712 shares (cost $305,709)                        $   207,717
        All Cap Growth Trust - 6,763 shares (cost $144,608)                                 99,760
        All Cap Value Trust - 11,358 shares (cost $137,106)                                143,220
        Balanced Trust - 358 shares (cost $5,297)                                            4,863
        Blue Chip Growth Trust - 10,382 shares (cost $167,087)                             164,347
        Capital Opportunities Trust - 90 shares (cost $993)                                    966
        Diversified Bond Trust - 29,672 shares (cost $290,019)                             314,222
        Dynamic Growth Trust - 7,066 shares (cost $41,430)                                  33,636
        Emerging Small Company Trust - 4,204 shares (cost $159,903)                        109,547
        Equity Income Trust - 5,388 shares (cost $80,335)                                   81,523
        Equity Index Trust - 611 shares (cost $10,097)                                       8,561
        Financial Services Trust - 264 shares (cost $3,006)                                  3,069
        Fundamental Value Trust - 383 shares (cost $4,433)                                   4,491
        Global Bond Trust - 20 shares (cost $225)                                              229
        Global Equity Trust - 9,292 shares (cost $149,442)                                 120,802
        Growth Trust - 23,042 shares (cost $492,806)                                       321,442
        Growth and Income Trust - 18,897 shares (cost $544,420)                            451,836
        Health Sciences Trust - 3,544 shares (cost $47,866)                                 47,988
        High Yield Trust - 5,354 shares (cost $53,167)                                      52,896
        Income and Value Trust - 581 shares (cost $5,941)                                    5,883
        International Small Cap Trust - 7,562 shares (cost $147,966)                        85,451
        International Stock Trust - 11,999 shares (cost $165,880)                          115,070
        International Value Trust - 773 shares (cost $8,383)                                 8,148
        Internet Technologies Trust - 1,877 shares (cost $9,005)                             7,114
        Investment Quality Bond Trust - 5,257 shares (cost $62,122)                         62,300
        Large Cap Growth Trust - 25,203 shares (cost $342,108)                             249,260
        Lifestyle Growth 820 Trust - 5,035 shares (cost $57,474)                            56,645
        Mid Cap Growth Trust - 8,294 shares (cost $83,555)                                  86,836
        Mid Cap Index Trust - 2,459 shares (cost $29,937)                                   31,519
        Mid Cap Opportunities Trust - 14 shares (cost $138)                                    151
        Mid Cap Stock Trust - 2,429 shares (cost $26,642)                                   26,164
        Mid Cap Value Trust - 264 shares (cost $3,157)                                       3,450
        Money Market Trust - 73,998 shares (cost $739,983)                                 739,983
        Overseas Trust - 2,818 shares (cost $30,422)                                        24,125


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001

ASSETS (CONTINUED)
Investments at fair value:
    Sub-Accounts:
        Pacific Rim Emerging Markets Trust - 113 shares (cost $877)                            753
        Quantitative Equity Trust - 14,764 shares (cost $368,667)                          253,939
        Real Estate Securities Trust - 429 shares (cost $6,241)                              6,654
        Science and Technology Trust - 9,965 shares (cost $252,516)                        127,852
        Small Cap Index Trust - 823 shares (cost $8,465)                                     9,282
        Small Company Blend Trust - 1,095 shares (cost $11,663)                             12,026
        Small Company Value Trust - 7,225 shares (cost $96,590)                             99,712
        Strategic Bond Trust - 29,821 shares (cost $310,167)                               320,278
        Strategic Opportunities Trust - 15,118 shares (cost $244,159)                      191,095
        Telecommunications Trust - 165 shares (cost $1,345)                                  1,309
        Total Return Trust - 5,542 shares (cost $77,209)                                    76,920
        Total Stock Market Index Trust - 1,897 shares (cost $18,512)                        18,572
        U.S. Government Securities Trust - 11,244 shares (cost $155,346)                   154,261
        U.S. Large Cap Value Trust - 2,874 shares (cost $34,913)                            36,239
        Value Trust - 4,559 shares (cost $74,350)                                           75,081
        500 Index Trust - 6,963 shares (cost $67,776)                                       68,304
                                                                                   ----------------
Total assets                                                                           $ 5,125,491
                                                                                   ================
CONTRACT OWNERS' EQUITY
Variable life contracts                                                                $ 5,125,491
                                                                                   ================


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity

                                                                           SUB-ACCOUNT
                                                    -----------------------------------------------------------
                                                          AGGRESSIVE GROWTH               ALL CAP GROWTH
                                                                TRUST                          TRUST
                                                    -----------------------------------------------------------
                                                      YEAR ENDED      YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                      DEC. 31/01      DEC. 31/00     DEC. 31/01     DEC. 31/00
                                                    -----------------------------------------------------------
Income:
    Net investment income (loss) during the year      $      -        $      -       $  6,099       $      -
    Net realized gain (loss) during the year           (13,806)          5,567        (14,072)         2,738
    Unrealized appreciation (depreciation) during
      the year                                         (64,410)        (33,582)       (21,996)       (22,851)
                                                     ----------------------------------------------------------
Net increase (decrease) in assets from
  operations                                           (78,217)        (28,015)       (29,969)       (20,113)
                                                     ----------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                            20,730          354,225        23,683        153,600
    Transfer on terminations                           (40,354)        (22,142)       (18,298)        (8,424)
    Transfer on policy loans                                 -               -              -              -
    Net interfund transfers                              1,490               -           (719)             -
                                                     ----------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                               (18,134)        332,083          4,666        145,176
                                                     ----------------------------------------------------------
Total increase (decrease) in assets                    (96,351)        304,068        (25,303)       125,063
Assets beginning of year                               304,068               -        125,063              -
                                                     ----------------------------------------------------------
Assets end of year                                    $207,717        $304,068       $ 99,760       $125,063
                                                     ==========================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                  SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------
     ALL CAP                                                    BLUE CHIP               CAPITAL APPREC-    CAPITAL OPPOR-
   VALUE TRUST              BALANCED TRUST                    GROWTH TRUST                ATION TRUST      TUNITIES TRUST
--------------------------------------------------------------------------------------------------------------------------
   PERIOD ENDED       YEAR ENDED      YEAR ENDED        YEAR ENDED       YEAR ENDED      PERIOD ENDED       PERIOD ENDED
   DEC. 31/01*        DEC. 31/01      DEC. 31/00        DEC. 31/01       DEC. 31/00       DEC. 31/01*        DEC. 31/01*
--------------------------------------------------------------------------------------------------------------------------
    $     18           $   39          $    -            $  2,766          $    20          $     -          $    -
          61              (66)              9              (3,821)              55               95             (20)

       6,114             (374)            (61)             (3,215)             475                -             (27)
--------------------------------------------------------------------------------------------------------------------------

       6,193             (401)            (52)             (4,270)             550               95             (47)
--------------------------------------------------------------------------------------------------------------------------

     139,664            3,716           2,200             143,359           28,060                -               -
      (2,637)            (500)           (174)            (12,623)          (3,004)             (95)           (212)
           -                -               -                   -                -                -               -
           -               74               -              10,653            1,622                -           1,225
--------------------------------------------------------------------------------------------------------------------------

     137,027            3,290           2,026             141,389           26,678              (95)          1,013
--------------------------------------------------------------------------------------------------------------------------
     143,220            2,889           1,974             137,119           27,228                -             966
           -            1,974               -              27,228                -                -               -
--------------------------------------------------------------------------------------------------------------------------
    $143,220           $4,863          $1,974            $164,347          $27,228          $     -          $  966
==========================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                   SUB-ACCOUNT
                                                        -----------------------------------------------------------------

                                                            DIVERSIFIED BOND TRUST          DYNAMIC GROWTH TRUST
                                                        ---------------------------------------------------------------
                                                          YEAR ENDED      YEAR ENDED       YEAR ENDED     PERIOD ENDED
                                                          DEC. 31/01      DEC. 31/00       DEC. 31/01     DEC. 31/00**
                                                        ---------------------------------------------------------------
Income:
    Net investment income (loss) during the year           $ 18,942        $      -          $    51         $     -
    Net realized gain (loss) during the year                  5,776           2,441          (10,501)           (131)
    Unrealized appreciation (depreciation) during
      the year                                               (1,519)         25,722           (4,568)         (3,225)
                                                        ---------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                 23,199          28,163          (15,018)         (3,356)
                                                        ---------------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                                  3,969         325,738           28,637          31,704
    Transfer on terminations                                (56,293)        (10,554)          (6,677)         (2,685)
    Transfer on policy loans                                      -               -                -               -
    Net interfund transfers                                       -               -               94             937
                                                        ---------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                    (52,324)        315,184           22,054          29,956
                                                        ---------------------------------------------------------------
Total increase (decrease) in assets                         (29,125)        343,347            7,036          26,600

Assets beginning of year                                    343,347               -           26,600               -
                                                        ---------------------------------------------------------------
Assets end of year                                         $314,222        $343,347          $33,636         $26,600
                                                        ===============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                   SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------
         EMERGING SMALL                                                                               FINANCIAL
          COMPANY TRUST                EQUITY INCOME TRUST              EQUITY INDEX TRUST         SERVICES TRUST
------------------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED     PERIOD ENDED
   DEC. 31/01       DEC. 31/00       DEC. 31/01      DEC. 31/00      DEC. 31/01      DEC. 31/00      DEC. 31/01*
------------------------------------------------------------------------------------------------------------------

   $  4,759         $      -          $   811          $    -         $   148          $    -         $    1
     (7,522)           3,715             (276)             36            (396)             25            (13)

    (30,741)         (19,615)             451             737            (966)           (571)            63
------------------------------------------------------------------------------------------------------------------

    (33,504)         (15,900)             986             773          (1,214)           (546)            51
------------------------------------------------------------------------------------------------------------------

     18,570          171,053           77,598           7,841           5,000           8,721          1,055
    (20,666)         (10,101)          (8,186)         (1,292)         (2,100)         (1,300)          (280)
          -                -                -               -               -               -              -

         95                -            3,803               -               -               -          2,243
------------------------------------------------------------------------------------------------------------------

     (2,001)         160,952           73,215           6,549           2,900           7,421          3,018
------------------------------------------------------------------------------------------------------------------
    (35,505)         145,052           74,201           7,322           1,686           6,875          3,069

    145,052                -            7,322               -           6,875               -              -
------------------------------------------------------------------------------------------------------------------
   $109,547         $145,052          $81,523          $7,322          $8,561          $6,875         $3,069
==================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)

                                                                                     SUB-ACCOUNT
                                                       ------------------------------------------------------------------
                                                          FUNDAMENTAL         GLOBAL
                                                         VALUE TRUST        BOND TRUST         GLOBAL EQUITY TRUST
                                                       ------------------------------------------------------------------
                                                         PERIOD ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                          DEC. 31/01*       DEC. 31/01      DEC. 31/01      DEC. 31/00
                                                       ------------------------------------------------------------------

Income:
    Net investment income (loss) during the year             $    -              $  -        $ 24,594         $     -
    Net realized gain (loss) during the year                      -                 2          (6,860)             53
    Unrealized appreciation (depreciation) during
      the year                                                   57                 4         (41,893)         13,254
                                                       ------------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                     57                 6         (24,159)         13,307
                                                       ------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                      -               288          22,331         138,000
    Transfer on terminations                                    (52)              (65)         (9,263)         (7,232)
    Transfer on policy loans                                      -                 -               -               -
    Net interfund transfers                                   4,486                 -         (12,182)              -
                                                       ------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                      4,434               223             886         130,768
                                                       ------------------------------------------------------------------
Total increase (decrease) in assets                           4,491               229         (23,273)        144,075

Assets beginning of year                                          -                 -         144,075               -
                                                       ------------------------------------------------------------------
Assets end of year                                           $4,491              $229        $120,802        $144,075
                                                       ==================================================================



* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                    SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
                                       GROWTH AND INCOME              HEALTH                                       INCOME &
         GROWTH TRUST                        TRUST              SCIENCES TRUST            HIGH YIELD TRUST       VALUE TRUST
----------------------------------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED     YEAR ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED
   DEC. 31/01       DEC. 31/00     DEC. 31/01      DEC. 31/00      DEC. 31/01*       DEC. 31/01     DEC. 31/00      DEC. 31/01
----------------------------------------------------------------------------------------------------------------------------------


  $      -           $      -       $ 23,704        $     35         $     -           $   543         $    2          $    -
   (23,730)             1,672        (18,532)            869               6              (244)           (38)            (29)

   (52,413)          (118,951)       (58,002)        (34,597)            122               (68)          (202)            (59)
------------------------------------------------------------------------------------------------------------------------------------

   (76,143)          (117,279)       (52,830)        (33,693)            128               231           (238)            (88)
------------------------------------------------------------------------------------------------------------------------------------


    45,985            495,790         104,284        528,869          46,563            52,624          4,122           3,675
   (42,797)           (34,745)       (57,850)        (28,253)           (946)           (3,007)        (1,035)           (487)
         -                  -              -               -               -                 -              -               -
    50,631                  -         (8,963)              -           2,243               199              -           2,783
------------------------------------------------------------------------------------------------------------------------------------

    53,819            461,045         37,471         500,616          47,860            49,816          3,087           5,971
------------------------------------------------------------------------------------------------------------------------------------
   (22,324)           343,766        (15,359)        466,923          47,988            50,047          2,849           5,883

   343,766                  -        467,195             272               -             2,849              -               -
------------------------------------------------------------------------------------------------------------------------------------
  $321,442           $343,766       $451,836        $467,195         $47,988           $52,896         $2,849          $5,883
====================================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                    SUB-ACCOUNT
                                                       ----------------------------------------------------------------
                                                           INTERNATIONAL SMALL CAP           INTERNATIONAL STOCK
                                                                    TRUST                           TRUST
                                                       ----------------------------------------------------------------
                                                          YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                          DEC. 31/01      DEC. 31/00      DEC. 31/01      DEC. 31/00
                                                       ----------------------------------------------------------------

Income:
    Net investment income (loss) during the year         $      -         $      -       $  6,031         $      -
    Net realized gain (loss) during the year              (11,193)            (540)        (7,881)             919
    Unrealized appreciation (depreciation) during
      the year                                            (27,214)         (35,301)       (31,446)         (19,364)
                                                       ----------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                               (38,407)         (35,841)       (33,296)         (18,445)
                                                       ----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                               17,697          163,807         17,838          179,836
    Transfer on terminations                              (16,152)          (5,494)       (22,654)          (8,455)
    Transfer on policy loans                                    -                -              -                -
    Net interfund transfers                                  (784)             625            246                -
                                                       ----------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                      761          158,938         (4,570)         171,381
                                                       ----------------------------------------------------------------
Total increase (decrease) in assets                       (37,646)         123,097        (37,866)         152,936

Assets beginning of year                                  123,097                -        152,936                -
                                                       ----------------------------------------------------------------
Assets end of year                                       $ 85,451         $123,097       $115,070         $152,936
                                                       ================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                 SUB-ACCOUNT
   -----------------------------------------------------------------------------------------------------
           INTERNATIONAL VALUE               INTERNET TECHNOLOGIES       INVESTMENT QUALITY BOND
                 TRUST                             TRUST                            TRUST
   -----------------------------------------------------------------------------------------------------
      YEAR ENDED       YEAR ENDED       YEAR ENDED      PERIOD ENDED     YEAR ENDED       YEAR ENDED
      DEC. 31/01       DEC. 31/00       DEC. 31/01      DEC. 31/00**     DEC. 31/01       DEC. 31/00
   -----------------------------------------------------------------------------------------------------

       $  101           $     -          $     -          $     -          $    32          $  -
         (101)              (18)          (1,542)            (214)              57             2

         (322)               88             (870)          (1,021)             154            24
   ------------------------------------------------------------------------------------------------------

         (322)               70           (2,412)          (1,235)             243            26
   ------------------------------------------------------------------------------------------------------


        6,709             2,242            8,670            4,347           63,089           342
       (1,452)             (391)          (1,842)          (1,039)          (3,696)          (60)
            -                 -                -                -                -             -
        1,292                 -                -              625            2,356             -
   ------------------------------------------------------------------------------------------------------

        6,549             1,851            6,828            3,933           61,749           282
   ------------------------------------------------------------------------------------------------------
        6,227             1,921            4,416            2,698           61,992           308

        1,921                 -            2,698                -              308             -
   ------------------------------------------------------------------------------------------------------
       $8,148           $1,921           $ 7,114          $ 2,698          $62,300          $308
   ======================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                             SUB-ACCOUNT
                                                       -----------------------------------------------------
                                                                   LARGE CAP               LIFESTYLE GROWTH
                                                                  GROWTH TRUST                820 TRUST
                                                       -----------------------------------------------------
                                                          YEAR ENDED       YEAR ENDED         YEAR ENDED
                                                          DEC. 31/01       DEC. 31/00         DEC. 31/01
                                                       -----------------------------------------------------

Income:
    Net investment income (loss) during the year          $ 11,436         $      -            $     -
    Net realized gain (loss) during the year               (15,176)           2,400               (281)
    Unrealized appreciation (depreciation) during
      the year                                             (49,602)         (43,246)              (829)
                                                       -----------------------------------------------------
Net increase (decrease) in assets from
  operations                                               (53,342)         (40,846)            (1,110)
                                                       -----------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                41,727          355,956             62,339
    Transfer on terminations                               (46,805)         (17,339)            (4,584)
    Transfer on policy loans                                     -                -                  -
    Net interfund transfers                                  9,909                -                  -
                                                       -----------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                     4,831          338,617             57,755
                                                       -----------------------------------------------------
Total increase (decrease) in assets                        (48,511)         297,771             56,645

Assets beginning of year                                   297,771                -                  -
                                                       -----------------------------------------------------
Assets end of year                                        $249,260         $297,771            $56,645
                                                       =====================================================



* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                   SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
      MID CAP                 MID CAP INDEX                      MID CAP                    MID CAP STOCK
    GROWTH TRUST                  TRUST                    OPPORTUNITIES TRUST                  TRUST
-----------------------------------------------------------------------------------------------------------------
    PERIOD ENDED         YEAR ENDED      PERIOD ENDED          PERIOD ENDED          YEAR ENDED       YEAR ENDED
     DEC. 31/01*         DEC. 31/01      DEC. 31/00**           DEC. 31/01*          DEC. 31/01       DEC. 31/00
-----------------------------------------------------------------------------------------------------------------

     $     -              $   195          $    -                  $  -               $     -          $     -
          47                  (72)              -                     3                  (316)              15

       3,280                1,578               4                    13                  (652)             174
-----------------------------------------------------------------------------------------------------------------

       3,327                1,701               4                    16                  (968)             189
-----------------------------------------------------------------------------------------------------------------


      84,254                8,783           1,775                   185                17,623           14,481
        (745)              (1,872)            (33)                  (50)               (3,078)            (980)
           -                    -               -                     -                (2,654)               -
           -               21,161               -                     -                 1,551                -
-----------------------------------------------------------------------------------------------------------------

      83,509               28,072           1,742                   135                13,442           13,501
-----------------------------------------------------------------------------------------------------------------
      86,836               29,773           1,746                   151                12,474           13,690

           -                1,746               -                     -                13,690                -
-----------------------------------------------------------------------------------------------------------------
     $86,836              $31,519          $1,746                  $151               $26,164          $13,690
=================================================================================================================


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                               SUB-ACCOUNT
                                                         --------------------------------------------------------
                                                               MID CAP                  MONEY MARKET
                                                             VALUE TRUST                    TRUST
                                                         --------------------------------------------------------
                                                             PERIOD ENDED        YEAR ENDED        YEAR ENDED
                                                             DEC. 31/01*         DEC. 31/01        DEC. 31/00
                                                         --------------------------------------------------------
Income:
    Net investment income (loss) during the year               $    8             $ 16,703          $  5,232
    Net realized gain (loss) during the year                        1                    -                 -
    Unrealized appreciation (depreciation) during
      the year                                                    293                    -                 -
                                                         --------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                      302               16,703             5,232
                                                         --------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                    2,471              745,601           245,912
    Transfer on terminations                                     (461)             (49,951)          (10,047)
    Transfer on policy loans                                        -                    -                 -
    Net interfund transfers                                     1,138             (202,450)          (11,017)
                                                         --------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                        3,148              493,200           224,848
                                                         --------------------------------------------------------
Total increase (decrease) in assets                             3,450              509,903           230,080

Assets beginning of year                                            -              230,080                 -
                                                         --------------------------------------------------------
Assets end of year                                             $3,450             $739,983          $230,080
                                                         ========================================================


* Reflects the period from commencement of operations May 1, 2001 thorough December 31, 2001.

See accompanying notes.

                                                      SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                     PACIFIC RIM EMERGING            QUANTITATIVE EQUITY               REAL ESTATE
        OVERSEAS TRUST                  MARKETS TRUST                       TRUST                     SECURITIES TRUST
----------------------------------------------------------------------------------------------------------------------------
   YEAR ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED      YEAR ENDED    YEAR ENDED
   DEC. 31/01      DEC. 31/00     DEC. 31/01      DEC. 31/00     DEC. 31/01      DEC. 31/00      DEC. 31/01    DEC. 31/00
----------------------------------------------------------------------------------------------------------------------------
    $ 1,444         $     -          $   2            $  -       $ 43,657        $    277          $   86        $    -
     (1,593)              1            (35)           (129)       (17,358)          3,469              80            13

     (5,009)         (1,287)           (90)            (34)      (104,731)        (10,022)             30           383
----------------------------------------------------------------------------------------------------------------------------

     (5,158)         (1,286)          (123)           (163)       (78,432)         (6,276)            196           396
----------------------------------------------------------------------------------------------------------------------------

     20,395          17,042            495             659         32,322         357,658           4,556         2,459
     (4,865)         (2,097)          (142)             27        (47,352)        (17,682)           (694)         (199)
          -               -              -               -              -               -               -             -
         94               -              -               -         10,597           2,823             (60)            -
----------------------------------------------------------------------------------------------------------------------------

     15,624          14,945            353             686         (4,433)        342,799           3,802         2,260
----------------------------------------------------------------------------------------------------------------------------
     10,466          13,659            230             523        (82,865)        336,523           3,998         2,656

     13,659               -            523               -        336,804             281           2,656             -
----------------------------------------------------------------------------------------------------------------------------
    $24,125         $13,659           $753            $523       $253,939        $336,804          $6,654        $2,656
============================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                       SUB-ACCOUNT
                                                      ------------------------------------------------------------------------------
                                                                SCIENCE AND             SMALL CAP             SMALL COMPANY
                                                             TECHNOLOGY TRUST          INDEX TRUST             BLEND TRUST
                                                      ------------------------------------------------------------------------------
                                                        YEAR ENDED      YEAR ENDED    PERIOD ENDED     YEAR ENDED      YEAR ENDED
                                                        DEC. 31/01      DEC. 31/00     DEC. 31/01*     DEC. 31/01      DEC. 31/00
                                                      ------------------------------------------------------------------------------

Income:
    Net investment income (loss) during the year         $ 6,660         $    44         $  147          $   27          $  214
    Net realized gain (loss) during the year             (17,387)          1,705            (55)         (1,050)            (59)
    Unrealized appreciation (depreciation) during
      the year                                           (59,994)        (64,670)           817           1,327            (964)
                                                      ------------------------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                             (70,721)        (62,921)           909             304            (809)
                                                      ------------------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                              60,328         234,337          8,560          10,106           3,136
    Transfer on terminations                             (26,197)        (19,138)          (847)         (1,973)           (835)
    Transfer on policy loans                              (2,654)              -              -               -               -
    Net interfund transfers                               12,307           2,511            660           1,472             625
                                                      ------------------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                  43,784         217,710          8,373           9,605           2,926
                                                      ------------------------------------------------------------------------------
Total increase (decrease) in assets                      (26,937)        154,789          9,282           9,909           2,117

Assets beginning of year                                 154,789               -              -           2,117               -
                                                      ------------------------------------------------------------------------------
Assets end of year                                      $127,852        $154,789         $9,282         $12,026          $2,117
                                                      ==============================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
           SMALL COMPANY                                                    STRATEGIC OPPORTUNITIES
            VALUE TRUST                    STRATEGIC BOND TRUST                      TRUST
--------------------------------------------------------------------------------------------------------
    YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
    DEC. 31/01        DEC. 31/00       DEC. 31/01        DEC. 31/00       DEC. 31/01       DEC. 31/00
--------------------------------------------------------------------------------------------------------


     $    15            $    -          $ 25,508          $      -         $ 25,151         $     61
         333                55             2,843             1,855           (9,166)           1,089

       2,687               435            (7,997)           18,108          (43,829)          (9,234)
--------------------------------------------------------------------------------------------------------

       3,035               490            20,354            19,963          (27,844)          (8,084)
--------------------------------------------------------------------------------------------------------

      99,052             5,000             6,436           330,616           62,550          203,801
      (5,427)           (1,078)          (56,422)          (11,023)         (30,035)         (10,415)
      (2,654)                -                 -                 -                -                -
       1,294                 -            10,354                 -            1,122                -
--------------------------------------------------------------------------------------------------------

      92,265             3,922           (39,632)          319,593           33,637          193,386
--------------------------------------------------------------------------------------------------------
      95,300             4,412           (19,278)          339,556            5,793          185,302

       4,412                 -           339,556                 -          185,302                -
--------------------------------------------------------------------------------------------------------
     $99,712            $4,412          $320,278          $339,556         $191,095         $185,302
========================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                        SUB-ACCOUNT
                                                       ----------------------------------------------------------------------
                                                          TELECOMMUNI-                                       TOTAL STOCK
                                                          CATIONS TRUST          TOTAL RETURN TRUST       MARKET INDEX TRUST
                                                       ----------------------------------------------------------------------
                                                          PERIOD ENDED       YEAR ENDED     YEAR ENDED         YEAR ENDED
                                                           DEC. 31/01*       DEC. 31/01     DEC. 31/00        DEC. 31/01**
                                                       ----------------------------------------------------------------------

Income:
    Net investment income (loss) during the year             $    -            $   549        $    -            $   149

    Net realized gain (loss) during the year                    (27)               106             7                 30
    Unrealized appreciation (depreciation) during
      the year                                                  (36)              (355)           66                 60
                                                       ---------------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                    (63)               300            73                239
                                                       ---------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                  1,536             69,888           212             11,463
    Transfer on terminations                                   (164)            (4,657)         (273)              (890)
    Transfer on policy loans                                      -                  -             -                  -
    Net interfund transfers                                       -             10,128         1,249              7,760
                                                       ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                      1,372             75,359         1,188             18,333
                                                       ---------------------------------------------------------------------
Total increase (decrease) in assets                           1,309             75,659         1,261             18,572

Assets beginning of year                                          -              1,261             -                  -
                                                       ---------------------------------------------------------------------
Assets end of year                                           $1,309            $76,920        $1,261            $18,572
                                                       =====================================================================



* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                            SUB-ACCOUNT
--------------------------------------------------------------------------------------------------
         U.S. GOVERNMENT                  U.S. LARGE CAP
        SECURITIES TRUST                    VALUE TRUST                    VALUE TRUST
-------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED     YEAR ENDED
   DEC. 31/01       DEC. 31/00      DEC. 31/01      DEC. 31/00      DEC. 31/01     DEC. 31/00
-------------------------------------------------------------------------------------------------

   $    238           $    -         $   129         $     -         $   806         $    -
         78                -            (448)             (2)            638             54

     (1,161)              77           1,400             (75)           (632)         1,363
-------------------------------------------------------------------------------------------------

       (845)              77           1,081             (77)            812          1,417
-------------------------------------------------------------------------------------------------

    153,668            4,203          34,117           8,797          71,669          9,068
     (5,117)             (16)         (5,164)         (1,770)         (8,419)        (1,551)
          -                -               -               -          (2,654)             -
      2,291                -            (745)              -           4,739              -
-------------------------------------------------------------------------------------------------

    150,842            4,187          28,208           7,027          65,335          7,517
-------------------------------------------------------------------------------------------------
    149,997            4,264          29,289           6,950          66,147          8,934

      4,264                -           6,950               -           8,934              -
-------------------------------------------------------------------------------------------------
   $154,261           $4,264         $36,239         $ 6,950         $75,081         $8,934
=================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)

                                                                 SUB-ACCOUNT
                                                      ----------------------------------
                                                               500 INDEX TRUST                      TOTAL
                                                      ----------------------------------------------------------------
                                                         YEAR ENDED      PERIOD ENDED     YEAR ENDED      YEAR ENDED
                                                         DEC. 31/01      DEC. 31/00**     DEC. 31/01      DEC. 31/00
                                                      ----------------------------------------------------------------
Income:
    Net investment income (loss) during the year         $    518            $  1     $    222,067           $5,886
    Net realized gain (loss) during the year                 (357)              -         (173,771)          27,633
    Unrealized appreciation (depreciation) during
      the year                                                531              (3)        (596,039)        (357,966)
                                                      ----------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                  692              (2)        (547,743)        (324,447)
                                                      ----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                               27,334             701        2,493,192        4,396,310
    Transfer on terminations                               (5,691)           (143)        (640,786)        (240,972)
    Transfer on policy loans                                    -               -          (10,616)               -
    Net interfund transfers                                45,413               -                -                -
                                                      ----------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                   67,056             558        1,841,790        4,155,338
                                                      ----------------------------------------------------------------
Total increase (decrease) in assets                        67,748             556        1,294,047        3,830,891

Assets beginning of year                                      556               -        3,831,444              553
                                                      ----------------------------------------------------------------
Assets end of year                                        $68,304            $556       $5,125,491       $3,831,444
                                                      ================================================================



** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                                December 31, 2001

1.   ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of New York (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and has sixty investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (Trust) portfolio. The Trust is an open-end management investment company, commonly known as a mutual fund, which is not offered to the public but sold only to insurance companies and their separate accounts as the underlying investment medium for variable contracts. The Account is a funding vehicle for single premium and variable universal life contracts (the Contracts) issued by the Company. The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America (MNA). MNA is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:


         PREVIOUS NAME                         NEW NAME                            EFFECTIVE DATE
         -------------                         --------                            --------------
      Mid Cap Blend Trust            Strategic Opportunities Trust                  May 1, 2001
     Mid Cap Growth Trust                All Cap Growth Trust                       May 2, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                               COMMENCEMENT OF OPERATIONS OF
                                                       THE SUB-ACCOUNTS
                                               -----------------------------

All Cap Value Trust                                      May 1, 2001
Capital Appreciation Trust                               May 1, 2001
Capital Opportunities Trust                              May 1, 2001
Dynamic Growth Trust                                     May 2, 2000
Financial Services Trust                                 May 1, 2001
Fundamental Value Trust                                  May 1, 2001
Health Sciences Trust                                    May 1, 2001
International Index Trust                                May 2, 2000
Internet Technologies Trust                              May 2, 2000
Mid Cap Growth Trust                                     May 1, 2001
Mid Cap Index Trust                                      May 2, 2000
Mid Cap Opportunities Trust                              May 1, 2001
Mid Cap Value Trust                                      May 1, 2001
Quantitative Mid Cap Trust                               May 1, 2001
Small Cap Index Trust                                    May 2, 2000
Strategic Growth Trust                                   May 1, 2001
Tactical Allocation Trust                                May 2, 2000
Telecommunications Trust                                 May 1, 2001
Total Stock Market Index Trust                           May 2, 2000
Utilities Trust                                          May 1, 2001
500 Index Trust                                          May 2, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


2.   SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3.   CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


4.   PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2001 were as follows:


                                                                              PURCHASES        SALES
                                                                          -------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                                                 $     16,881     $   35,016
    All Cap Growth Trust                                                          36,053         25,288
    All Cap Value Trust                                                          138,408          1,363
    Balanced Trust                                                                 3,752            424
    Blue Chip Growth Trust                                                       157,309         13,155
    Capital Appreciation Trust                                                     4,994          5,089
    Capital Opportunities Trust                                                    1,223            210
    Diversified Bond Trust                                                        22,546         55,927
    Dynamic Growth Trust                                                          31,905          9,800
    Emerging Small Company Trust                                                  21,162         18,404
    Equity Income Trust                                                           87,607         13,581
    Equity Index Trust                                                             5,148          2,101
    Financial Services Trust                                                       3,239            220
    Fundamental Value Trust                                                        4,486             53
    Global Bond Trust                                                                281             58
    Global Equity Trust                                                           57,685         32,205
    Growth Trust                                                                  89,048         35,229
    Growth and Income Trust                                                      130,120         68,945
    Health Sciences Trust                                                         47,945             85
    High Yield Trust                                                              51,456          1,096
    Income and Value Trust                                                         6,352            382
    International Small Cap Trust                                                 16,269         15,508
    International Stock Trust                                                     23,001         21,540
    International Value Trust                                                      7,946          1,295
    Internet Technologies Trust                                                    7,832          1,004
    Investment Quality Bond Trust                                                 63,298          1,517
    Large Cap Growth Trust                                                        59,280         43,012
    Lifestyle Growth 820 Trust                                                    60,959          3,203
    Mid Cap Growth Trust                                                          84,014            506
    Mid Cap Index Trust                                                           29,418          1,151
    Mid Cap Opportunities Trust                                                      198             63
    Mid Cap Stock Trust                                                           15,489          2,048
    Mid Cap Value Trust                                                            3,552            395
    Money Market Trust                                                           730,320        220,417
    Overseas Trust                                                                21,507          4,438
    Pacific Rim Emerging Markets Trust                                               494            139
    Quantitative Equity Trust                                                     84,125         44,901

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


4.   PURCHASES AND SALES OF INVESTMENTS (CONT'D)

                                                                               PURCHASES         SALES
                                                                          -------------------------------
SUB-ACCOUNTS:
    Real Estate Securities Trust                                                   4,524            636
    Science and Technology Trust                                                  68,955         18,511
    Small Cap Index Trust                                                          9,014            495
    Small Company Blend Trust                                                     11,130          1,497
    Small Company Value Trust                                                     95,657          3,377
    Strategic Bond Trust                                                          38,238         52,362
    Strategic Opportunities Trust                                                 85,236         26,447
    Telecommunications Trust                                                       1,505            133
    Total Return Trust                                                            79,327          3,419
    Total Stock Market Index Trust                                                20,356          1,874
    U.S. Government Securities Trust                                             153,764          2,684
    U.S. Large Cap Value Trust                                                    32,919          4,582
    Value Trust                                                                   79,952         13,812
    500 Index Trust                                                               70,994          3,420
                                                                         --------------------------------
Total                                                                         $2,876,873       $813,017
                                                                         ================================


5.   FINANCIAL HIGHLIGHTS


                                                                                      FOR THE YEAR ENDED
                                              AT DECEMBER 31, 2001                    DECEMBER 31, 2001
                                            ------------------------------------------------------------------
                                                                                      INVESTMENT
                                                          UNIT             NET          INCOME        TOTAL
                                             UNITS        VALUE          ASSETS         RATIO*       RETURN**
                                            ------------------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                  20,820       $9.98         $207,717           -          -25.98%
    All Cap Growth Trust                     10,175        9.80           99,760           -          -23.77%
    All Cap Value Trust+                     11,356       12.61          143,220         0.04%          0.90%
    Balanced Trust                              613        7.93            4,863         2.19%        -10.20%
    Blue Chip Growth Trust                   16,940        9.70          164,347           -          -14.60%
    Capital Opportunities Trust+                 90       10.70              966           -          -14.40%
    Diversified Bond Trust                   26,609       11.81          314,222         5.48%          7.09%
    Dynamic Growth Trust                      7,054        4.77           33,636         0.17%        -40.24%
    Emerging Small Company Trust              8,455       12.96          109,547           -          -22.24%
    Equity Income Trust                       7,078       11.52           81,523         1.64%          1.29%
    Equity Index Trust                          926        9.24            8,561         1.03%        -12.26%
    Financial Services Trust+                   264       11.63            3,069         0.08%         -6.93%
    Fundamental Value Trust+                    383       11.73            4,491           -           -6.16%
    Global Bond Trust                            24        9.53              229           -            0.53%
    Global Equity Trust                      12,768        9.46          120,802         2.45%        -16.09%


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


5.   FINANCIAL HIGHLIGHTS (CONT'D)

                                            ----------------------------------------------------------------
                                                                                  INVESTMENT
                                                         UNIT           NET         INCOME       TOTAL
                                             UNITS       VALUE        ASSETS        RATIO*      RETURN**
                                            ----------------------------------------------------------------
SUB-ACCOUNTS:
  Growth Trust                               41,935       7.66        321,442          -        -21.37%
  Growth and Income Trust                    48,091       9.40        451,836        0.41%      -11.28%
  Health Sciences Trust+                      3,544      13.54         47,988          -          8.32%
  High Yield Trust                            5,731       9.23         52,896        9.19%       -5.48%
  Income and Value Trust                        521      11.29          5,883        2.68%        0.98%
  International Small Cap Trust               9,696       8.81         85,451          -        -31.10%
  International Stock Trust                  13,999       8.22        115,070        0.20%      -21.54%
  International Value Trust                     745      10.93          8,148        1.02%       -9.97%
  Internet Technologies Trust                 1,877       3.79          7,114          -        -46.09%
  Investment Quality Bond Trust               5,368      11.61         62,300        5.47%        7.33%
  Large Cap Growth Trust                     29,100       8.57        249,260          -        -17.81%
  Lifestyle Growth 820 Trust                  5,603      10.11         56,645        1.40%       -8.97%
  Mid Cap Growth Trust+                       8,294      10.47         86,836          -        -16.24%
  Mid Cap Index Trust                         2,395      13.16         31,519        0.85%       -1.73%
  Mid Cap Opportunities Trust+                   14      10.59            151          -        -15.28%
  Mid Cap Stock Trust                         2,429      10.77         26,164          -        -10.99%
  Mid Cap Value Trust+                          264      13.09          3,450        0.74%        4.72%
  Money Market Trust                         64,557      11.46        739,983        3.59%        3.59%
  Overseas Trust                              2,812       8.58         24,152        0.27%      -21.09%
  Pacific Rim Emerging Markets Trust             77       9.73            753        0.41%      -18.57%
  Quantitative Equity Trust                  26,366       9.63        253,939        0.30%      -22.95%
  Real Estate Securities Trust                  561      11.86          6,654        3.75%        3.15%
  Science and Technology Trust               17,279       7.40        127,852          -        -41.25%
  Small Cap Index Trust                         781      11.88          9,282        1.85%        1.41%
  Small Company Blend Trust                     954      12.60         12,026          -         -2.30%
  Small Company Value Trust                   8,232      12.11         99,712        0.17%        6.54%
  Strategic Bond Trust                       27,510      11.64        320,278        7.96%        6.24%
  Strategic Opportunities Trust              19,278       9.91        191,095        0.50%      -15.25%
  Telecommunications Trust+                     165       7.93          1,309          -        -36.56%
  Total Return Trust                          5,178      14.86         76,920        3.59%        8.28%
  Total Stock Market Index Trust              1,864       9.96         18,572        0.92%      -11.41%
  U.S. Government Securities Trust           12,983      11.88        154,261        4.75%        7.03%
  U.S. Large Cap Value Trust                  2,818      12.86         36,239        0.38%       -2.55%
  Value Trust                                 6,187      12.13         75,081        0.53%        3.42%
  500 Index Trust                             6,896       9.91         68,304        0.84%      -12.37%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


5.   FINANCIAL HIGHLIGHTS (CONT'D)

    * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of the respective Trust portfolio which approximates the ratio of dividends, excluding distribution of capital gains, received per unit from the underlying Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.
   ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.
    + Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

6.   RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, Manulife Financial which can be terminated by either party upon thirty days notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manufacturers Securities Services LLC (MSS). MSS has an Administrative Services Agreement with Wood Logan for marketing services for the sale of variable universal life contracts.

7.   SUBSEQUENT EVENT

Effective January 1, 2002, the parent company, MNA, was merged with and into The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), an indirect parent company of MNY. Manulife U.S.A. will undertake all future operations of MNA.

Also, effective January 1, 2002, MSS is no longer the exclusive distributor of all Contracts issued by the Company This service will now be exclusively offered by Manulife Financial Securities LLC, a wholly owned subsidiary of Manulife U.S.A.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT B

Financial Statements

Three months ended March 31, 2002 (Unaudited) with December 31, 2001 comparative

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                              Financial Statements


                  Three months ended March 31, 2002 (Unaudited)
                       with December 31, 2001 comparative





                                    CONTENTS

Financial Statements

Statement of Assets and Contract Owners' Equity............................  1
Statements of Operations and Changes in Contract Owners' Equity............  3
Notes to Financial Statements.............................................. 23

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                           March 31, 2002 (Unaudited)

ASSETS
Investments at fair value:
    Sub-Accounts:
        Aggressive Growth Trust - 14,857 shares (cost $287,463)                                       $ 197,306
        All Cap Growth Trust - 6,631 shares (cost $138,415)                                              97,603
        All Cap Value Trust - 15,140 shares (cost $189,417)                                             190,153
        Balanced Trust - 405 shares (cost $5,856)                                                         5,450
        Blue Chip Growth Trust - 10,790 shares (cost $170,066)                                          168,649
        Capital Appreciation Trust - 16 shares (cost $142)                                                  139
        Capital Opportunities Trust - 283 shares (cost $2,979)                                            2,996
        Diversified Bond Trust - 28,959 shares (cost $284,834)                                          305,519
        Dynamic Growth Trust - 8,006 shares (cost $45,188)                                               34,745
        Emerging Small Company Trust - 4,017 shares (cost $151,572)                                     102,927
        Equity-Income Trust - 15,065 shares (cost $232,196)                                             238,473
        Equity Index Trust - 574 shares (cost $9,440)                                                     8,049
        Financial Services Trust - 320 shares (cost $3,621)                                               3,725
        Fundamental Value Trust - 966 shares (cost $10,923)                                              11,249
        Global Bond Trust - 46 shares (cost $530)                                                           531
        Global Equity Trust - 7,010 shares (cost $107,440)                                               91,970
        Growth Trust - 15,347 shares (cost $283,805)                                                    205,345
        Growth & Income Trust - 13,112 shares (cost $355,864)                                           309,571
        Health Sciences Trust - 3,643 shares (cost $47,954)                                              46,086
        High Yield Trust - 5,364 shares (cost $52,931)                                                   51,928
        Income & Value Trust - 6,872 shares (cost $68,807)                                               69,961
        International Small Cap Trust - 7,226 shares (cost $139,837)                                     84,900
        International Stock Trust - 11,292 shares (cost $155,856)                                       109,305
        International Value Trust - 1,047 shares (cost $11,232)                                          11,447
        Internet Technologies Trust - 2,750 shares (cost $11,592)                                         9,158
        Investment Quality Bond Trust - 9,324 shares (cost $111,230)                                    110,952
        Large Cap Growth Trust - 39,033 shares (cost $469,693)                                          387,601
        Lifestyle Aggressive 1000 Trust - 407 shares (cost $4,258)                                        4,270
        Lifestyle Balanced 640 Trust - 27 shares (cost $322)                                                322
        Lifestyle Growth 820 Trust - 4,727 shares (cost $53,612)                                         53,559
        Lifestyle Moderate 460 Trust - 45 shares (cost $552)                                                552
        Mid Cap Growth Trust - 8,224 shares (cost $82,854)                                               83,469
        Mid Cap Index Trust - 3,584 shares (cost $44,487)                                                48,960
        Mid Cap Opportunities Trust - 38 shares (cost $389)                                                 395
        Mid Cap Stock Trust - 2,945 shares (cost $32,050)                                                31,892
        Mid Cap Value Trust - 804 shares (cost $10,440)                                                  11,080
        Money Market Trust - 149,774 shares (cost $1,497,738)                                         1,497,738

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                           March 31, 2002 (Unaudited)

ASSETS (CONTINUED)
Investments at fair value:
   Sub-Accounts:
        Overseas Trust - 2,364 shares (cost $23,979)                                                   $ 20,594
        Pacific Rim Emerging Markets Trust - 359 shares (cost $2,590)                                     2,585
        Quantitative Equity Trust - 13,936 shares (cost $343,108)                                       234,543
        Quantitative Mid Cap Trust - 5 shares (cost $56)                                                     56
        Real Estate Securities Trust - 7,147 shares (cost $111,611)                                     120,144
        Science and Technology Trust - 10,545 shares (cost $249,624)                                    125,166
        Small Cap Index Trust - 1,404 shares (cost $15,043)                                              16,439
        Small Company Blend Trust - 1,105 shares (cost $11,694)                                          12,727
        Small Company Value Trust - 7,423 shares (cost $103,486)                                        113,725
        Strategic Bond Trust - 28,469 shares (cost $296,901)                                            312,024
        Strategic Growth Trust - 11 shares (cost $113)                                                      112
        Strategic Opportunities Trust - 14,917 shares (cost $236,759)                                   187,205
        Tactical Allocation Trust - 85 shares (cost $833)                                                   848
        Telecommunications Trust - 284 shares (cost $2,127)                                               1,719
        Total Return Trust - 9,734 shares (cost $136,285)                                               135,990
        Total Stock Market Index Trust - 4,499 shares (cost $43,580)                                     44,356
        U.S. Government Securities Trust - 11,196 shares (cost $154,915)                                154,172
        U.S. Large Cap Value Trust - 2,979 shares (cost $36,218)                                         37,711
        Value Trust - 4,520 shares (cost $73,543)                                                        77,650
        500 Index Trust - 10,295 shares (cost $99,060)                                                  101,099
                                                                                              ------------------
Total assets                                                                                         $6,286,840
                                                                                              ==================

CONTRACT OWNERS' EQUITY
Variable life contracts                                                                              $6,286,840
                                                                                              ==================


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)


                                                                             SUB-ACCOUNT
                                                   --------------------------------------------------------------
                                                            AGGRESSIVE GROWTH                  ALL CAP GROWTH
                                                                        TRUST                          TRUST
                                                   --------------------------------------------------------------
                                                    PERIOD ENDED    YEAR ENDED     PERIOD ENDED     YEAR ENDED
                                                     MAR. 31/02     DEC. 31/01      MAR. 31/02      DEC. 31/01
                                                   --------------------------------------------------------------
Income:
    Net investment income (loss) during the year     $      -        $      -         $     -        $  6,099
    Net realized gain (loss) during the year           (7,174)        (13,806)         (4,325)        (14,072)
    Unrealized appreciation (depreciation) during
      the year                                          7,835         (64,410)          4,036         (21,996)
                                                   --------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                              661         (78,217)           (289)        (29,969)
                                                   --------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                            5,463          20,730           4,769          23,683
    Transfer on terminations                          (13,360)        (40,354)         (6,637)        (18,298)
    Transfer on policy loans                                 -              -               -               -
    Net interfund transfers                            (3,175)          1,490               -            (719)
                                                   --------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                              (11,072)        (18,134)         (1,868)          4,666
                                                   --------------------------------------------------------------
Total increase (decrease) in assets                   (10,411)        (96,351)         (2,157)        (25,303)

Assets beginning of year                              207,717         304,068          99,760         125,063
                                                   --------------------------------------------------------------
Assets end of year                                   $197,306        $207,717         $97,603        $ 99,760
                                                   ==============================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                       SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
                                                                        BLUE CHIP GROWTH             CAPITAL APPRECIATION
         ALL CAP VALUE TRUST              BALANCED TRUST                      TRUST                         TRUST
------------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED    PERIOD ENDED     PERIOD ENDED    YEAR ENDED     PERIOD ENDED    YEAR ENDED    PERIOD ENDED    PERIOD ENDED
   MAR. 31/02      DEC. 31/01*      MAR. 31/02     DEC. 31/01      MAR. 31/02     DEC. 31/01     MAR. 31/02      DEC. 31/01*
------------------------------------------------------------------------------------------------------------------------------


   $      -        $     18           $    -         $   39        $      -       $  2,766           $  -             $ -
      3,683              61              (69)           (66)         (3,436)        (3,821)            (1)             95


     (5,378)          6,114               29           (374)          1,323         (3,215)            (3)              -
------------------------------------------------------------------------------------------------------------------------------

     (1,695)          6,193              (40)          (401)         (2,113)        (4,270)            (4)             95
------------------------------------------------------------------------------------------------------------------------------


     52,895         139,664              967          3,716          13,802        143,359              -               -
     (4,267)         (2,637)            (340)          (500)         (9,005)       (12,623)           (51)            (95)
         -                -                -              -               -              -              -               -
         -                -                -             74           1,618         10,653            194               -
------------------------------------------------------------------------------------------------------------------------------

     48,628         137,027              627          3,290           6,415        141,389            143             (95)
------------------------------------------------------------------------------------------------------------------------------
     46,933         143,220              587          2,889           4,302        137,119            139               -


    143,220               -            4,863          1,974         164,347         27,228              -               -
------------------------------------------------------------------------------------------------------------------------------
   $190,153        $143,220           $5,450         $4,863        $168,649       $164,347           $139             $ -
==============================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                              SUB-ACCOUNT
                                                   -------------------------------------------------------------
                                                       CAPITAL OPPORTUNITIES
                                                                TRUST                   DIVERSIFIED BOND TRUST
                                                   -------------------------------------------------------------
                                                    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED
                                                     MAR. 31/02      DEC. 31/01*     MAR. 31/02      DEC. 31/01
                                                   -------------------------------------------------------------
Income:
    Net investment income (loss) during the year        $   -            $  -          $     -      $  18,942
    Net realized gain (loss) during the year              (10)            (20)           2,445          5,776
    Unrealized appreciation (depreciation) during
      the year                                             44             (27)          (3,518)        (1,519)
                                                   -------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                               34             (47)          (1,073)        23,199
                                                   -------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                            2,252               -           10,127          3,969
    Transfer on terminations                             (256)           (212)         (21,578)       (56,293)
    Transfer on policy loans                                -               -                -              -
    Net interfund transfers                                 -           1,225            3,821              -
                                                   -------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                1,996           1,013           (7,630)       (52,324)
                                                   -------------------------------------------------------------
Total increase (decrease) in assets                     2,030             966           (8,703)       (29,125)

Assets beginning of year                                  966               -          314,222        343,347
                                                   -------------------------------------------------------------
Assets end of year                                     $2,996            $966         $305,519       $314,222
                                                   =============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                     SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------------
                                  EMERGING SMALL COMPANY
     DYNAMIC GROWTH TRUST                  TRUST                   EQUITY-INCOME TRUST           EQUITY INDEX TRUST
-------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED     YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED   YEAR ENDED    PERIOD ENDED    YEAR ENDED
   MAR. 31/02      DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02    DEC. 31/01     MAR. 31/02     DEC. 31/01
-------------------------------------------------------------------------------------------------------------------------

    $     -        $     51       $      -       $  4,759       $      -       $   811         $    -        $   148
      (368)         (10,501)        (3,627)        (7,522)            18          (276)          (133)          (396)

     (2,649)         (4,568)         1,711        (30,741)         5,090           451            146           (966)
-------------------------------------------------------------------------------------------------------------------------

    (3,017)         (15,018)        (1,916)       (33,504)         5,108           986             13         (1,214)
-------------------------------------------------------------------------------------------------------------------------

      5,938          28,637          3,924         18,570          7,179        77,598              -          5,000
     (1,812)         (6,677)        (7,005)       (20,666)        (4,101)       (8,186)          (525)        (2,100)
          -               -              -              -              -             -              -              -
          -              94         (1,623)            95        148,764         3,803              -              -
-------------------------------------------------------------------------------------------------------------------------

      4,126          22,054         (4,704)        (2,001)       151,842        73,215           (525)         2,900
-------------------------------------------------------------------------------------------------------------------------
      1,109           7,036         (6,620)       (35,505)       156,950        74,201           (512)         1,686

     33,636          26,600        109,547        145,052         81,523         7,322          8,561          6,875
-------------------------------------------------------------------------------------------------------------------------
    $34,745        $ 33,636       $102,927       $109,547       $238,473       $81,523         $8,049        $ 8,561
=========================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                               SUB-ACCOUNT
                                                     ---------------------------------------------------------------

                                                         FINANCIAL SERVICES TRUST        FUNDAMENTAL VALUE TRUST
                                                     ---------------------------------------------------------------
                                                      PERIOD ENDED    PERIOD ENDED    PERIOD ENDED   PERIOD ENDED
                                                       MAR. 31/02     DEC. 31/01*      MAR. 31/02     DEC. 31/01*
                                                     ---------------------------------------------------------------

Income:
    Net investment income (loss) during the year      $       -      $       1        $       -      $       -
    Net realized gain (loss) during the year                (10)           (13)              (6)             -
    Unrealized appreciation (depreciation) during
      the year                                               41             63              269             57
                                                     ---------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                 31             51              263             57
                                                     ---------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                207          1,055              738              -
    Transfer on terminations                               (254)          (280)            (308)           (52)
    Transfer on policy loans                                  -              -                -              -
    Net interfund transfers                                 672          2,243            6,065          4,486
                                                     ---------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                    625          3,018            6,495          4,434
                                                     ---------------------------------------------------------------
Total increase (decrease) in assets                         656          3,069            6,758          4,491

Assets beginning of year                                  3,069              -            4,491              -
                                                     ---------------------------------------------------------------
Assets end of year                                       $3,725         $3,069          $11,249         $4,491
                                                     ===============================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
                                                                                                     GROWTH & INCOME
         GLOBAL BOND TRUST           GLOBAL EQUITY TRUST              GROWTH TRUST                        TRUST
---------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED     YEAR ENDED     PERIOD ENDED    YEAR ENDED    PERIOD ENDED   YEAR ENDED     PERIOD ENDED    YEAR ENDED
   MAR. 31/02      DEC. 31/01      MAR. 31/02     DEC. 31/01     MAR. 31/02    DEC. 31/01      MAR. 31/02     DEC. 31/01
---------------------------------------------------------------------------------------------------------------------------


       $  -            $  -        $      -       $ 24,594      $       -      $      -        $      -       $ 23,704
          2               2         (12,558)        (6,860)      (107,066)      (23,730)        (52,733)       (18,532)


         (3)              4          13,169        (41,893)        92,904       (52,413)         46,290        (58,002)
---------------------------------------------------------------------------------------------------------------------------

         (1)              6             611        (24,159)       (14,162)      (76,143)         (6,443)       (52,830)
---------------------------------------------------------------------------------------------------------------------------

        365             288          13,484         22,331         14,547        45,985          27,064        104,284
        (62)            (65)         (2,497)        (9,263)       (14,047)      (42,797)        (21,171)       (57,850)
          -               -               -              -              -             -               -              -
          -               -         (40,430)       (12,182)      (102,435)       50,631        (141,715)        (8,963)
---------------------------------------------------------------------------------------------------------------------------

        303             223         (29,443)           886       (101,935)       53,819        (135,822)        37,471
---------------------------------------------------------------------------------------------------------------------------
        302             229         (28,832)       (23,273)      (116,097)      (22,324)       (142,265)       (15,359)

        229               -         120,802        144,075        321,442        343,766        451,836        467,195
---------------------------------------------------------------------------------------------------------------------------
       $531            $229        $ 91,970       $120,802      $ 205,345      $321,442        $309,571       $451,836
===========================================================================================================================


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                SUB-ACCOUNT
                                                      ---------------------------------------------------------------

                                                            HEALTH SCIENCES TRUST            HIGH YIELD TRUST
                                                      ---------------------------------------------------------------
                                                        PERIOD ENDED    PERIOD ENDED   PERIOD ENDED     YEAR ENDED
                                                         MAR. 31/02     DEC. 31/01*     MAR. 31/02      DEC. 31/01
                                                      ---------------------------------------------------------------
Income:
    Net investment income (loss) during the year           $     -        $    -           $    -            543
    Net realized gain (loss) during the year                (1,132)            6             (332)          (244)
    Unrealized appreciation (depreciation) during
      the year                                              (1,990)          122             (733)           (68)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                (3,122)          128           (1,065)           231
                                                      ---------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                 3,148        46,563            1,748         52,624
    Transfer on terminations                                (2,600)         (946)          (1,651)        (3,007)
    Transfer on policy loans                                     -             -                -              -
    Net interfund transfers                                    672         2,243                -            199
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                     1,220        47,860               97         49,816
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                         (1,902)       47,988             (968)        50,047

Assets beginning of year                                    47,988             -           52,896          2,849
                                                      ---------------------------------------------------------------
Assets end of year                                         $46,086       $47,988          $51,928        $52,896
                                                      ===============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                     SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------
                                  INTERNATIONAL SMALL CAP         INTERNATIONAL STOCK          INTERNATIONAL VALUE
     INCOME & VALUE TRUST                  TRUST                         TRUST                        TRUST
------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED   YEAR ENDED    PERIOD ENDED    YEAR ENDED
   MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02    DEC. 31/01     MAR. 31/02     DEC. 31/01
------------------------------------------------------------------------------------------------------------------------

    $     -         $    -        $     -       $      -       $      -      $  6,031        $     -        $   101
        (20)           (29)        (4,292)       (11,193)        (3,399)       (7,881)           (61)          (101)

      1,213            (59)         7,578        (27,214)         4,259       (31,446)           449           (322)
------------------------------------------------------------------------------------------------------------------------

      1,193            (88)         3,286        (38,407)           860       (33,296)           388           (322)
------------------------------------------------------------------------------------------------------------------------

     55,253          3,675          1,575         17,697            665        17,838          1,874          6,709
     (1,194)          (487)        (5,460)       (16,152)        (7,368)      (22,654)          (552)        (1,452)
          -              -              -              -              -             -              -              -
      8,826          2,783             48           (784)            78           246          1,589          1,292
------------------------------------------------------------------------------------------------------------------------

     62,885          5,971         (3,837)           761         (6,625)       (4,570)         2,911          6,549
------------------------------------------------------------------------------------------------------------------------
     64,078          5,883           (551)       (37,646)        (5,765)      (37,866)         3,299          6,227

      5,883              -         85,451        123,097        115,070       152,936          8,148          1,921
------------------------------------------------------------------------------------------------------------------------
    $69,961         $5,883        $84,900       $ 85,451       $109,305      $115,070        $11,447        $ 8,148
========================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                                SUB-ACCOUNT
                                                     --------------------------------------------------------------

                                                         INTERNET TECHNOLOGIES           INVESTMENT QUALITY BOND
                                                                  TRUST                           TRUST
                                                     --------------------------------------------------------------
                                                       PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED
                                                        MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01
                                                     --------------------------------------------------------------

Income:
    Net investment income (loss) during the year          $    -         $     -        $      -         $    32
    Net realized gain (loss) during the year                (454)         (1,542)            200              57
    Unrealized appreciation (depreciation) during
      the year                                              (543)           (870)           (457)            154
                                                     --------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                (997)         (2,412)           (257)            243
                                                     --------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                               3,749           8,670          55,796          63,089
    Transfer on terminations                                (708)         (1,842)         (2,948)         (3,696)
    Transfer on policy loans                                   -               -               -               -
    Net interfund transfers                                    -               -          (3,939)          2,356
                                                     --------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                   3,041           6,828          48,909          61,749
                                                     --------------------------------------------------------------
Total increase (decrease) in assets                        2,044           4,416          48,652          61,992

Assets beginning of year                                   7,114           2,698          62,300             308
                                                     --------------------------------------------------------------
Assets end of year                                        $9,158         $ 7,114        $110,952         $62,300
                                                     ==============================================================


See accompanying notes.

                                                        SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
                                  LIFESTYLE       LIFESTYLE                                      LIFESTYLE
         LARGE CAP GROWTH        AGGRESSIVE       BALANCED            LIFESTYLE GROWTH            MODERATE
             TRUST               1000 TRUST       640 TRUST               820 TRUST              460 TRUST
---------------------------------------------------------------------------------------------------------------
 PERIOD ENDED     YEAR ENDED    PERIOD ENDED     PERIOD ENDED     PERIOD ENDED    YEAR ENDED    PERIOD ENDED
  MAR. 31/02      DEC. 31/01     MAR. 31/02       MAR. 31/02       MAR. 31/02     DEC. 31/01     MAR. 31/02
---------------------------------------------------------------------------------------------------------------

  $      -        $ 11,436         $    -             $  -           $     -       $     -           $  -
    (9,463)        (15,176)             1                -              (487)         (281)            (2)

    10,756         (49,602)            12                1               776          (829)             1
---------------------------------------------------------------------------------------------------------------

     1,293         (53,342)            13                1               289        (1,110)            (1)
---------------------------------------------------------------------------------------------------------------

    11,565          41,727          4,685              321               418        62,339            981
   (16,683)        (46,805)          (428)               -            (3,793)       (4,584)          (428)
         -               -              -                -                 -             -              -
   142,166           9,909              -                -                 -             -              -
---------------------------------------------------------------------------------------------------------------

   137,048           4,831          4,257              321            (3,375)       57,755            553
---------------------------------------------------------------------------------------------------------------
   138,341         (48,511)         4,270              322            (3,086)       56,645            552

   249,260         297,771              -                -            56,645             -              -
---------------------------------------------------------------------------------------------------------------

  $387,601        $249,260         $4,270             $322           $53,559       $56,645           $552
===============================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                 SUB-ACCOUNT
                                                      ---------------------------------------------------------------

                                                            MID CAP GROWTH TRUST             MID CAP INDEX TRUST
                                                      ---------------------------------------------------------------
                                                        PERIOD ENDED     PERIOD ENDED    PERIOD ENDED     YEAR ENDED
                                                         MAR. 31/02       DEC. 31/01*     MAR. 31/02      DEC. 31/01
                                                      ---------------------------------------------------------------

Income:
    Net investment income (loss) during the year          $     -          $     -         $     -         $   195
    Net realized gain (loss) during the year                   (7)              47               4             (72)
    Unrealized appreciation (depreciation) during
      the year                                             (2,666)           3,280           2,891           1,578
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                               (2,673)           3,327           2,895           1,701
                                                      ---------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                   28           84,254           6,281           8,783
    Transfer on terminations                                 (819)            (745)         (1,555)         (1,872)
    Transfer on policy loans                                    -                -               -               -
    Net interfund transfers                                    97                -           9,820          21,161
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                     (694)          83,509          14,546          28,072
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                        (3,367)          86,836          17,441          29,773

Assets beginning of year                                   86,836                -          31,519           1,746
                                                      ---------------------------------------------------------------
Assets end of year                                        $83,469          $86,836         $48,960         $31,519
                                                      ===============================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                    SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------
      MID CAP OPPORTUNITIES
             TRUST                    MID CAP STOCK TRUST            MID CAP VALUE TRUST            MONEY MARKET TRUST
--------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED   YEAR ENDED
   MAR. 31/02     DEC. 31/01*      MAR. 31/02     DEC. 31/01     MAR. 31/02      DEC. 31/01*     MAR. 31/02    DEC. 31/01
---------------------------------------------------------------------------------------------------------------------------

     $  -             $  -          $     -        $     -        $     -          $    8        $    2,959     $ 16,703
        2                3             (115)          (316)            13               1                 -            -

       (7)              13              319           (652)           347             293                 -            -
---------------------------------------------------------------------------------------------------------------------------

       (5)              16              204           (968)           360             302             2,959       16,703
---------------------------------------------------------------------------------------------------------------------------

      307              185            6,298         17,623          2,808           2,471           901,861      745,601
      (58)             (50)          (1,573)        (3,078)          (631)           (461)          (55,343)     (49,951)
        -                -               11         (2,654)             -               -                 -            -
        -                -              788          1,551          5,093           1,138           (91,722)    (202,450)
---------------------------------------------------------------------------------------------------------------------------

      249              135            5,524         13,442          7,270           3,148           754,796      493,200
---------------------------------------------------------------------------------------------------------------------------
      244              151            5,728         12,474          7,630           3,450           757,755      509,903


      151                -           26,164         13,690          3,450               -           739,983      230,080
---------------------------------------------------------------------------------------------------------------------------
     $395             $151          $31,892        $26,164        $11,080          $3,450        $1,497,738     $739,983
===========================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                            SUB-ACCOUNT
                                                   ------------------------------------------------------------
                                                                                      PACIFIC RIM EMERGING
                                                          OVERSEAS TRUST                  MARKETS TRUST
                                                   ------------------------------------------------------------
                                                    PERIOD ENDED    YEAR ENDED     PERIOD ENDED   YEAR ENDED
                                                     MAR. 31/02     DEC. 31/01      MAR. 31/02    DEC. 31/01
                                                   ------------------------------------------------------------

Income:
    Net investment income (loss) during the year      $     -        $ 1,444         $     -          $  2
    Net realized gain (loss) during the year           (2,486)        (1,593)            (12)          (35)
    Unrealized appreciation (depreciation) during
      the year                                          2,911         (5,009)            119           (90)
                                                   ------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                              425         (5,158)            107          (123)
                                                   ------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                              566         20,395              28           495
    Transfer on terminations                           (1,195)        (4,865)            (41)         (142)
    Transfer on policy loans                                -              -               -             -
    Net interfund transfers                            (3,327)            94           1,738             -
                                                   ------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                               (3,956)        15,624           1,725           353
                                                   ------------------------------------------------------------
Total increase (decrease) in assets                    (3,531)        10,466           1,832           230

Assets beginning of year                               24,125         13,659             753           523
                                                   ------------------------------------------------------------
Assets end of year                                    $20,594        $24,125         $2,585           $753
                                                   ============================================================




See accompanying notes.

                                                       SUB-ACCOUNT
    ----------------------------------------------------------------------------------------------------------------
            QUANTITATIVE EQUITY       QUANTITATIVE        REAL ESTATE SECURITIES        SCIENCE AND TECHNOLOGY
                  TRUST               MID CAP TRUST                TRUST                         TRUST
    ----------------------------------------------------------------------------------------------------------------
      PERIOD ENDED     YEAR ENDED     PERIOD ENDED      PERIOD ENDED    YEAR ENDED    PERIOD ENDED     YEAR ENDED
       MAR. 31/02      DEC. 31/01      MAR. 31/02        MAR. 31/02     DEC. 31/01     MAR. 31/02      DEC. 31/01
    ----------------------------------------------------------------------------------------------------------------


       $      -        $ 43,657             $ -          $      -         $   86       $      -        $  6,660
        (12,048)        (17,358)              -                84             80        (10,037)        (17,387)

          6,163        (104,731)              -             8,119             30            206         (59,994)
    ----------------------------------------------------------------------------------------------------------------

         (5,885)        (78,432)              -             8,203            196         (9,831)        (70,721)
    ----------------------------------------------------------------------------------------------------------------

          7,910          32,322              60           102,679          4,556         12,259          60,328
        (15,421)        (47,352)             (4)             (867)          (694)        (7,752)        (26,197)
              -               -               -                 -              -             57          (2,654)
         (6,000)         10,597               -             3,475            (60)         2,581          12,307
    ----------------------------------------------------------------------------------------------------------------

        (13,511)         (4,433)             56           105,287          3,802          7,145          43,784
    ----------------------------------------------------------------------------------------------------------------
        (19,396)        (82,865)             56           113,490          3,998         (2,686)        (26,937)

        253,939         336,804               -             6,654          2,656        127,852         154,789
    ----------------------------------------------------------------------------------------------------------------
       $234,543        $253,939             $56          $120,144         $6,654       $125,166        $127,852
    ================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                             SUB-ACCOUNT
                                                        ---------------------------------------------------------------
                                                                                               SMALL COMPANY BLEND
                                                               SMALL CAP INDEX TRUST                  TRUST
                                                        ---------------------------------------------------------------
                                                          PERIOD ENDED    PERIOD ENDED     PERIOD ENDED     YEAR ENDED
                                                           MAR. 31/02      DEC. 31/01*      MAR. 31/02      DEC. 31/01
                                                        ---------------------------------------------------------------
Income:
    Net investment income (loss) during the year              $    -            147            $   -           $  27
    Net realized gain (loss) during the year                     (12)           (55)             (96)         (1,050)
    Unrealized appreciation (depreciation) during
      the year                                                   579            817              669           1,327
                                                        ---------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                     567            909              573             304
                                                       ----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                   7,263          8,560            1,001          10,106
    Transfer on terminations                                  (1,022)          (847)            (873)         (1,973)
    Transfer on policy loans                                       -              -                -               -
    Net interfund transfers                                      349            660                -           1,472
                                                        ---------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                       6,590          8,373              128           9,605
                                                        ---------------------------------------------------------------
Total increase (decrease) in assets                            7,157          9,282              701           9,909

Assets beginning of year                                       9,282              -           12,026           2,117
                                                        ---------------------------------------------------------------
Assets end of year                                           $16,439         $9,282          $12,727         $12,026
                                                        ===============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                             SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
         SMALL COMPANY VALUE                                     STRATEGIC GROWTH       STRATEGIC OPPORTUNITIES
               TRUST                  STRATEGIC BOND TRUST             TRUST                    TRUST
-------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED      YEAR ENDED     PERIOD ENDED    YEAR ENDED       PERIOD ENDED      PERIOD ENDED    YEAR ENDED
   MAR. 31/02       DEC. 31/01      MAR. 31/02     DEC. 31/01        MAR. 31/02        MAR. 31/02     DEC. 31/01
-------------------------------------------------------------------------------------------------------------------


   $      --        $      15        $     -        $  25,508         $  --            $      --      $  25,151
       3,466              333           1,476           2,843            --               (4,781)        (9,166)

       7,116            2,687           5,012          (7,997)           (1)               3,509        (43,829)
-------------------------------------------------------------------------------------------------------------------

      10,582            3,035           6,488          20,354            (1)              (1,272)       (27,844)
-------------------------------------------------------------------------------------------------------------------

       3,729           99,052           2,412           6,436           121                7,720         62,550
      (5,289)          (5,427)        (21,528)        (56,422)           (8)             (10,338)       (30,035)
          (5)          (2,654)             --              --            --                   --             --
       4,996            1,294           4,374          10,354            --                   --          1,122
-------------------------------------------------------------------------------------------------------------------

       3,431           92,265         (14,742)        (39,632)          113               (2,618)        33,637
-------------------------------------------------------------------------------------------------------------------
      14,013           95,300          (8,254)        (19,278)          112               (3,890)         5,793

      99,712            4,412         320,278         339,556            --              191,095        185,302
-------------------------------------------------------------------------------------------------------------------
   $ 113,725        $  99,712       $ 312,024       $ 320,278         $ 112            $ 187,205      $ 191,095
===================================================================================================================


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                      SUB-ACCOUNT
                                                  -------------------------------------------------
                                                  TACTICAL ALLOCATION       TELECOMMUNICATIONS
                                                         TRUST                    TRUST
                                                  -------------------------------------------------
                                                      PERIOD ENDED       PERIOD ENDED  PERIOD ENDED
                                                       MAR. 31/02         MAR. 31/02   DEC. 31/01*
                                                  -------------------------------------------------
Income:
    Net investment income (loss) during the year         $ --               $   --       $   --
    Net realized gain (loss) during the year                5                  (49)         (27)
    Unrealized appreciation (depreciation) during
        the year                                           15                 (373)         (36)
                                                  -------------------------------------------------
Net increase (decrease) in assets from
    operations                                             20                 (422)         (63)
                                                  -------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                              941                1,090        1,536
    Transfer on terminations                             (113)                (258)        (164)
    Transfer on policy loans                               --                   --           --
    Net interfund transfers                                --                   --           --
                                                  -------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                828                  832        1,372
                                                  -------------------------------------------------
Total increase (decrease) in assets                       848                  410        1,309
Assets beginning of year                                   --                1,309           --
                                                  -------------------------------------------------
Assets end of year                                       $848               $1,719       $1,309
                                                  =================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.



See accompanying notes.

                                                     SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
                                    TOTAL STOCK MARKET              U.S. GOVERNMENT            U.S. LARGE CAP VALUE
       TOTAL RETURN TRUST              INDEX TRUST                 SECURITIES TRUST                    TRUST
----------------------------------------------------------------------------------------------------------------------
PERIOD ENDED     YEAR ENDED     PERIOD ENDED    YEAR ENDED    PERIOD ENDED     YEAR ENDED    PERIOD ENDED   YEAR ENDED
 MAR. 31/02      DEC. 31/01      MAR. 31/02     DEC. 31/01     MAR. 31/02      DEC. 31/01     MAR. 31/02    DEC. 31/01
----------------------------------------------------------------------------------------------------------------------

$     --         $   549         $    --         $   149        $     --       $    238         $    --       $   129
      60             106            (124)             30             196             78             (53)         (448)
      (5)           (355)            716              60             342         (1,161)            169         1,400
----------------------------------------------------------------------------------------------------------------------
      55             300             592             239             538           (845)            116         1,081
----------------------------------------------------------------------------------------------------------------------

  55,409          69,888          20,021          11,463           5,931        153,668           1,840        34,117
  (2,976)         (4,657)         (1,675)           (890)         (4,424)        (5,117)         (2,199)       (5,164)
      --              --              --              --              --             --              --            --
   6,582          10,128           6,846           7,760          (2,134)         2,291           1,715          (745)
----------------------------------------------------------------------------------------------------------------------

  59,015          75,359          25,192          18,333            (627)       150,842           1,356        28,208
----------------------------------------------------------------------------------------------------------------------
  59,070          75,659          25,784          18,572             (89)       149,997           1,472        29,289

  76,920           1,261          18,572              --         154,261          4,264          36,239         6,950
----------------------------------------------------------------------------------------------------------------------
$135,990         $76,920         $44,356         $18,572        $154,172       $154,261         $37,711       $36,239
=====================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                            SUB-ACCOUNT
                                                  -------------------------------------------------------------

                                                           VALUE TRUST                      500 INDEX TRUST
                                                  -------------------------------------------------------------
                                                    PERIOD ENDED    YEAR ENDED     PERIOD ENDED      YEAR ENDED
                                                     MAR. 31/02     DEC. 31/01      MAR. 31/02       DEC. 31/01
                                                  -------------------------------------------------------------
Income:
   Net investment income (loss) during the year      $    --         $   806         $     --         $   518
   Net realized gain (loss) during the year             (156)            638             (892)           (357)
   Unrealized appreciation (depreciation) during
      the year                                         3,377            (632)           1,510             531
                                                  -------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                          3,221             812              618             692
                                                  -------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                            2,871          71,669           24,059          27,334
   Transfer on terminations                           (3,530)         (8,419)          (5,114)         (5,691)
   Transfer on policy loans                                7          (2,654)              --              --
   Net interfund transfers                                --           4,739           13,232          45,413
                                                  -------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                               (652)         65,335           32,177          67,056
                                                  -------------------------------------------------------------
Total increase (decrease) in assets                    2,569          66,147           32,795          67,748

Assets beginning of year                              75,081           8,934           68,304             556
                                                  -------------------------------------------------------------
Assets end of year                                   $77,650         $75,081         $101,099         $68,304
                                                  =============================================================



See accompanying notes.


             TOTAL
---------------------------------
PERIOD ENDED           YEAR ENDED
 MAR. 31/02            DEC. 31/01
---------------------------------
$    2,959            $  222,067
  (230,371)             (173,771)

   223,695              (596,039)
---------------------------------
    (3,717)             (547,743)
---------------------------------

 1,480,992             2,493,192
  (295,695)             (640,786)
        70               (10,616)
   (20,301)                   --
---------------------------------
 1,165,066             1,841,790
---------------------------------
 1,161,349             1,294,047

 5,125,491             3,831,444
---------------------------------
$6,286,840            $5,125,491
================================


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                           March 31, 2002 (Unaudited)

1. ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the "Account") is a separate account sponsored by The Manufacturers Life Insurance Company of New York (the "Company"). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended (the "Act"), and has fifty-seven investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (the "Trust") portfolio. The Trust is registered under the Act as an open-end management investment company, commonly known as a mutual fund, which does not transact with the general public. Instead, the Trust deals exclusively with insurance companies by providing the investment medium for variable contracts structured as separate accounts. The Account is a funding vehicle for the allocation of net premiums under single premium variable universal life insurance contracts (the "Contracts") issued by the Company.

The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") which in turn is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company. Prior to 2002, the Company was a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America ("MNA"). Effective January 1, 2002 the operations of MNA were merged with and into those of ManUSA.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

   PREVIOUS NAME                     NEW NAME                   EFFECTIVE DATE
   -------------                     --------                   --------------

Mid Cap Blend Trust        Strategic Opportunities Trust         May 1, 2001

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                                     COMMENCEMENT OF OPERATIONS
                                                        OF THE SUB-ACCOUNTS
                                                     --------------------------

All Cap Value Trust                                          May 1, 2001
Capital Appreciation Trust                                   May 1, 2001
Capital Opportunities Trust                                  May 1, 2001
Financial Services Trust                                     May 1, 2001
Fundamental Value Trust                                      May 1, 2001
Health Sciences Trust                                        May 1, 2001
Mid Cap Growth Trust                                         May 1, 2001
Mid Cap Opportunities Trust                                  May 1, 2001
Mid Cap Value Trust                                          May 1, 2001
Quantitative Mid Cap Trust                                   May 1, 2001
Strategic Growth Trust                                       May 1, 2001
Telecommunications Trust                                     May 1, 2001
Utilities Trust                                              May 1, 2001

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3. CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

4. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the period ended March 31, 2002 were as follows:

                                                      PURCHASES          SALES
                                                      ------------------------
   SUB-ACCOUNTS:
      Aggressive Growth Trust                           $ 3,404        $14,475
      All Cap Growth Trust                                4,383          6,251
      All Cap Value Trust                                98,074         49,445
      Balanced Trust                                        977            349
      Blue Chip Growth Trust                             57,341         50,927
      Capital Appreciation Trust                            194             51
      Capital Opportunities Trust                         2,142            145

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                     PURCHASES          SALES
                                                     ------------------------
   SUB-ACCOUNTS:
      Diversified Bond Trust                          $ 13,348        $20,979
      Dynamic Growth Trust                               4,624            498
      Emerging Small Company Trust                       3,211          7,915
      Equity-Income Trust                              154,208          2,366
      Equity Index Trust                                     -            524
      Financial Services Trust                             800            175
      Fundamental Value Trust                            6,813            317
      Global Bond Trust                                    364             61
      Global Equity Trust                               13,417         42,860
      Growth Trust                                      19,797        121,732
      Growth & Income Trust                             28,381        164,204
      Health Sciences Trust                             47,140         45,921
      High Yield Trust                                   1,237          1,141
      Income & Value Trust                              63,367            481
      International Small Cap Trust                      1,218          5,055
      International Stock Trust                            310          6,935
      International Value Trust                          3,378            468
      Internet Technologies Trust                        3,360            320
      Investment Quality Bond Trust                     55,298          6,390
      Large Cap Growth Trust                           157,938         20,889
      Lifestyle Aggressive 1000 Trust                    4,338             81
      Lifestyle Balanced 640 Trust                         322             --
      Lifestyle Growth 820 Trust                        45,197         48,573
      Lifestyle Moderate 460 Trust                         696            143
      Mid Cap Growth Trust                                 125            819
      Mid Cap Index Trust                               15,344            798
      Mid Cap Opportunities Trust                          298             48
      Mid Cap Stock Trust                                6,437            914
      Mid Cap Value Trust                                7,556            286
      Money Market Trust                               855,891         98,135
      Overseas Trust                                       482          4,438
      Pacific Rim Emerging Markets Trust                 1,766             40
      Quantitative Equity Trust                          6,477         19,988
      Quantitative Mid Cap Trust                            56             --
      Real Estate Securities Trust                     105,759            473
      Science and Technology Trust                      13,380          6,235
      Small Cap Index Trust                              7,211            621
      Small Company Blend Trust                            913            785
      Small Company Value Trust                         53,208         49,778
      Strategic Bond Trust                               5,134         19,875

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                    PURCHASES           SALES
                                                    -------------------------
   SUB-ACCOUNTS:
      Strategic Growth Trust                        $      113       $     --
      Strategic Opportunities Trust                      6,461          9,079
      Tactical Allocation Trust                          1,040            212
      Telecommunications Trust                             949            118
      Total Return Trust                                60,673          1,657
      Total Stock Market Index Trust                    26,924          1,732
      U.S. Government Securities Trust                   6,709          7,337
      U.S. Large Cap Value Trust                         3,138          1,781
      Value Trust                                        2,445          3,097
      500 Index Trust                                   40,155          7,980
                                                    -------------------------
                                                    $2,023,921       $853,975
                                                    =========================

5. FINANCIAL HIGHLIGHTS

                                                                                 FOR THE PERIOD ENDED
                                                AT MARCH 31, 2002                   MARCH 31, 2002
                                                -------------------------------------------------------
                                                                                 INVESTMENT
                                                           UNIT         NET        INCOME        TOTAL
                                                 UNITS    VALUE       ASSETS       RATIO*      RETURN**
                                                -------------------------------------------------------
   SUB-ACCOUNTS:
      Aggressive Growth Trust                    19,687    $10.02      $ 197,306      --          0.45%
      All Cap Growth Trust                        9,975      9.78         97,603      --         -0.20%
      All Cap Value Trust                        15,137     12.56        190,153      --         -0.40%
      Balanced Trust                                694      7.86          5,450      --         -0.96%
      Blue Chip Growth Trust                     17,606      9.58        168,649      --         -1.26%
      Capital Appreciation Trust                     13     10.79            139      --         -2.79%
      Capital Opportunities Trust                   283     10.59          2,996      --         -1.03%
      Diversified Bond Trust                     25,970     11.76        305,519      --         -0.38%
      Dynamic Growth Trust                        7,991      4.35         34,745      --         -8.82%
      Emerging Small Company Trust                8,080     12.74        102,927      --         -1.69%
      Equity-Income Trust                        19,789     12.05        238,473      --          4.63%
      Equity Index Trust                            869      9.26          8,049      --          0.21%
      Financial Services Trust                      320     11.63          3,725      --          0.00%
      Fundamental Value Trust                       966     11.64         11,249      --         -0.77%
      Global Bond Trust                              56      9.52            531      --          0.09%
      Global Equity Trust                         9,632      9.55         91,970      --          0.92%
      Growth Trust                               27,929      7.35        205,345      --         -4.09%
      Growth & Income Trust                      33,368      9.28        309,571      --         -1.25%
      Health Sciences Trust                       3,643     12.65         46,086      --         -6.57%
      High Yield Trust                            5,742      9.04         51,928      --         -2.02%
      Income & Value Trust                        6,167     11.35         69,961      --          0.49%
      International Small Cap Trust               9,264      9.16         84,900      --          3.98%
      International Stock Trust                  13,174      8.30        109,305      --          0.94%
      International Value Trust                   1,010     11.34         11,447      --          3.70%


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                 FOR THE PERIOD ENDED
                                                AT MARCH 31, 2002                   MARCH 31, 2002
                                                -------------------------------------------------------
                                                                                 INVESTMENT
                                                           UNIT          NET        INCOME        TOTAL
                                                 UNITS    VALUE        ASSETS       RATIO*      RETURN**
                                                -------------------------------------------------------
   SUB-ACCOUNTS:
      Internet Technologies Trust                2,750    $3.33        $ 9,158         --      -12.14%
      Investment Quality Bond Trust              9,520    11.65        110,952         --       0.42%
      Large Cap Growth Trust                    45,067     8.60        387,601         --       0.40%
      Lifestyle Aggressive 1000 Trust              456     9.37          4,270         --       1.35%
      Lifestyle Balanced 640 Trust                  30    10.90            322         --       0.59%
      Lifestyle Growth 820 Trust                 5,260    10.18         53,559         --       0.71%
      Lifestyle Moderate 460 Trust                  50    11.06            552       0.13%      0.69%
      Mid Cap Growth Trust                       8,224    10.15         83,469         --      -3.06%
      Mid Cap Index Trust                        3,491    14.02         48,960         --       6.55%
      Mid Cap Opportunities Trust                   39    10.28            395         --      -2.93%
      Mid Cap Stock Trust                        2,945    10.83         31,892         --       0.56%
      Mid Cap Value Trust                          802    13.81         11,080         --       5.51%
      Money Market Trust                       130,253    11.50      1,497,738       1.26       0.31%
      Overseas Trust                             2,359     8.73         20,594         --       1.75%
      Pacific Rim Emerging Markets Trust           245    10.54          2,585         --       8.27%
      Quantitative Equity Trust                 24,887     9.42        234,543         --      -2.15%
      Quantitative Mid Cap Trust                     5    10.27             56         --       0.69%
      Real Estate Securities Trust               9,349    12.85        120,144         --       8.31%
      Science and Technology Trust              18,284     6.85        125,166         --      -7.48%
      Small Cap Index Trust                      1,333    12.33         16,439         --       3.81%
      Small Company Blend Trust                    963    13.22         12,727         --       4.92%
      Small Company Value Trust                  8,457    13.45        113,725         --      11.01%
      Strategic Bond Trust                      26,264    11.88        312,024         --       2.05%
      Strategic Growth Trust                        11    10.55            112         --      -4.26%
      Strategic Opportunities Trust             19,021     9.84        187,205         --      -0.71%
      Tactical Allocation Trust                     81    10.47            848         --      -0.10%
      Telecommunications Trust                     284     6.05          1,719         --      -23.71%
      Total Return Trust                         9,095    14.95        135,990         --       0.65%
      Total Stock Market Index Trust             4,421    10.03         44,356         --       0.72%
      U.S. Government Securities Trust          12,929    11.92        154,172         --       0.36%
      U.S. Large Cap Value Trust                 2,921    12.91         37,711         --       0.40%
      Value Trust                                6,135    12.66         77,650         --       4.31%
      500 Index Trust                           10,196     9.92        101,099         --       0.10%


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


5. FINANCIAL HIGHLIGHTS (CONTINUED)

    * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of the respective Trust portfolio which approximates the ratio of dividends, excluding distribution of capital gains, received per unit from the underlying Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.

  ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.


                                                                            FOR THE YEAR ENDED
                                     AT DECEMBER 31, 2001                    DECEMBER 31, 2001
                                     ----------------------------------------------------------
                                                                         INVESTMENT
                                                   UNIT       NET          INCOME       TOTAL
                                       UNITS      VALUE      ASSETS        RATIO*      RETURN**
                                     ----------------------------------------------------------
SUB-ACCOUNTS:
   Aggressive Growth Trust            20,820     $ 9.98     $207,717          --       -25.98%
   All Cap Growth Trust               10,175       9.80       99,760          --       -23.77%
   All Cap Value Trust+               11,356      12.61      143,220        0.04%        0.90%
   Balanced Trust                        613       7.93        4,863        2.19%      -10.20%
   Blue Chip Growth Trust             16,940       9.70      164,347          --       -14.60%
   Capital Opportunities Trust+           90      10.70          966          --       -14.40%
   Diversified Bond Trust             26,609      11.81      314,222        5.48%        7.09%
   Dynamic Growth Trust                7,054       4.77       33,636        0.17%      -40.24%
   Emerging Small Company Trust        8,455      12.96      109,547          --       -22.24%
   Equity-Income Trust                 7,078      11.52       81,523        1.64%        1.29%
   Equity Index Trust                    926       9.24        8,561        1.03%      -12.26%
   Financial Services Trust+             264      11.63        3,069        0.08%       -6.93%
   Fundamental Value Trust+              383      11.73        4,491          --        -6.16%
   Global Bond Trust                      24       9.53          229          --         0.53%
   Global Equity Trust                12,768       9.46      120,802        2.45%      -16.09%


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                              FOR THE YEAR ENDED
                                         AT DECEMBER 31, 2001                  DECEMBER 31, 2001
                                         ----------------------------------------------------------
                                                                              INVESTMENT
                                                      UNIT         NET          INCOME       TOTAL
                                           UNITS      VALUE       ASSETS        RATIO*      RETURN**
                                         ----------------------------------------------------------
SUB-ACCOUNTS:
Growth Trust                              41,935      $ 7.66     $321,442         --        -21.37%
Growth & Income Trust                     48,091        9.40      451,836       0.41%       -11.28%
Health Sciences Trust+                     3,544       13.54       47,988         --          8.32%
High Yield Trust                           5,731        9.23       52,896       9.19%        -5.48%
Income & Value Trust                         521       11.29        5,883       2.68%         0.98%
International Small Cap Trust              9,696        8.81       85,451         --        -31.10%
International Stock Trust                 13,999        8.22      115,070       0.20%       -21.54%
International Value Trust                    745       10.93        8,148       1.02%        -9.97%
Internet Technologies Trust                1,877        3.79        7,114         --        -46.09%
Investment Quality Bond Trust              5,368       11.61       62,300       5.47%         7.33%
Large Cap Growth Trust                    29,100        8.57      249,260         --        -17.81%
Lifestyle Growth 820 Trust                 5,603       10.11       56,645       1.40%        -8.97%
Mid Cap Growth Trust+                      8,294       10.47       86,836         --        -16.24%
Mid Cap Index Trust                        2,395       13.16       31,519       0.85%        -1.73%
Mid Cap Opportunities Trust+                  14       10.59          151         --        -15.28%
Mid Cap Stock Trust                        2,429       10.77       26,164         --        -10.99%
Mid Cap Value Trust+                         264       13.09        3,450       0.74%         4.72%
Money Market Trust                        64,557       11.46      739,983       3.59%         3.59%
Overseas Trust                             2,812        8.58       24,152       0.27%       -21.09%
Pacific Rim Emerging Markets Trust            77        9.73          753       0.41%       -18.57%
Quantitative Equity Trust                 26,366        9.63      253,939       0.30%       -22.95%
Real Estate Securities Trust                 561       11.86        6,654       3.75%         3.15%
Science and Technology Trust              17,279        7.40      127,852         --        -41.25%
Small Cap Index Trust                        781       11.88        9,282       1.85%         1.41%
Small Company Blend Trust                    954       12.60       12,026         --         -2.30%
Small Company Value Trust                  8,232       12.11       99,712       0.17%         6.54%
Strategic Bond Trust                      27,510       11.64      320,278       7.96%         6.24%
Strategic Opportunities Trust             19,278        9.91      191,095       0.50%       -15.25%
Telecommunications Trust+                    165        7.93        1,309         --        -36.56%
Total Return Trust                         5,178       14.86       76,920       3.59%         8.28%
Total Stock Market Index Trust             1,864        9.96       18,572       0.92%       -11.41%
U.S. Government Securities Trust          12,983       11.88      154,261       4.75%         7.03%
U.S. Large Cap Value Trust                 2,818       12.86       36,239       0.38%        -2.55%
Value Trust                                6,187       12.13       75,081       0.53%         3.42%
500 Index Trust                            6,896        9.91       68,304       0.84%       -12.37%


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)


5. FINANCIAL HIGHLIGHTS (CONT'D)

    * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of the respective Trust portfolio which approximates the ratio of dividends, excluding distribution of capital gains, received per unit from the underlying Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.

  ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

+ Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

6. RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, MFC which can be terminated by either party upon thirty days notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manulife Financial Securities LLC.

AUDITED FINANCIAL STATEMENTS

The Manufacturers Life Insurance Company of New York
Years ended December 31, 2001, 2000 and 1999

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          AUDITED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999





                                    CONTENTS

Report of Independent Auditors............................................... 1

Audited Financial Statements

Balance Sheets............................................................... 2
Statements of Income......................................................... 3
Statements of Changes in Shareholder's Equity................................ 4
Statements of Cash Flows..................................................... 5
Notes to Financial Statements................................................ 6

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York

We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York ("the Company") as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                      /s/ Ernst & Young LLP


February 28, 2002

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS


AS AT DECEMBER 31
ASSETS($ thousands)                                                        2001             2000
------------------------------------------------------------------------------------------------
INVESTMENTS:
   Fixed-maturity securities available-for-sale, at fair value
   (amortized cost: 2001,$110,293; 2000, $114,333)                   $  112,479       $  114,188
   Investment in unconsolidated affiliate                                   200              200
   Policy loans                                                           4,220            2,320
   Short-term investments                                               134,652           48,200
------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                    $  251,551       $  164,908
------------------------------------------------------------------------------------------------

Accrued investment income                                                 3,836            3,277
Deferred acquisition costs                                               88,825           59,605
Federal income tax recoverable from affiliates                            1,275            1,000
Other assets                                                                596              518
Receivable for undelivered securities                                        --            6,700
Due from reinsurers                                                       4,154            1,338
Separate account assets                                               1,216,380        1,165,991
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $1,566,617       $1,403,337
================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY ($ thousands)
------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                             $  238,377       $  129,889
   Payable to affiliates                                                  5,200            3,079
   Deferred income taxes                                                  6,009            6,129
   Cash overdraft                                                           672            1,312
   Other liabilities                                                      9,454            7,307
   Separate account liabilities                                       1,216,380        1,165,991
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    $1,476,092       $1,313,707
------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
   Common stock                                                      $    2,000       $    2,000
   Additional paid-in capital                                            72,706           72,706
   Retained earnings                                                     15,466           15,435
   Accumulated other comprehensive income (loss)                            353             (511)
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                           $   90,525       $   89,630
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                           $1,566,617       $1,403,337
================================================================================================

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME



FOR THE YEARS ENDED DECEMBER 31
 ($ thousands)                                                        2001          2000          1999
------------------------------------------------------------------------------------------------------
REVENUES:
    Fees from separate accounts and policyholder liabilities       $21,457       $19,151       $14,670
    Premiums                                                            43           258           175
    Net investment income                                           20,415        21,054        16,944
    Net realized investment gains (losses)                             730        (1,319)         (222)
------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                      $42,645       $39,144       $31,567
------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
    Policyholder benefits and claims                               $10,062       $10,336       $ 6,613
    Amortization of deferred acquisition costs                      10,597         7,770         4,287
    Other insurance expenses                                        22,555        14,772        11,834
------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                        $43,214       $32,878       $22,734
------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                  $  (569)      $ 6,266       $ 8,833
------------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                                       $  (600)      $  (222)      $ 3,095
------------------------------------------------------------------------------------------------------
NET INCOME                                                         $    31       $ 6,488       $ 5,738
======================================================================================================


The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY


                                                                              ACCUMULATED
                                                                                 OTHER          TOTAL
                                    COMMON      ADDITIONAL      RETAINED     COMPREHENSIVE   SHAREHOLDER'S
($ thousands)                       STOCK     PAID-IN CAPITAL   EARNINGS     INCOME (LOSS)      EQUITY
----------------------------------------------------------------------------------------------------------
Balance, January 1, 1999           $ 2,000        $72,706        $ 3,209        $ 1,452         $79,367
Comprehensive income (loss)             --             --          5,738         (3,896)          1,842
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999         $ 2,000        $72,706        $ 8,947        $(2,444)        $81,209
----------------------------------------------------------------------------------------------------------
Comprehensive income                    --             --          6,488          1,933           8,421
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000         $ 2,000        $72,706        $15,435        $  (511)        $89,630
----------------------------------------------------------------------------------------------------------
Comprehensive income                    --             --             31            864             895
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001         $ 2,000        $72,706        $15,466        $   353         $90,525
==========================================================================================================


The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                           2001          2000          1999
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                         $      31      $  6,488      $  5,738
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
     Amortization of bond discount and premium                           516            79           585
     Net realized investment (gains) losses                             (730)        1,319           222
     Provision for deferred income tax                                  (325)        1,454         1,857
     Amortization of deferred acquisition costs                       10,597         7,770         4,287
     Policy acquisition costs deferred                               (41,137)      (17,673)      (15,604)
     Benefits to policyholders                                        10,062        10,336         6,613
     Changes in assets and liabilities:
         Accrued investment income                                      (559)         (241)           37
         Federal income tax recoverable from affiliates                 (275)       (1,000)           --
         Other assets                                                    (78)          (62)        1,378
         Payable to affiliates                                         2,121          (746)         (289)
         Other liabilities                                             2,027         2,049         3,315
--------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                $ (17,750)     $  9,773      $  8,139
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                  $ 115,381      $109,657      $ 73,626
Fixed-maturity securities purchased                                 (111,208)      (99,945)      (78,960)
Net change in investment in unconsolidated affiliates                     --           (25)           --
Net change in short-term investments                                 (86,396)       (6,886)      (31,279)
Policy loans advanced, net                                            (1,900)       (1,390)         (378)
Net change in receivable for undelivered securities                    6,700        (6,700)           --
--------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                  $ (77,423)     $ (5,289)     $(36,991)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net reinsurance consideration                                      $  (2,816)     $   (693)     $   (645)
Increase in account balances subject to reinsurance                    2,816           693           645
Deposits to policyholder funds                                       203,523        54,403        50,351
Net transfers to separate accounts from policyholder funds           (84,067)      (47,167)      (12,246)
Return of policyholder funds                                         (23,643)      (20,125)       (8,106)
--------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    $  95,813      $(12,889)     $ 29,999
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                                $     640      $ (8,405)     $  1,147
Balance, beginning of year                                            (1,312)        7,093         5,946
--------------------------------------------------------------------------------------------------------
BALANCE (OVERDRAFT), END OF YEAR                                   $    (672)     $ (1,312)     $  7,093
========================================================================================================



The accompanying notes are an integral part of these financial statements.

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                            (IN THOUSANDS OF DOLLARS)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company of New York (the "Company") is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department ("the Department") granted the Company a license to operate on July 22, 1992. The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America (hereinafter referred to as "MNA"), which in turn is, a wholly owned subsidiary of Manulife-Wood Logan Holding Co., Inc. (hereinafter referred to as "MWLH"). MWLH is a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"), which is in turn, an indirect wholly owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI is a wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are known collectively as "Manulife Financial."

         The Company issues both individual and group annuity as well as individual life insurance contracts (collectively, the contracts) in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account or a non-insulated separate account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invests in either the shares of various portfolios of the Manufacturers Investment Trust ("MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

         Manufacturers Securities Services, LLC ("MSS"), an affiliate of the Company, is the investment advisor to MIT, the principal underwriter for the variable contracts, and exclusive distributor of all contracts issued by the Company. The Company has a 10% ownership in MSS, which is accounted for on the equity method. The Company's investment in MSS is $200 as at December 31, 2001.

2.       SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

     b)  INVESTMENTS

         The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred acquisition costs and deferred taxes. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Policy loans are reported at aggregate unpaid balances, which approximate fair value.

         Short-term investments, which include investments with maturities of less than one year and greater than 90 days as at the date of acquisition, are reported at amortized cost, which approximates fair value.

     c)  CASH EQUIVALENTS

         The Company considers all liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     d)  DEFERRED ACQUISITION COSTS ("DAC")

         Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed.

     e)  POLICYHOLDER LIABILITIES AND ACCRUALS

         For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. For traditional nonparticipating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.

     f)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to variable annuity and variable life contracts as well as for group pension business, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

     g)  REVENUE RECOGNITION

         Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, and surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional nonparticipating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discount where applicable.

     h)  POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for variable annuity and variable life contracts, for universal life insurance contracts and for investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

     i)  INCOME TAXES

         Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     j)  RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED-MATURITY SECURITIES

         At December 31, 2001 and 2000, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                                        GROSS              GROSS
                                                                     UNREALIZED         UNREALIZED
         AS AT DECEMBER 31                  AMORTIZED      COST         GAINS             LOSSES             FAIR VALUE
         ($ thousands)                         2001        2000      2001    2000     2001      2000       2001       2000
         -------------------------------------------------------------------------------------------------------------------
         U.S. government                     $ 35,746    $ 39,529   $  409   $364    $(121)   $    (5)   $ 36,034   $ 39,888
         Corporate securities                  68,767      66,950    2,138    591     (370)    (1,076)     70,535     66,465
         Mortgage-backed securities             2,717       6,796       87      6       --        (26)      2,804      6,776
         Foreign governments                    3,063          --       45     --       (2)        --       3,106         --
         States/political subdivisions             --       1,058       --      1        --        --          --      1,059
         -------------------------------------------------------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES     $110,293    $114,333   $2,679   $962    $(493)   $(1,107)   $112,479   $114,188
         -------------------------------------------------------------------------------------------------------------------

         Proceeds from sales of fixed-maturity securities during 2001 were $97,631 (2000, $54,082; 1999 $60,595). Gross gains of $871 and gross losses of $222 were realized on those sales (gross gains and losses were $245 and $1,550 for 2000; and $301 and $523 for 1999, respectively).

         The contractual maturities of fixed-maturity securities at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

         ($ thousands)                                    AMORTIZED COST     FAIR VALUE
         ------------------------------------------------------------------------------
         FIXED-MATURITY SECURITIES
           One year or less                                 $  24,142       $  24,552
           Greater than 1; up to 5 years                       35,670          36,847
           Greater than 5; up to 10 years                      34,816          35,414
           Due after 10 years                                  12,948          12,862
           Mortgage-backed securities                           2,717           2,804
         ------------------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES                     $110,293        $112,479
         ------------------------------------------------------------------------------

         Fixed-maturity securities with a fair value of $431 and $437 at December 31, 2001 and 2000, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

     b)  INVESTMENT INCOME

         Income by type of investment was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                           2001                2000             1999
         --------------------------------------------------------------------------------------------------
         Fixed-maturity securities                            $ 6,305             $ 7,910          $ 8,147
         Other invested assets                                  9,864              10,053            7,476
         Short-term investments                                 4,415               3,228            1,443
         --------------------------------------------------------------------------------------------------
         Gross investment income                               20,584              21,191           17,066
         --------------------------------------------------------------------------------------------------
         Investment expenses                                     (169)               (137)            (122)
         --------------------------------------------------------------------------------------------------
         NET INVESTMENT INCOME                                $20,415             $21,054          $16,944
         --------------------------------------------------------------------------------------------------

         The Company includes income earned from its investment in MSS in the other invested assets category. Income earned from the Company's investment in MSS was $9,629, $9,970 and $7,453 for the years ended December 31, 2001, 2000, and 1999, respectively.

4.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                           2001                2000             1999
         --------------------------------------------------------------------------------------------------
         NET INCOME                                            $   31              $6,488          $ 5,738
         --------------------------------------------------------------------------------------------------
         OTHER COMPREHENSIVE INCOME, NET OF TAX:

           Unrealized  holding gains (losses)  arising
           during the year                                      1,339               1,076           (4,038)

           Less:
           Reclassification  adjustment  for  realized
           gains (losses) included in net income                  475                (857)            (142)
         --------------------------------------------------------------------------------------------------
         Other comprehensive income (loss)                        864               1,933           (3,896)
         --------------------------------------------------------------------------------------------------
         COMPREHENSIVE INCOME                                  $  895              $8,421          $ 1,842
         ==================================================================================================

         Other comprehensive income is reported net of income tax expense (benefit) of $202, $293 and $(1,088) for 2001, 2000 and 1999, respectively.

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                          2001           2000           1999
         ------------------------------------------------------------------------------------------
         Balance at January 1                               $ 59,605        $50,476        $36,831
         Capitalization                                       41,137         17,673         15,604
         Amortization                                        (10,597)        (7,770)        (4,287)
         Effect of net unrealized (gains) losses
              on securities available-for-sale                (1,320)          (774)         2,328
         ------------------------------------------------------------------------------------------
         BALANCE AT DECEMBER 31                             $ 88,825        $59,605        $50,476
         ==========================================================================================

6.       INCOME TAXES

         The components of income tax (benefit) expense were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                          2001           2000           1999
         -----------------------------------------------------------------------------------------
         Current (benefit) expense                          $   (275)       $(1,676)       $ 1,238
         Deferred (benefit) expense                             (325)         1,454          1,857
         -----------------------------------------------------------------------------------------
         TOTAL (BENEFIT) EXPENSE                            $   (600)       $  (222)       $ 3,095
         =========================================================================================

         Included in the current benefit for 2000 is a $1,869 one-time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit resulting from the dividends received deduction was $420 and $560 for the years ended December 31, 2001 and 2000, respectively.

         Components of the Company's net deferred tax liability are as follows:

         AS AT DECEMBER 31
         ($ thousands)                                                         2001          2000
         ----------------------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
             Reserves                                                      $  6,078      $    961
             Net operating loss carryforwards                                 8,608         1,811
             Net capital loss carryforwards                                      --           540
             Unrealized losses on securities available-for-sale                  --           183
         ----------------------------------------------------------------------------------------
          Gross deferred tax assets                                          14,686         3,495
              Valuation allowance                                                --          (171)
         ----------------------------------------------------------------------------------------
          Net deferred tax assets                                            14,686         3,324
         ----------------------------------------------------------------------------------------
          DEFERRED TAX LIABILITIES:
             Deferred acquisition costs                                     (17,949)       (8,782)
             Unrealized gains on securities available-for-sale                 (190)           --
             Other                                                           (2,556)         (671)
         ----------------------------------------------------------------------------------------
          Total deferred tax liabilities                                    (20,695)       (9,453)
         ----------------------------------------------------------------------------------------
          NET DEFERRED TAX LIABILITY                                       $ (6,009)     $ (6,129)
         =========================================================================================

         As of December 31, 2000, the Company had unrealized capital losses in its available for sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against capital gains. The Company believed that it was more likely than not that it would be unable to realize the benefit of the full deferred tax asset related to the net unrealized capital losses. The Company had therefore established a valuation allowance for the amount in excess of the available capital gains. As of December 31, 2001 the Company has unrealized capital gains in its available for sale portfolio and it believes that it will realize the full benefit of its deferred tax assets.

         The Company participates as a member of the MWLH-affiliated group, filing a consolidated federal income tax return. The Company files a separate State of New York return. The method of allocation between the companies is subject to a tax-sharing agreement under which the tax liability is allocated to each member of the group on a pro rata basis based on the relationship that the member's tax liability charge to the Company will not be more than the Company would have paid on a separate-return basis. Settlements of taxes are made periodically with the parent.

         For 2001, the Company neither received a refund nor made a payment in regards to income taxes. The Company received refunds of $420 and $719 in 2000 and 1999, respectively.

         At December 31, 2001, the Company has operating loss carryforwards of $24,596 that begin to expire in 2015.

7.       SHAREHOLDER'S EQUITY

         The Company has one class of common stock:

         AS AT DECEMBER 31
         ($ thousands)                                             2001     2000
         -----------------------------------------------------------------------
         AUTHORIZED, ISSUED AND OUTSTANDING:
             2,000,000 Common shares, par value $1               $2,000   $2,000
         -----------------------------------------------------------------------

         The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

         The aggregate statutory capital and surplus of the Company at December 31, 2001 was $34,354 (2000, $60,485). The aggregate statutory net
         (loss) income of the Company for the year ended 2001 was $(25,602) (2000, $(3,010); 1999, $932). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP in the United States followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances, and reserves.

8.       REINSURANCE

         At December 31, 2001, the Company has treaties with thirteen reinsurers, twelve unaffiliated and one affiliated, to reinsure any face amounts in excess of $100 for all individual life insurance products. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. To date, there has been one recovery accrued under these agreements; a recovery of $2,900 on a $3,000 death claim.

         At December 31, 2001, the Company has deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $750 and $395 in reinsurance premiums for the years ended December 31, 2001 and 2000, respectively. The agreements have a term of fifteen years; at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.

9.       RELATED-PARTY TRANSACTIONS

         The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Pursuant to an Administrative Services Agreement and effective for 2001, all intercompany services, except for investment, are billed through ManUSA to the Company. Prior to 2001, such services were billed directly through MLI. Pursuant to an Investment Services Agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2001, 2000, and 1999, the Company was billed administrative and investment service expenses of $17,857, $12,633, and $10,781 respectively from the MLI group of affiliated companies. At December 31, 2001 and 2000, the Company had a net liability to the MLI group of affiliated companies of $4,730 and $3,084 respectively for the services provided.

         Underwriting commissions are paid to MSS. For the year ended December 31, 2001, 2000, and 1999, the Company was billed underwriting commissions of $31,981, $18,336, and $15,388 respectively. At December 31, 2001, the Company had a net liability of $470 for the services provided. At December 31, 2000, the Company had a net receivable of $5 for the services provided. In addition, the Company has a receivable from MSS relating to distributions of $1,092 and $967, which are included in accrued investment income at December 31, 2001 and 2000, respectively.

10.      EMPLOYEE BENEFITS

     a)  RETIREMENT PLAN

         The Company participates in a non-contributory pension plan, which is sponsored by the Company's indirect parent ManUSA. "The Manulife Financial U.S. Cash Balance Plan" ("the Plan") provides benefits to participants who have three years of vesting service with the Company. Such benefits are a function of the length of service with the Company as well as the final average earnings of the participant. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

         Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year.

         Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are accounted for by the plan sponsor in the current period. Vested benefits are fully funded. Experience gains and losses are amortized into income of the sponsor over the estimated average remaining service lives of the participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

         At December 31, 2001, the projected benefit obligation to the participants of the Plan was $56,235 (2000, $51,854), which was based on an assumed interest rate of 7.25% (2000, 7.25%). The fair value of the Plan assets totaled $71,642 (2000, $80,982).

b)       401(k) PLAN

         The Company participates in a defined contribution 401(k) Savings Plan sponsored by ManUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The costs associated with the Plan were charged to the Company and were not material.

     c)  OTHER POSTRETIREMENT BENEFIT PLAN

         In addition to the above plans, the Company participates in the postretirement benefit plan as sponsored by ManUSA. This plan provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. It provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

         The postretirement benefit cost of the Company, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains / losses arising from differences between actuarial assumptions and actual experience is accounted for by the plan sponsor, ManUSA. This plan is unfunded.

         Retirees who retired prior to July 1, 2001, or active participants who had attained age 50 and had completed 10 years of service with the Company as of July 1, 2001, were grandfathered and can elect to benefit from either the current plan or the prior plan at retirement.

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                     2001                        2000
                                           ----------------------------------------------------
                                             CARRYING      FAIR          CARRYING      FAIR
                                              VALUE        VALUE           VALUE       VALUE
                                           ----------------------------------------------------
         Assets:
         Fixed-maturity securities         $  112,479   $  112,479      $  114,188   $  114,188
         Policy loans                           4,220        4,220           2,320        2,320
         Short-term investments               134,652      134,652          48,200       48,200
         Separate account assets            1,216,380    1,216,380       1,165,991    1,165,991

         Liabilities:
         Policyholder liabilities and      $  234,223   $  223,693      $  128,551   $  124,592
         accruals
         Cash overdraft                           672          672           1,312        1,312
         Separate account liabilities       1,216,380    1,216,380       1,165,991    1,165,991


         The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments.

         Fixed-Maturity Securities: Fair values for fixed-maturity securities are obtained from an independent pricing service.

         Policy Loans:  Carrying values approximate fair values.

         Short-Term Investment and Cash Overdraft: Carrying values approximate fair values.

         Separate Account Assets and Liabilities: The carrying values in the balance sheet for separate account assets and liabilities approximate their fair values.

         Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk are estimated to be the cash surrender value or the cost the Company would incur to extinguish the liability. Amounts are presented net of reinsurance.

12.      LEASES

         The Company leases office space under various operating lease agreements, which will expire between 2002 and 2005. For the years ended December 31, 2001, 2000 and 1999 the Company incurred rent expense of $311, $248 and $166, respectively.

         The minimum lease payments associated with the office space under the operating lease agreements are as follows:

         YEAR ENDED                 MINIMUM LEASE PAYMENTS
         ------------------------------------------------------
           2002                           $  298
           2003                              279
           2004                              242
           2005                              154
                                   ----------------------------
         TOTAL                            $  973
         ------------------------------------------------------

13.      BORROWED MONEY

         At the beginning of 2001, the Company had an unsecured line of credit with State Street Bank and Trust in the amount of $5,000, which had an interest rate that varied with changes in the bank's money market rate. This line of credit was discontinued during the year. There were no outstanding advances under the line of credit at December 31, 2000.

14.      CAPITAL MAINTENANCE AGREEMENTS

         Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

15.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

16.      CODIFICATION

         In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company use to prepare their statutory-basis financial statements. The State of New York adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the Company. In total, statutory-basis surplus of the Company increased by $17.

17.      SUBSEQUENT EVENT

         Effective January 1, 2002, the parent company, MNA, was merged with and into ManUSA. As well, the indirect parent company, MWHL, was liquidated into ManUSA. ManUSA will undertake all future operations of MNA.

         Effective January 1, 2002, MSS is no longer the exclusive distributor of all contracts issued by the Company. This service is now exclusively offered by Manulife Financial Securities, LLC, a wholly owned subsidiary of ManUSA.

                                     PART II
                                OTHER INFORMATION

                                    PART II
                               OTHER INFORMATION

UNDERTAKINGS

UNDERTAKING TO FILE REPORTS.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

REPRESENTATION OF INSURER PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

RULE 484 UNDERTAKING.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:


SECTION VII.1. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


         The facing sheet;
         The Prospectus, consisting of 80 pages;
         Undertaking to file reports;
         Representation pursuant to Section 26 of the Investment Company Act of 1940;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons:
         A.       Opinion and Consent of Actuary - Filed Herewith
         B.       Ernst & Young LLP (Philadelphia, PA) - Filed Herewith
              Ernst & Young LLP (Boston, MA) - Filed Herewith

The following exhibits are filed as part of this Registration Statement:

     1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

         A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I were previously filed in the Registrant's initial registration statement on Form S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997.

         A(2)              Not applicable.


         A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Financial Securities LLC (Underwriter) is incorporated by reference to Exhibit A(3)(a) to the Registrant's initial registration statement on Form S-6 (File No. 333-85296) as filed with the Commission on April 1, 2002.



         A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufactures Financial Securities LLC (Underwriter), Selling Broker Dealers, and General Agent is incorporated by reference to Exhibit A(3)(b) to the Registrant's initial registration statement on Form S-6 (File No. 333-85296) as filed with the Commission on April 1, 2002.


         A(3)(c)           Not applicable.

         A(4)              Not applicable.


         A(5) Form of Flexible Premium Variable Life Insurance Policy - Filed Herewith.


         A(6)(a)(i)        Declaration of Intention and Charter of First North
                           American Life Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                           N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                           New York Separate Account A.

         A(6)(a)(ii)       Certificate of amendment of the Declaration of
                           Intention and Charter of First North American Life
                           Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York
                           Separate Account A.

         A(6)(a)(iii)      Certificate of amendment of the Declaration of
                           Intention and Charter of The Manufacturers Life
                           Insurance Company of New York is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                           N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                           New York Separate Account A.

         (A)(6)(b) By-laws of The Manufacturers Life Insurance Company of New York are incorporated by reference to Exhibit
                           (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

         A(7)              Not applicable.

         A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA) is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.


         A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York is incorporated by reference to Exhibit A(8)(b) to the Registrant's initial registration statement on Form S-6 (File No. 333-85296) as filed with the Commission on April 1, 2002.


         A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

         A(9)              Not applicable.

         A(10)(a) Form of Application for Flexible Premium Variable Life Insurance Policy is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     2.  Consents of the following:


         A Opinion and consent of Kim Ciccarelli, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of NewYork - Filed Herewith



         B Consent of Naveed Irshad, Actuary of The Manufacturers Life Insurance Company of New York - Filed Herewith



         C Consents of Ernst & Young LLP (Philadelphia, PA) and Ernst & Young LLP (Boston, MA)- Filed Herewith


     3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

     4.  Not applicable.

     5.  Not applicable.


     6. Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies - Filed Herewith


     7.(i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     7.(ii) Power of Attorney, James O'Malley and Thomas Borshoff - previously filed as Exhibit (b)(14)(b) to post-effective amendment no. 6 to Registrant's Registration Statement on Form N-4 File, No. 33-79112, filed March 2, 1999.

     7.(iii) Power of Attorney, James D. Gallagher and James R. Boyle are incorporated by reference to

              Exhibit 7(iii) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-83023, filed on November 1, 1999 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     7.(iv)   Power of Attorney, Robert Cook - previously filed as Exhibit
              (b)(14)(d) to post-effective amendment no. 8 to Registration Statement on Form N-4, File, No. 33-79112, filed February 25, 2000.


     7(v) Power of Attorney, Bradford J. Race Jr. is incorporated by reference to Exhibit A(7)(v) to the Registrant's initial registration statement on Form S-6 (File No. 333-85296) as filed with the Commission on April 1, 2002.

                                  EXHIBIT INDEX



EXHIBIT NO.                       DESCRIPTION

A(5)  Form of Flexible Premium Variable Life Insurance Policy

2.    Consents of the following:

      A Opinion and consent of Kim Ciccarelli, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York

      B Consent of Naveed Irshad, Actuary of The Manufacturers Life Insurance Company of New York

      C Consents of Ernst & Young LLP (Philadelphia, PA) and Ernst & Young LLP (Boston, MA)

6. Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B, and the depositor, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK, have duly caused this amended registration statement to be signed on their behalf by the undersigned thereunto duly authorized, in the city of Boston, and Commonwealth of Massachusetts, on the 15th day of July, 2002.


                                      THE MANUFACTURERS LIFE INSURANCE COMPANY
                                        OF NEW YORK SEPARATE ACCOUNT B
                                        (Registrant)

                                      By: THE MANUFACTURERS LIFE INSURANCE
                                          COMPANY OF NEW YORK
                                          (Depositor)



                                      By: /s/ JAMES D. GALLAGHER
                                          --------------------------
                                          James D. Gallagher
                                          President


Attest


/s/ KIMBERLY C. CICCARELLI
--------------------------
KIMBERLY C. CICCARELLI
Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities indicated on this 15th day of July, 2002.


NAME                                                 TITLE


/s/ JAMES D. GALLAGHER                      Director and President
--------------------------                  (Principal Executive Officer)
James D. Gallagher


*                                           Director
--------------------------
John D. DesPrez, III


*                                           Director
--------------------------
Ruth Ann Flemming


*                                           Director
--------------------------
Neil M. Merkl


*                                           Director
--------------------------
Thomas Borshoff


*                                           Director
--------------------------
James R. Boyle


*                                           Director
--------------------------
Bruce Avedon


*                                           Director
--------------------------
James O'Malley


*                                           Director
--------------------------
Robert Cook


*                                           Director
--------------------------
Bradford J. Race Jr.


/s/ DAVID W. LIBBEY                         Treasurer (Principal
---------------------------                 Financial and Accounting Officer)
David W. Libbey



*By: /S/ DAVID W. LIBBEY
     -------------------------
     David W. Libbey
     Attorney-in-Fact Pursuant
     to Powers of Attorney

              The Manufacturers Life Insurance Company Of New York
        Home Office: 100 Summit Lake Drive, 2nd Floor, Valhalla, NY 10595


  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
  PAYABLE ON LIFE INSURED'S DEATH.

  ADJUSTABLE DEATH BENEFIT.

  FLEXIBLE PREMIUMS PAYABLE TO ATTAINED AGE 100 DURING THE LIFE INSURED'S LIFETIME.

CASH SURRENDER VALUES AND BENEFITS FOR A PORTION OF THE POLICY VALUES ALLOCATED TO AN INVESTMENT ACCOUNT REFLECT THE INVESTMENT EXPERIENCE OF THE UNDERLYING SUB-ACCOUNTS. INVESTMENT OPTIONS ARE DESCRIBED IN THE POLICY VALUE COMPOSITION AND THE INVESTMENT OPTIONS PROVISIONS. NON-PARTICIPATING (NOT ELIGIBLE FOR DIVIDENDS).



            IMPORTANT NOTICE

            To claim a benefit or request a change in your policy, contact our nearest representative. Or write to our Service Office at the address above.

            Please tell us promptly of any change in your address.

            WE STRONGLY URGE THAT, BEFORE YOU TAKE ANY ACTION TO REPLACE THIS OR ANY OTHER POLICY, YOU ASK THE ADVICE OF THE COMPANY THAT ISSUED THE POLICY.

                                                        [Manulife New York Logo]


SERVICE OFFICE MAILING ADDRESS:
The Manufacturers Life Insurance Company of New York
P.O. Box 40 Niagara Square Station Buffalo, NY 14240-0040 Toll Free Number:
1-888-267-7781

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

      LIFE INSURED JOHN M. DOE

      POLICY NUMBER 12 345 678


FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.

PAYABLE ON LIFE INSURED'S DEATH.

ADJUSTABLE DEATH BENEFIT.

FLEXIBLE PREMIUMS PAYABLE TO ATTAINED AGE 100 DURING THE LIFE INSURED'S
LIFETIME.

CASH SURRENDER VALUES AND BENEFITS FOR A PORTION OF THE POLICY VALUES ALLOCATED TO AN INVESTMENT ACCOUNT REFLECT THE INVESTMENT EXPERIENCE OF THE UNDERLYING SUB-ACCOUNTS. INVESTMENT OPTIONS ARE DESCRIBED IN THE POLICY VALUE COMPOSITION AND THE INVESTMENT OPTIONS PROVISIONS. NON-PARTICIPATING (NOT ELIGIBLE FOR DIVIDENDS).

In this policy "you" and "your" refer to the owner of the policy. "We", "us" and "our" refer to The Manufacturers Life Insurance Company of New York.

If the life insured dies while the policy is in force, we will pay the Insurance Benefit to the beneficiary, subject to the provisions of the policy. The life insured and the beneficiary are named in the Policy Information section of this policy and in the application for this policy, a copy of which is attached to this policy. The death benefit is described in the Insurance Benefit provision.

YOUR NET PREMIUMS ARE ADDED TO YOUR POLICY VALUE. YOU MAY ALLOCATE THEM TO ONE OR MORE OF THE INVESTMENT ACCOUNTS AND TO THE FIXED ACCOUNT.

THE PORTION OF YOUR POLICY VALUE THAT IS IN AN INVESTMENT ACCOUNT WILL VARY FROM DAY TO DAY. THE AMOUNT IS NOT GUARANTEED; IT MAY INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT EXPERIENCE OF THE UNDERLYING SUB-ACCOUNTS FOR THE INVESTMENT ACCOUNTS THAT YOU HAVE CHOSEN.

THE PORTION OF YOUR POLICY VALUE THAT IS IN THE FIXED ACCOUNT WILL ACCUMULATE, AFTER DEDUCTIONS, AT RATES OF INTEREST WE DETERMINE. SUCH RATES WILL NOT BE LESS THAN THE EFFECTIVE ANNUAL FIXED ACCOUNT RATE SHOWN ON PAGE 3.2.

THE AMOUNT OF THE INSURANCE BENEFIT, OR THE DURATION OF THE INSURANCE COVERAGE, OR BOTH, MAY BE VARIABLE OR FIXED UNDER SPECIFIED CONDITIONS AND MAY INCREASE OR DECREASE AS DESCRIBED IN THE INSURANCE BENEFIT PROVISION.

READ YOUR POLICY CAREFULLY.  IT IS A LEGAL CONTRACT BETWEEN YOU AND US.


RIGHT TO RETURN POLICY. WITHIN EITHER (1) TEN DAYS AFTER RECEIVING YOUR POLICY IF IT DOES NOT REPLACE ANOTHER POLICY; OR (2) SIXTY DAYS IF IT REPLACES AN EXISTING POLICY, YOU CAN RETURN IT FOR CANCELLATION BY DELIVERING OR MAILING IT TO US OR THE AGENT WHO SOLD IT. IMMEDIATELY UPON DELIVERY OR MAILING, THE POLICY WILL BE VOID FROM THE BEGINNING. WE WILL REFUND IN FULL THE PREMIUM PAID.

The Manufacturers Life Insurance Company of New York

Home Office: 100 Summit Lake Drive, 2nd floor, Valhalla, NY 10595

/s/ James W. Gallagher        /s/ Kimberly S. Ciccarelli
       President                       Secretary

                                                        [Manulife New York Logo]

                                TABLE OF CONTENTS


                                                                   PAGE

      Policy Information.........................................    3
      Table Of Guaranteed Maximum Cost Of Insurance Rates........    4
      Definitions................................................    5
      Qualification As Life Insurance............................    6
      Payment of Premiums........................................    7
      No-Lapse Guarantee.........................................    7
      Policy Termination.........................................    8
      Reinstatement..............................................    9
      Insurance Benefit..........................................    9
      Policy Value...............................................   10
      Policy Value Composition...................................   12
      Policy Loan Conditions.....................................   13
      Surrender And Withdrawals..................................   14
      Conversion Privilege.......................................   16
      Changing The Death Benefit Option Or The Face Amount.......   16
      Right To Cancel Increases..................................   18
      Separate Account And Sub-Accounts..........................   18
      Investment Options.........................................   20
      Age And Sex................................................   21
      Suicide....................................................   21
      Protection Against Creditors...............................   22
      Currency And Place Of Payment..............................   22
      Contract...................................................   22
      Validity...................................................   22
      Non-Participating..........................................   22
      Annual Statement...........................................   22
      Tax Considerations.........................................   22
      Right To Postpone Payment Of Benefits......................   23
      Beneficiary................................................   23
      Ownership And Assignment...................................   24
      Flexible Factors...........................................   24
      How Values Are Computed....................................   24

      Any endorsements, any supplementary benefits, and a copy of the application, follow page 24.

                               POLICY INFORMATION

     LIFE INSURED   JOHN M. DOE                     AGE AT POLICY DATE:    35

    POLICY NUMBER   12 345 678                      POLICY DATE:  MAY  1, 2002
                                                     ISSUE DATE:  MAY  1, 2002


            OWNER   JOHN M. DOE

      BENEFICIARY   AS DESIGNATED IN THE APPLICATION OR SUBSEQUENTLY CHANGED

     PREMIUM MODE   ANNUALLY

     BEGINNING ON
   MON  DAY  YEAR   PLANNED PREMIUM
   MAY   01  2002   $1,500.00

  GOVERNING LAW  NEW YORK



This policy provides life insurance coverage for the lifetime of the life insured if sufficient premiums are paid. Premium payments in addition to the planned premium shown may need to be made to keep this policy and coverage in force.

Changes in the current Cost of Insurance rates; the amount, timing and frequency of the Planned Premium; the interest rate being credited to the Fixed Account; the investment experience of the Sub-Accounts; changes to the Death Benefit Option; changes in the Face Amount; loan activity; and partial withdrawals or monthly deductions for any Supplementary Benefits that apply and are attached to this policy will affect the period of coverage. Also refer to the "Policy Termination" provision of your policy.



Plan details, Risk Classification and Additional Rating are shown on the next page.





                                   Page 3.0A

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678






     LIFE INSURED   JOHN M. DOE

    POLICY NUMBER   12 345 678

             PLAN   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE NON-PARTICIPATING

      FACE AMOUNT   $100,000.00

    DEATH BENEFIT   OPTION 1

              SEX   MALE

             RISK
   CLASSIFICATION   NON-SMOKER, STANDARD CLASS

       ADDITIONAL
           RATING   NOT APPLICABLE




                                   Page 3.0B

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                TABLE OF CHARGES

PREMIUM CHARGE:

      A CHARGE NOT TO EXCEED, FOR THE FIRST 10 POLICY YEARS, 7.50% OF EACH PREMIUM PAID, AND THEREAFTER 5.00% OF EACH PREMIUM PAID.

ADMINISTRATION CHARGE:

A MONTHLY CHARGE NOT TO EXCEED $40.00 DURING THE FIRST 5 POLICY YEARS, AND $20.00 THEREAFTER.

FACE AMOUNT CHARGE:

A MONTHLY CHARGE NOT TO EXCEED:

      (I) FOR THE INITIAL FACE AMOUNT, $0.11 PER $1,000 OF FACE AMOUNT DURING THE FIRST 10 POLICY YEARS. THE CHARGE WILL APPLY TO THE INITIAL FACE AMOUNT LESS ANY DECREASE EXCEPT DECREASES RESULTING FROM A DEATH BENEFIT OPTION CHANGE; PLUS

      (II) FOR AN INCREASE IN FACE AMOUNT, THE APPLICABLE RATE PER $1,000 OF FACE AMOUNT INCREASE DURING THE FIRST 10 YEARS AFTER THE INCREASE, AS DETERMINED FROM THE TABLE ON PAGE 3.1A(CONT'D). THE CHARGE WILL APPLY TO THE AMOUNT OF THE INCREASE LESS ANY DECREASES EXCEPT DECREASES RESULTING FROM A DEATH BENEFIT OPTION CHANGE.

ASSET-BASED RISK CHARGE:

      A MONTHLY CHARGE NOT TO EXCEED 0.025% DEDUCTED FROM EACH INVESTMENT
      ACCOUNT.


COST OF INSURANCE CHARGE:

      SEE THE MONTHLY DEDUCTIONS SECTION OF THE POLICY VALUE PROVISION FOR DETAILS. THE COST OF ANY SUPPLEMENTARY BENEFIT IS DESCRIBED IN THE SUPPLEMENTARY BENEFIT PAGE ATTACHED TO THIS POLICY.




                                   Page 3.1A

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                TABLE OF CHARGES

PREMIUM CHARGE:

      A CHARGE NOT TO EXCEED, FOR THE FIRST 10 POLICY YEARS, 8.50% OF EACH PREMIUM PAID, AND THEREAFTER 5.50% OF EACH PREMIUM PAID.

ADMINISTRATION CHARGE:

A MONTHLY CHARGE NOT TO EXCEED $40.00 DURING THE FIRST 5 POLICY YEARS, AND $20.00 THEREAFTER.

FACE AMOUNT CHARGE:

A MONTHLY CHARGE NOT TO EXCEED:

      (I) FOR THE INITIAL FACE AMOUNT, $0.11 PER $1,000 OF FACE AMOUNT DURING THE FIRST 10 POLICY YEARS. THE CHARGE WILL APPLY TO THE INITIAL FACE AMOUNT LESS ANY DECREASE EXCEPT DECREASES RESULTING FROM A DEATH BENEFIT OPTION CHANGE; PLUS

      (II) FOR AN INCREASE IN FACE AMOUNT, THE APPLICABLE RATE PER $1,000 OF FACE AMOUNT INCREASE DURING THE FIRST 10 YEARS AFTER THE INCREASE, AS DETERMINED FROM THE TABLE ON PAGE 3.1A(CONT'D). THE CHARGE WILL APPLY TO THE AMOUNT OF THE INCREASE LESS ANY DECREASES EXCEPT DECREASES RESULTING FROM A DEATH BENEFIT OPTION CHANGE.

ASSET-BASED RISK CHARGE:

      A MONTHLY CHARGE NOT TO EXCEED 0.025% DEDUCTED FROM EACH INVESTMENT
      ACCOUNT.

COST OF INSURANCE CHARGE:

      SEE THE MONTHLY DEDUCTIONS SECTION OF THE POLICY VALUE PROVISION FOR DETAILS. THE COST OF ANY SUPPLEMENTARY BENEFIT IS DESCRIBED IN THE SUPPLEMENTARY BENEFIT PAGE ATTACHED TO THIS POLICY.



                                   SAMPLE PAGE

                          CASH VALUE ENHANCEMENT OPTION



                                   Page 3.1A

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                TABLE OF CHARGES

PREMIUM CHARGE:

      A CHARGE NOT TO EXCEED, FOR THE FIRST 10 POLICY YEARS, 3.25% OF EACH PREMIUM PAID, AND THEREAFTER 2.25% OF EACH PREMIUM PAID.

ADMINISTRATION CHARGE:

A MONTHLY CHARGE NOT TO EXCEED $40.00 DURING THE FIRST 5 POLICY YEARS, AND $20.00 THEREAFTER.

FACE AMOUNT CHARGE:

A MONTHLY CHARGE NOT TO EXCEED:

      (I) FOR THE INITIAL FACE AMOUNT, $0.11 PER $1,000 OF FACE AMOUNT DURING THE FIRST 10 POLICY YEARS. THE CHARGE WILL APPLY TO THE INITIAL FACE AMOUNT LESS ANY DECREASE EXCEPT DECREASES RESULTING FROM A DEATH BENEFIT OPTION CHANGE; PLUS

      (II) FOR AN INCREASE IN FACE AMOUNT, THE APPLICABLE RATE PER $1,000 OF FACE AMOUNT INCREASE DURING THE FIRST 10 YEARS AFTER THE INCREASE, AS DETERMINED FROM THE TABLE ON PAGE 3.1A(CONT'D). THE CHARGE WILL APPLY TO THE AMOUNT OF THE INCREASE LESS ANY DECREASES EXCEPT DECREASES RESULTING FROM A DEATH BENEFIT OPTION CHANGE.

ASSET-BASED RISK CHARGE:

      A MONTHLY CHARGE NOT TO EXCEED, FOR THE FIRST 15 POLICY YEARS, 0.1084% DEDUCTED FROM EACH INVESTMENT ACCOUNT, AND THEREAFTER 0.0459%.

COST OF INSURANCE CHARGE:

      SEE THE MONTHLY DEDUCTIONS SECTION OF THE POLICY VALUE PROVISION FOR DETAILS. THE COST OF ANY SUPPLEMENTARY BENEFIT IS DESCRIBED IN THE SUPPLEMENTARY BENEFIT PAGE ATTACHED TO THIS POLICY.



                                   SAMPLE PAGE

                       CASH VALUE ENHANCEMENT PLUS OPTION



                                   Page 3.1A

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                TABLE OF CHARGES

                           TABLE OF FACE AMOUNT CHARGE
             MAXIMUM MONTHLY RATE PER $1,000 OF FACE AMOUNT INCREASE

   LIFE INSURED'S                       LIFE INSURED'S
   ATTAINED AGE ON     RATE PER         ATTAINED AGE ON     RATE PER
  DATE OF INCREASE      $1,000         DATE OF INCREASE      $1,000

    25 and under          0.080                 56             0.339
         26               0.083                 57             0.368
         27               0.086                 58             0.397
         28               0.089                 59             0.426
         29               0.092                 60             0.455
         30               0.095                 61             0.484
         31               0.098                 62             0.513
         32               0.101                 63             0.542
         33               0.104                 64             0.571
         34               0.107                 65             0.600
         35               0.110                 66             0.629
         36               0.121                 67             0.658
         37               0.132                 68             0.687
         38               0.143                 69             0.716
         39               0.154                 70             0.745
         40               0.165                 71             0.774
         41               0.176                 72             0.803
         42               0.187                 73             0.832
         43               0.198                 74             0.861
         44               0.209                 75             0.890
         45               0.220                 76             0.919
         46               0.229                 77             0.948
         47               0.238                 78             0.977
         48               0.247                 79             1.006
         49               0.256                 80             1.035
         50               0.265                 81             1.064
         51               0.274                 82             1.093
         52               0.283                 83             1.122
         53               0.292                 84             1.151
         54               0.301            85 and over         1.180
         55               0.310



                               Page 3.1A (cont'd)

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

SURRENDER CHARGE:

A SURRENDER CHARGE WILL BE DEDUCTED FROM YOUR POLICY VALUE UNDER CERTAIN CONDITIONS AND WILL REDUCE OVER TIME ACCORDING TO THE GRADING PERCENTAGES SHOWN IN THE TABLE BELOW. SEE THE POLICY VALUE, CHANGING THE DEATH BENEFIT OPTION OR FACE AMOUNT, SURRENDER AND WITHDRAWALS PROVISIONS FOR DETAILS.

THE SURRENDER CHARGE IS DETERMINED AS FOLLOWS:

FOR THE INITIAL FACE AMOUNT

(I)   AN AMOUNT NOT EXCEEDING $6.61 MULTIPLIED BY EACH $1,000 OF FACE AMOUNT;
      PLUS

(II) A PERCENTAGE NOT EXCEEDING 120.0% OF THE LESSER OF THE SUM OF PREMIUMS PAID IN THE FIRST POLICY YEAR OR THE SURRENDER CHARGE PREMIUM LIMIT SHOWN ON PAGE 3.2.

FOR AN INCREASE IN FACE AMOUNT

(I) AN AMOUNT NOT EXCEEDING THE AMOUNT APPLICABLE TO THE LIFE INSURED'S ATTAINED AGE AT THE DATE OF THE INCREASE AS DETERMINED FROM THE TABLE ON PAGE 3.1C, MULTIPLIED BY EACH $1,000 OF FACE AMOUNT INCREASE; PLUS

(II) A PERCENTAGE NOT EXCEEDING 120.0% OF THE LESSER OF THE SUM OF PREMIUMS ATTRIBUTABLE TO AN INCREASE IN THE FIRST YEAR AFTER IT TAKES EFFECT OR THE SURRENDER CHARGE PREMIUM LIMIT FOR THE INCREASE.

         TABLE OF GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
        (APPLICABLE TO THE INITIAL FACE AMOUNT AND SUBSEQUENT INCREASES)
             THE GRADING PERCENTAGES WILL NOT EXCEED THE FOLLOWING:


    SURRENDER                        AGE AND GRADING PERCENTAGE**
  CHARGE PERIOD*    0-50       51         52        53          54        55+
--------------------------------------------------------------------------------
         1          100%       100%       100%      100%        100%      100%
         2          93%        93%        92%       92%         91%       90%
         3          87%        86%        85%       83%         82%       80%
         4          80%        79%        77%       75%         73%       70%
         5          73%        71%        69%       67%         64%       60%
         6          67%        64%        62%       58%         55%       50%
         7          60%        57%        54%       50%         45%       40%
         8          53%        50%        46%       42%         36%       30%
         9          47%        43%        38%       33%         27%       20%
        10          40%        36%        31%       25%         18%       10%
        11          33%        29%        23%       17%          9%        0%
        12          27%        21%        15%        8%          0%
        13          20%        14%         8%        0%
        14          13%         7%         0%
        15           7%         0%
        16           0%

* PERIODS SHOWN ARE AT BEGINNING OF POLICY YEAR. PROPORTIONATE GRADING PERCENTAGE APPLIES FOR OTHER POLICY MONTHS.

** AGE FOR THE INITIAL FACE AMOUNT REFERS TO THE AGE AT POLICY DATE. FOR A SUBSEQUENT FACE AMOUNT INCREASE, AGE REFERS TO THE ATTAINED AGE AT THE TIME OF THE INCREASE.



                                    Page 3.1B

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

SURRENDER CHARGE (CONTINUED):




                TABLE OF GUARANTEED SURRENDER CHARGE PER $ 1,000

                             OF FACE AMOUNT INCREASE

                          LIFE               NOT TO EXCEED
                        INSURED'S               RATE OF
                      ATTAINED AGE                 $

                      25 AND UNDER               7.54
                        26 TO 35                 6.61
                        36 TO 45                 6.09
                        46 TO 55                 4.13
                        56 TO 65                 2.99
                         OVER 65                 2.48






                                    Page 3.1C

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      GUIDELINE
                                                                       PREMIUM TEST
     GUIDELINE SINGLE PREMIUM                                          $21,418.00
     GUIDELINE LEVEL PREMIUM                                           $1,723.07

NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,128.01
SURRENDER CHARGE DECREASE EXEMPTION                                    10%




                                       SAMPLE PAGE

                              GUIDELINE PREMIUM TEST OPTION


                                    Page 3.2

                    POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                     TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      GUIDELINE
                                                                       PREMIUM TEST
     GUIDELINE SINGLE PREMIUM                                          $21,418.00
     GUIDELINE LEVEL PREMIUM                                           $1,723.07

NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,128.01
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT FACTORS
           POLICY YEAR(S)
                 1                                                      90%
                 2                                                      80%
                 3                                                      60%
                 4                                                      40%
                 5                                                      20%
                 6 and each policy year thereafter                      0%



                                   SAMPLE PAGE

            CASH VALUE ENHANCEMENT AND GUIDELINE PREMIUM TEST OPTIONS


                                    Page 3.2

                    POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                     TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      CASH VALUE
                                                                       ACCUMULATION TEST
NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,128.01
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT FACTORS
           POLICY YEAR(S)
                 1                                                      90%
                 2                                                      80%
                 3                                                      60%
                 4                                                      40%
                 5                                                      20%
                 6 and each policy year thereafter                      0%



                                   SAMPLE PAGE

         CASH VALUE ENHANCEMENT AND CASH VALUE ACCUMULATION TEST OPTIONS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      GUIDELINE
                                                                       PREMIUM TEST
     GUIDELINE SINGLE PREMIUM                                          $21,418.00
     GUIDELINE LEVEL PREMIUM                                           $1,723.07

NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,128.01
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT PLUS FACTOR                                     100%




                                   SAMPLE PAGE

         CASH VALUE ENHANCEMENT PLUS AND GUIDELINE PREMIUM TEST OPTIONS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                     TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      CASH VALUE
                                                                       ACCUMULATION TEST
NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,128.01
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT PLUS FACTOR                                     100%



                                   SAMPLE PAGE

      CASH VALUE ENHANCEMENT PLUS AND CASH VALUE ACCUMULATION TEST OPTIONS


                                    Page 3.2

                    POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                     TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      CASH VALUE
                                                                       ACCUMULATION TEST
NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,128.01
SURRENDER CHARGE DECREASE EXEMPTION                                    10%



                                   SAMPLE PAGE

                       CASH VALUE ACCUMULATION TEST OPTION


                                    Page 3.2

                              SUPPLEMENTARY BENEFIT

                         RETURN OF PREMIUM DEATH BENEFIT

This benefit is part of the policy to which it is attached. Should any provisions in the policy conflict with this benefit, the provisions of this benefit will prevail.

The life insured for this benefit is the same person who is the life insured under your policy, as shown in the Policy Information page for this benefit.

EFFECTIVE DATE. This benefit is effective on the Effective Date shown in the Policy Information page for this benefit provided that Death Benefit Option 1 is in effect under the policy on that date.

BENEFIT. This benefit provides an additional insurance amount, payable on the death of the life insured. On receiving due proof that the life insured died while the benefit is in force, we will pay the Benefit Amount to the same beneficiary and in the same manner as the proceeds payable under the policy. The Benefit Amount will not be payable if death occurs after the first two Policy Years while the policy is being kept in force under the No-Lapse Guarantee provision.

BENEFIT AMOUNT. The benefit is equal to the amount of the Return of Premium Death Benefit coverage as described below. The Maximum Benefit Amount is shown in the Policy Information page for this benefit.

RETURN OF PREMIUM DEATH BENEFIT COVERAGE. The amount of the Return of Premium Death Benefit coverage is determined as follows:

(a)   it has an initial value equal to the initial premium paid;

(b) each subsequent premium will increase the coverage at the time of premium payment by an amount equal to the premium paid;

(c) each partial Net Cash Surrender Value Withdrawal taken under the policy will reduce the coverage at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge, except that the coverage will not reduce to less than zero; and

(d) each request for a decrease in the Benefit Amount will reduce the coverage on the effective date of the decrease by the amount of the decrease requested.

CESSATION OF INCREASES. Increases in the Return of Premium Death Benefit coverage will cease at the earlier of:

(a) the beginning of the Policy Month coincident with or next following the date we approve your Written Request for a change to policy Death Benefit Option 2; or

(b) the date as of which Monthly Deductions cease and no further premium can be paid under the policy.

After increases cease, we will not take into account any more premiums paid in determining the amount of the Return of Premium Death Benefit coverage.

DECREASE IN BENEFIT AMOUNT. You may make a Written Request to decrease the Benefit Amount. The decrease will take effect at the beginning of the Policy Month coincident with or next following the date we approve the request. The Return of Premium Death Benefit coverage will be reduced by the amount of the requested decrease. Decreases in the Benefit Amount are not subject to pro-rata Surrender Charges.

PARTIAL NET CASH SURRENDER VALUE WITHDRAWALS. If you make a Written Request for a partial Net Cash Surrender Value withdrawal under the policy while this benefit is in force, we will process the withdrawal so that it first reduces the amount of the Return of Premium Death Benefit coverage. Any withdrawals will be subject to a pro-rata Surrender Charge in accordance with the Surrender and Withdrawals provision of the policy. Also, the Face Amount of insurance under the policy will be reduced by the amount by which the withdrawal plus the Surrender Charge exceeds the amount of the Return of Premium Death Benefit coverage.

COST OF INSURANCE. The rates for the Cost of Insurance are based on the life insured's Age, Sex, Risk Classification, and the duration that the Return of Premium Death Benefit coverage has been in force. The rates for the Cost of Insurance under this benefit will always be less than or equal to the rates for the cost of insurance under the policy. We will re-determine Cost of Insurance rates from time to time on a basis that does not discriminate unfairly within any class of life insured. The Cost of Insurance rate per dollar is the rate per $1000 divided by 1000.


                                                                     (continued)

                              SUPPLEMENTARY BENEFIT
                         RETURN OF PREMIUM DEATH BENEFIT

The Cost of Insurance is charged monthly as part of the Monthly Deductions for the policy and ceases when Monthly Deductions cease under the policy. The monthly cost is equal to (a) multiplied by (b), where:


(a) is the rate per dollar for the Cost of Insurance for that month divided by the result of subtracting the per dollar Cost of Insurance rate for that month from 1.

(b) is the Return of Premium Face Amount at the beginning of the Policy Month divided by the Death Benefit Discount Factor shown in the Policy Information section.

Solely for purposes of determining the monthly cost for this benefit, at the beginning of any Policy Month in which the Policy Value exceeds the total of the Face Amount of your policy and the Benefit Amount payable under any applicable Supplementary Benefit on the life insured, we will consider the Return of Premium Death Benefit coverage amount to be reduced by such excess.

The Cost of Insurance calculation will reflect any Additional Rating Shown in the Policy Information section. The monthly Cost of Insurance rates per $1000 will never exceed those shown in the Table of Guaranteed Maximum Cost of Insurance Rates on Page 4 plus any Additional Rating.

NO-LAPSE GUARANTEE. The No-Lapse Guarantee in your policy applies to this benefit during the first two Policy Years only. Following this period, at any time the policy is being kept in force under the No-Lapse Guarantee provision the following conditions will apply to this benefit:

(a) cost of Insurance deductions will be suspended until the Net Cash Surrender Value of the policy is greater than zero;


(b) the Benefit Amount will be excluded from the policy Death Benefit. The Death Benefit will be based on the Face Amount of the policy only; and

(c) satisfactory evidence of insurability will be required to reactivate the Return of Premium Benefit Amount after it has been excluded from the policy Death Benefit.

DEATH BENEFIT GUARANTEE. If the Death Benefit Guarantee is included in your policy, it does not apply to this benefit.


VALIDITY. We cannot contest the validity of this benefit after it has been in force during the life insured's lifetime for two years from the Effective Date of this benefit.

We can contest after two years if evidence of insurability is provided to reactivate the Benefit Amount. In this case we can contest within 2 years from the reactivation date in respect of any material evidence that was misrepresented.

SUICIDE. If the life insured dies by suicide, while sane or insane, within two years after the Effective Date of this benefit, this benefit will terminate and we will pay only the amount of Monthly Deductions charged for the benefit.

TERMINATION. This benefit terminates at the same time as the policy. It cannot be terminated prior to the policy.

This benefit may be reinstated with the policy, subject to the same conditions that apply for reinstating the policy. Upon reinstatement, the amount of the Return of Premium Death Benefit coverage will be equal to the amount at termination, plus the amount of the premium paid for reinstatement.


                      THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK


                                            /s/ James W. Gallagher
                                            President

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.


LIFE INSURANCE QUALIFICATION TEST                                      GUIDELINE
                                                                       PREMIUM TEST
     GUIDELINE SINGLE PREMIUM                                          $21,418.00
     GUIDELINE LEVEL PREMIUM                                           $1,723.07

NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,084.18
SURRENDER CHARGE DECREASE EXEMPTION                                    10%




                                   SAMPLE PAGE

                          GUIDELINE PREMIUM TEST OPTION

                                  UNISEX BASIS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.

LIFE INSURANCE QUALIFICATION TEST                                      GUIDELINE
                                                                       PREMIUM TEST
     GUIDELINE SINGLE PREMIUM                                          $21,418.00
     GUIDELINE LEVEL PREMIUM                                           $1,723.07

NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,084.18
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT FACTORS
           POLICY YEAR(S)
                 1                                                      90%
                 2                                                      80%
                 3                                                      60%
                 4                                                      40%
                 5                                                      20%
                 6 AND EACH POLICY YEAR THEREAFTER                      0%


                                   SAMPLE PAGE

            CASH VALUE ENHANCEMENT AND GUIDELINE PREMIUM TEST OPTIONS

                                  UNISEX BASIS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.

LIFE INSURANCE QUALIFICATION TEST                                      CASH VALUE
                                                                       ACCUMULATION TEST
NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,084.18
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT FACTORS
           POLICY YEAR(S)
                 1                                                      90%
                 2                                                      80%
                 3                                                      60%
                 4                                                      40%
                 5                                                      20%
                 6 AND EACH POLICY YEAR THEREAFTER                      0%



                                   SAMPLE PAGE

         CASH VALUE ENHANCEMENT AND CASH VALUE ACCUMULATION TEST OPTIONS

                                  UNISEX BASIS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.

LIFE INSURANCE QUALIFICATION TEST                                      GUIDELINE
                                                                       PREMIUM TEST
     GUIDELINE SINGLE PREMIUM                                          $21,418.00
     GUIDELINE LEVEL PREMIUM                                           $1,723.07

NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,084.18
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT PLUS FACTOR                                     100%




                                   SAMPLE PAGE

         CASH VALUE ENHANCEMENT PLUS AND GUIDELINE PREMIUM TEST OPTIONS
                                  UNISEX BASIS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.

LIFE INSURANCE QUALIFICATION TEST                                      CASH VALUE
                                                                       ACCUMULATION TEST
NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,084.18
SURRENDER CHARGE DECREASE EXEMPTION                                    10%
CASH VALUE ENHANCEMENT PLUS FACTOR                                     100%



                                   SAMPLE PAGE

      CASH VALUE ENHANCEMENT PLUS AND CASH VALUE ACCUMULATION TEST OPTIONS
                                  UNISEX BASIS


                                    Page 3.2

               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678

                                 TABLE OF VALUES


 REFER TO YOUR POLICY PROVISIONS FOR DETAILS ON THE TERMS AND VALUES SHOWN IN THIS TABLE.

LIFE INSURANCE QUALIFICATION TEST                                      CASH VALUE
                                                                       ACCUMULATION TEST
NO-LAPSE GUARANTEE PREMIUM                                             $728.75
NO-LAPSE GUARANTEE PERIOD                                              FIRST 17 POLICY
                                                                           YEARS
MINIMUM FACE AMOUNT                                                    $100,000.00
MINIMUM FACE AMOUNT INCREASE OR DECREASE                               $50,000.00
TRANSFER FEE                                                           NOT TO EXCEED $25.00
(FOR EACH TRANSFER IN EXCESS OF 12 IN A POLICY YEAR)
ASSET ALLOCATION BALANCER CHARGE                                       NOT TO EXCEED $15.00
DOLLAR COST AVERAGING CHARGE                                           NOT TO EXCEED $5.00
FIXED ACCOUNT MAXIMUM TRANSFER PERCENTAGE                              15%
FIXED ACCOUNT MAXIMUM TRANSFER AMOUNT                                  $500.00
FIXED ACCOUNT RATE                                                     3%
LOAN INTEREST CHARGED RATE
     FIRST 10 POLICY YEARS                                             5.25%
     THEREAFTER                                                        4.00%
MAXIMUM LOAN INTEREST CREDITED DIFFERENTIAL
     FIRST 10 POLICY YEARS                                             1.25%
     THEREAFTER                                                        0.50%
DEATH BENEFIT DISCOUNT FACTOR                                          1.0024663
SURRENDER CHARGE PREMIUM LIMIT                                         $1,084.18
SURRENDER CHARGE DECREASE EXEMPTION                                    10%



                                   SAMPLE PAGE

                       CASH VALUE ACCUMULATION TEST OPTION

                                  UNISEX BASIS


                                    Page 3.2

               TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE RATES

                   GUARANTEED MAXIMUM MONTHLY RATES PER $1,000
                              OF NET AMOUNT AT RISK

                                 FEMALE STANDARD

     LIFE                           LIFE                          LIFE
   INSURED'S                     INSURED'S                     INSURED'S
   ATTAINED        MONTHLY        ATTAINED       MONTHLY        ATTAINED       MONTHLY
      AGE            RATE           AGE            RATE           AGE            RATE
                      $                             $                             $
       0            0.2408           35           0.1375           70           1.8425
       1            0.0725           36           0.1467           71           2.0192
       2            0.0675           37           0.1575           72           2.2392
       3            0.0658           38           0.1700           73           2.5092
       4            0.0642           39           0.1850           74           2.8275
       5            0.0633           40           0.2017           75           3.1867
       6            0.0608           41           0.2200           76           3.5808
       7            0.0600           42           0.2392           77           4.0033
       8            0.0583           43           0.2575           78           4.4542
       9            0.0575           44           0.2767           79           4.9458
      10            0.0567           45           0.2967           80           5.4992
      11            0.0575           46           0.3167           81           6.1333
      12            0.0600           47           0.3375           82           6.8667
      13            0.0625           48           0.3608           83           7.7108
      14            0.0667           49           0.3858           84           8.6508
      15            0.0708           50           0.4133           85           9.6750
      16            0.0750           51           0.4425           86          10.7742
      17            0.0792           52           0.4750           87          11.9433
      18            0.0817           53           0.5125           88          13.1817
      19            0.0850           54           0.5508           89          14.4950
      20            0.0875           55           0.5908           90          15.8958
      21            0.0892           56           0.6308           91          17.4058
      22            0.0908           57           0.6692           92          19.0675
      23            0.0925           58           0.7058           93          20.9592
      24            0.0950           59           0.7450           94          23.2758
      25            0.0967           60           0.7892           95          26.4433
      26            0.0992           61           0.8442           96          31.3117
      27            0.1017           62           0.9133           97          39.5808
      28            0.1050           63           1.0017           98          54.6542
      29            0.1083           64           1.1042           99          83.3333
      30            0.1125           65           1.2158
      31            0.1167           66           1.3333
      32            0.1208           67           1.4525
      33            0.1250           68           1.5700
      34            0.1317           69           1.6967


      The above rates will be adjusted for any Additional Rating shown in the Policy Information section.

               TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE RATES

                   GUARANTEED MAXIMUM MONTHLY RATES PER $1,000
                              OF NET AMOUNT AT RISK

                                  MALE STANDARD

     LIFE                           LIFE                          LIFE
   INSURED'S                     INSURED'S                     INSURED'S
   ATTAINED        MONTHLY        ATTAINED       MONTHLY        ATTAINED       MONTHLY
      AGE            RATE           AGE            RATE           AGE            RATE
                      $                             $                             $
       0            0.3483           35           0.1758           70           3.2925
       1            0.0892           36           0.1867           71           3.6083
       2            0.0825           37           0.2000           72           3.9708
       3            0.0817           38           0.2150           73           4.3867
       4            0.0792           39           0.2325           74           4.8492
       5            0.0750           40           0.2517           75           5.3492
       6            0.0717           41           0.2742           76           5.8775
       7            0.0667           42           0.2967           77           6.4267
       8            0.0633           43           0.3225           78           6.9917
       9            0.0617           44           0.3492           79           7.5875
      10            0.0608           45           0.3792           80           8.2367
      11            0.0642           46           0.4100           81           8.9567
      12            0.0708           47           0.4433           82           9.7708
      13            0.0825           48           0.4783           83          10.6883
      14            0.0958           49           0.5175           84          11.6875
      15            0.1108           50           0.5592           85          12.7458
      16            0.1258           51           0.6083           86          13.8408
      17            0.1392           52           0.6633           87          14.9625
      18            0.1483           53           0.7258           88          16.1058
      19            0.1550           54           0.7967           89          17.2742
      20            0.1583           55           0.8725           90          18.4808
      21            0.1592           56           0.9550           91          19.7483
      22            0.1575           57           1.0408           92          21.1208
      23            0.1550           58           1.1325           93          22.6758
      24            0.1517           59           1.2308           94          24.6583
      25            0.1475           60           1.3400           95          27.4967
      26            0.1442           61           1.4617           96          32.0458
      27            0.1425           62           1.5992           97          40.0167
      28            0.1417           63           1.7550           98          54.8317
      29            0.1425           64           1.9283           99          83.3333
      30            0.1442           65           2.1183
      31            0.1483           66           2.3208
      32            0.1525           67           2.5367
      33            0.1592           68           2.7658
      34            0.1667           69           3.0142


      The above rates will be adjusted for any Additional Rating shown in the Policy Information section.

               TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE RATES

                   GUARANTEED MAXIMUM MONTHLY RATES PER $1,000
                              OF NET AMOUNT AT RISK

                                FEMALE PREFERRED

     LIFE                           LIFE                          LIFE
   INSURED'S                     INSURED'S                     INSURED'S
   ATTAINED        MONTHLY        ATTAINED       MONTHLY        ATTAINED       MONTHLY
      AGE            RATE           AGE            RATE           AGE            RATE
                      $                             $                             $
       0            0.2408           35           0.1375           70           1.8425
       1            0.0725           36           0.1467           71           2.0192
       2            0.0675           37           0.1575           72           2.2392
       3            0.0658           38           0.1700           73           2.5092
       4            0.0642           39           0.1850           74           2.8275
       5            0.0633           40           0.2017           75           3.1867
       6            0.0608           41           0.2200           76           3.5808
       7            0.0600           42           0.2392           77           4.0033
       8            0.0583           43           0.2575           78           4.4542
       9            0.0575           44           0.2767           79           4.9458
      10            0.0567           45           0.2967           80           5.4992
      11            0.0575           46           0.3167           81           6.1333
      12            0.0600           47           0.3375           82           6.8667
      13            0.0625           48           0.3608           83           7.7108
      14            0.0667           49           0.3858           84           8.6508
      15            0.0708           50           0.4133           85           9.6750
      16            0.0750           51           0.4425           86          10.7742
      17            0.0792           52           0.4750           87          11.9433
      18            0.0817           53           0.5125           88          13.1817
      19            0.0850           54           0.5508           89          14.4950
      20            0.0875           55           0.5908           90          15.8958
      21            0.0892           56           0.6308           91          17.4058
      22            0.0908           57           0.6692           92          19.0675
      23            0.0925           58           0.7058           93          20.9592
      24            0.0950           59           0.7450           94          23.2758
      25            0.0967           60           0.7892           95          26.4433
      26            0.0992           61           0.8442           96          31.3117
      27            0.1017           62           0.9133           97          39.5808
      28            0.1050           63           1.0017           98          54.6542
      29            0.1083           64           1.1042           99          83.3333
      30            0.1125           65           1.2158
      31            0.1167           66           1.3333
      32            0.1208           67           1.4525
      33            0.1250           68           1.5700
      34            0.1317           69           1.6967


      The above rates will be adjusted for any Additional Rating shown in the Policy Information section.

                   TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE RATES

                       GUARANTEED MAXIMUM MONTHLY RATES PER $1,000
                                  OF NET AMOUNT AT RISK

                                      MALE PREFERRED

     LIFE                           LIFE                          LIFE
   INSURED'S                     INSURED'S                     INSURED'S
   ATTAINED        MONTHLY        ATTAINED       MONTHLY        ATTAINED       MONTHLY
      AGE            RATE           AGE            RATE           AGE            RATE
                      $                             $                             $
       0            0.3483           35           0.1758           70           3.2925
       1            0.0892           36           0.1867           71           3.6083
       2            0.0825           37           0.2000           72           3.9708
       3            0.0817           38           0.2150           73           4.3867
       4            0.0792           39           0.2325           74           4.8492
       5            0.0750           40           0.2517           75           5.3492
       6            0.0717           41           0.2742           76           5.8775
       7            0.0667           42           0.2967           77           6.4267
       8            0.0633           43           0.3225           78           6.9917
       9            0.0617           44           0.3492           79           7.5875
      10            0.0608           45           0.3792           80           8.2367
      11            0.0642           46           0.4100           81           8.9567
      12            0.0708           47           0.4433           82           9.7708
      13            0.0825           48           0.4783           83          10.6883
      14            0.0958           49           0.5175           84          11.6875
      15            0.1108           50           0.5592           85          12.7458
      16            0.1258           51           0.6083           86          13.8408
      17            0.1392           52           0.6633           87          14.9625
      18            0.1483           53           0.7258           88          16.1058
      19            0.1550           54           0.7967           89          17.2742
      20            0.1583           55           0.8725           90          18.4808
      21            0.1592           56           0.9550           91          19.7483
      22            0.1575           57           1.0408           92          21.1208
      23            0.1550           58           1.1325           93          22.6758
      24            0.1517           59           1.2308           94          24.6583
      25            0.1475           60           1.3400           95          27.4967
      26            0.1442           61           1.4617           96          32.0458
      27            0.1425           62           1.5992           97          40.0167
      28            0.1417           63           1.7550           98          54.8317
      29            0.1425           64           1.9283           99          83.3333
      30            0.1442           65           2.1183
      31            0.1483           66           2.3208
      32            0.1525           67           2.5367
      33            0.1592           68           2.7658
      34            0.1667           69           3.0142


      The above rates will be adjusted for any Additional Rating shown in the Policy Information section.

               TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE RATES

                   GUARANTEED MAXIMUM MONTHLY RATES PER $1,000
                              OF NET AMOUNT AT RISK

                                    STANDARD

     LIFE                           LIFE                          LIFE
   INSURED'S                     INSURED'S                     INSURED'S
   ATTAINED        MONTHLY        ATTAINED       MONTHLY        ATTAINED       MONTHLY
      AGE            RATE           AGE            RATE           AGE            RATE
                      $                             $                             $
       0            0.3267           35           0.1683           70           2.9658
       1            0.0867           36           0.1783           71           3.2458
       2            0.0792           37           0.1917           72           3.5700
       3            0.0783           38           0.2058           73           3.9442
       4            0.0758           39           0.2233           74           4.3642
       5            0.0725           40           0.2417           75           4.8200
       6            0.0692           41           0.2633           76           5.3042
       7            0.0658           42           0.2850           77           5.8083
       8            0.0625           43           0.3100           78           6.3292
       9            0.0608           44           0.3342           79           6.8808
      10            0.0600           45           0.3625           80           7.4858
      11            0.0625           46           0.3917           81           8.1617
      12            0.0692           47           0.4225           82           8.9317
      13            0.0783           48           0.4542           83           9.8042
      14            0.0900           49           0.4908           84          10.7583
      15            0.1033           50           0.5300           85          11.7817
      16            0.1158           51           0.5750           86          12.8475
      17            0.1275           52           0.6250           87          13.9575
      18            0.1350           53           0.6825           88          15.1033
      19            0.1408           54           0.7467           89          16.2950
      20            0.1450           55           0.8150           90          17.5442
      21            0.1458           56           0.8892           91          18.8758
      22            0.1442           57           0.9650           92          20.3442
      23            0.1425           58           1.0450           93          22.0033
      24            0.1408           59           1.1308           94          24.1133
      25            0.1375           60           1.2267           95          27.0742
      26            0.1358           61           1.3333           96          31.7475
      27            0.1342           62           1.4558           97          39.8075
      28            0.1342           63           1.5967           98          54.7817
      29            0.1358           64           1.7542           99          83.3333
      30            0.1375           65           1.9258
      31            0.1417           66           2.1075
      32            0.1458           67           2.3008
      33            0.1525           68           2.5025
      34            0.1592           69           2.7217


      The above rates will be adjusted for any Additional Rating shown in the Policy Information section.

                   TABLE OF GUARANTEED MAXIMUM COST OF INSURANCE RATES

                       GUARANTEED MAXIMUM MONTHLY RATES PER $1,000
                                  OF NET AMOUNT AT RISK

                                        PREFERRED

     LIFE                           LIFE                          LIFE
   INSURED'S                     INSURED'S                     INSURED'S
   ATTAINED        MONTHLY        ATTAINED       MONTHLY        ATTAINED       MONTHLY
      AGE            RATE           AGE            RATE           AGE            RATE
                      $                             $                             $
       0            0.3267           35           0.1683           70           2.9658
       1            0.0867           36           0.1783           71           3.2458
       2            0.0792           37           0.1917           72           3.5700
       3            0.0783           38           0.2058           73           3.9442
       4            0.0758           39           0.2233           74           4.3642
       5            0.0725           40           0.2417           75           4.8200
       6            0.0692           41           0.2633           76           5.3042
       7            0.0658           42           0.2850           77           5.8083
       8            0.0625           43           0.3100           78           6.3292
       9            0.0608           44           0.3342           79           6.8808
      10            0.0600           45           0.3625           80           7.4858
      11            0.0625           46           0.3917           81           8.1617
      12            0.0692           47           0.4225           82           8.9317
      13            0.0783           48           0.4542           83           9.8042
      14            0.0900           49           0.4908           84          10.7583
      15            0.1033           50           0.5300           85          11.7817
      16            0.1158           51           0.5750           86          12.8475
      17            0.1275           52           0.6250           87          13.9575
      18            0.1350           53           0.6825           88          15.1033
      19            0.1408           54           0.7467           89          16.2950
      20            0.1450           55           0.8150           90          17.5442
      21            0.1458           56           0.8892           91          18.8758
      22            0.1442           57           0.9650           92          20.3442
      23            0.1425           58           1.0450           93          22.0033
      24            0.1408           59           1.1308           94          24.1133
      25            0.1375           60           1.2267           95          27.0742
      26            0.1358           61           1.3333           96          31.7475
      27            0.1342           62           1.4558           97          39.8075
      28            0.1342           63           1.5967           98          54.7817
      29            0.1358           64           1.7542           99          83.3333
      30            0.1375           65           1.9258
      31            0.1417           66           2.1075
      32            0.1458           67           2.3008
      33            0.1525           68           2.5025
      34            0.1592           69           2.7217


      The above rates will be adjusted for any Additional Rating shown in the Policy Information section.

                                   DEFINITIONS

THE FOLLOWING TERMS HAVE SPECIFIC MEANINGS IN YOUR POLICY. PLEASE REFER TO THESE DEFINITIONS AS YOU READ YOUR POLICY.


ADDITIONAL RATING is an increase in the Cost of Insurance Rate that is applied when a life insured does not meet, at a minimum, our underwriting requirements for the standard Risk Classification.

AGE means age on the birthday nearest to the Policy Date.

ATTAINED AGE on any date means the Age plus the number of whole years that have elapsed since the Policy Date.

BUSINESS DAY is any day that the New York Stock Exchange is open for trading, and trading is not restricted. The net asset value of the underlying shares of a Sub-Account will be determined as of the end of each Business Day. We will deem each Business Day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

CASH SURRENDER VALUE equals the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.

FIXED ACCOUNT is that part of the Policy Value which reflects the value you have in our general account.

GROSS WITHDRAWAL is the amount of partial Net Cash Surrender Value you request plus any Surrender Charge applicable to the withdrawal.

INVESTMENT ACCOUNT is that part of the Policy Value that reflects the value you have in one of the Sub-Accounts.

ISSUE DATE is the date shown in the Policy Information section from which the Suicide and Validity provisions are applied.

LOAN ACCOUNT is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

LOAN INTEREST CREDITED DIFFERENTIAL is the difference between the rate at which loan interest is charged and credited. It is the annual cost of keeping a loan. The Maximum Loan Interest Credited Differential is shown in the Policy Information section.

MONEY MARKET TRUST is an investment account of the Manufacturers Investment Trust. However, if a corresponding investment account of another investment company is used instead for this policy, then this term refers to such other investment account.

NET CASH SURRENDER VALUE is the Cash Surrender Value less the Policy Debt.

NET POLICY VALUE is the Policy Value less the value in the Loan Account.

NET PREMIUM is the gross premium paid less any Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

PLANNED PREMIUM is the amount you wish to pay as indicated in the application. We will send notices setting forth the Planned Premium at the payment intervals you have selected. You may change the Planned Premium at any time by giving us written notice. You may not pay any Planned Premium after the life insured reaches Attained Age 100.

POLICY DATE is the date shown in the Policy Information section from which charges for the first Monthly Deduction are calculated. The Policy Date is used to determine Policy Years, Policy Months and Policy Anniversaries.

                                                                     (continued)

POLICY DEBT as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)   is the total amount of loans borrowed as of such date;

(b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;

(c) is any interest charges accrued from the last Policy Anniversary to the current date; and

(d)   is the total amount of loan repayments as of such date.


POLICY VALUE is the sum of the values in the Loan Account, the Fixed Account and the Investment Accounts.

SEPARATE ACCOUNT refers to Separate Account B of The Manufacturers Life Insurance Company of New York.

SERVICE OFFICE is the office that we designate to service this policy. The Service Office Mailing Address is The Manufacturers Life Insurance Company of New York, P.O. Box 633, Niagara Square Station, Buffalo, NY 14201-0633. The Home Office address is 100 Summit Lake Drive, 2nd Floor, Valhalla, NY 10595.

SUB-ACCOUNT refers to one of the sub-accounts of the Separate Account.

SURRENDER CHARGE DECREASE EXEMPTION is the percentage of the initial base Face Amount, as shown in the Policy Information section of your policy. This percentage is set at issue of the policy and applies to decreases in the base Face Amount of insurance. Once cumulative decreases exceed the exemption, it will no longer apply. The exemption is not applicable to a full surrender of the policy or partial Net Cash Surrender Value withdrawals.

SURRENDER CHARGE PERIOD is the period beginning on the Policy Date or beginning on the date of any increase in Face Amount during which we will assess surrender charges. Surrender charges will apply during this period if you surrender the policy, request a decrease in Face Amount which exceeds the Surrender Charge Decrease Exemption, make a partial withdrawal, or if the policy terminates due to default. The Surrender Charge Period is shown in the Policy Information section.

SURRENDER CHARGE PREMIUM LIMIT is used to deter-mine the Surrender Charge. The Surrender Charge Premium Limit for the initial Face Amount is shown in the Policy Information section. You will be advised of the Surrender Charge Premium Limit for any increase in Face Amount.

WRITTEN REQUEST is your request to us which must be in a form satisfactory to us, signed and dated by you, and filed at our Service Office.

                         QUALIFICATION AS LIFE INSURANCE

It is the intent that this policy be considered as life insurance for tax purposes under Section 7702 of the Internal Revenue Code of 1986, or any other equivalent section of the Code.

To ensure that the policy qualifies, one of the following tests will apply to the policy. The test you elected is shown in the Policy Information section. Your election cannot be changed after issue. We reserve the right to refuse any premium payments that would cause the policy to fail the test you elected.

GUIDELINE PREMIUM TEST. Under this test, the sum of premiums paid into the policy may not at any time exceed the guideline premium limitation as of such time. The guideline premium limitation, is as of any date, the greater of:

(a)   the Guideline Single Premium, or

(b)   the sum of the Guideline Level Premiums to such date.


                                                                     (continued)

                         QUALIFICATION AS LIFE INSURANCE
                                   (continued)


If you elected this test, the Guideline Single Premium and the Guideline Level Premium are shown in the Policy Information section.

CASH VALUE ACCUMULATION TEST. Under this test, the net single premium must always be greater than the Policy Value. The net single premium is the one payment that would be needed on a specific date to provide the Death Benefit and any Supplementary Benefits under this policy. It is computed using the same mortality table and interest rate specified under the How Values Are Computed provision.

                               PAYMENT OF PREMIUMS

No insurance will take effect under this policy before we approve the application and receive the initial premium.

The minimum initial premium is one-twelfth of the Annual No-Lapse Guarantee Premium shown in the Policy Information section.

Subsequent premiums can be paid at any time at our Service Office, and in any amount subject to any limitations of the life insurance qualification test you elect. Any excess premium will be refunded immediately. On request, we will give you a receipt signed by one of our officers.

You may pay premiums until the life insured reaches Attained Age 100, at which time, Monthly Deductions will cease and no further premiums may be paid.

We reserve the right to request that you provide us with satisfactory evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

ALLOCATION OF PREMIUM PAYMENTS. You may allocate premiums to any of the Investment Accounts and/or the Fixed Account. Unless you change the initial premium allocation specified in your application for this policy, it will continue to apply to additional premium payments.

Allocation percentages must be zero or a whole number not greater than 100. The sum of the allocation percentages must equal 100. You may change the allocation percentages by Written Request to our Service Office. The change will take effect as of the date we receive your request at our Service Office. You may also change your allocation percentages by telephone if a currently valid authorization form is on file with us. If we receive your request for a change after the end of a Business Day or on a day that is not a Business Day, the change will take effect as of the next Business Day.

CONTINUATION OF INSURANCE UPON DISCONTINUANCE OF PREMIUM PAYMENTS. If you discontinue paying premiums, we will continue taking the Monthly Deductions due from the accumulated Policy Value. Your insurance coverage will continue subject to the No-Lapse Guarantee provision and the Grace Period section of the Policy Termination provision.

                               NO-LAPSE GUARANTEE

Your policy includes a No-Lapse Guarantee. The guarantee period applicable to this policy is shown in the Policy Information section.

During your No-Lapse Guarantee Period, if the Net Cash Surrender Value falls to zero or below, your policy will not go into default provided it satisfies the cumulative premium test.

CUMULATIVE PREMIUM TEST. The test will be performed at the beginning of any Policy Month that your policy would otherwise be in default in the absence of the No-Lapse Guarantee. Your policy will satisfy the test if the sum of the premiums paid, less any Policy Debt, and less any Gross Withdrawals taken on or before the date of the test, is equal to or greater than the sum of the monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test. The test will exclude any period during which the life insured was totally disabled if the Total Disability Waiver Of Monthly Deductions Supplementary Benefit is included in the policy.

                                                                     (continued)

NO-LAPSE GUARANTEE PREMIUM. The No-Lapse Guarantee Premium is the minimum amount due at the beginning of each month to satisfy the cumulative premium test.

The No-Lapse Guarantee Premium is shown as an annualized amount in the Policy Information section.

The No-Lapse Guarantee Premium will change if any of the following changes occur under your policy:

(a)   you add, terminate or change a Supplementary Benefit;

(b)   you change the Death Benefit Option under your policy;

(c) there is a decrease in the Face Amount of insurance due to a partial withdrawal;

(d)   you change the Face Amount of insurance; or

(e) there is a change in the life insured's Risk Classification because of a change from Smoker to Non-Smoker status or a temporary extra rating terminates.

We will inform you of any change to the No-Lapse Guarantee Premium resulting from any such change. The revised premium will be effective from the date of the change. For the purpose of performing the cumulative premium test, we will use the No-Lapse Guarantee Premium in effect as of the Policy Date up to the date of the change, including any revised premium in effect as of the date of a prior change.

                               POLICY TERMINATION

DEFAULT. Unless the policy has met the No-Lapse Guarantee requirements, it will go into default if, at the beginning of any Policy Month, the Net Cash Surrender Value would go to zero or below after we take the Monthly Deduction that is due for that month.

GRACE PERIOD. We will allow 61 days from the date that the policy goes into default, for you to pay the amount that is required to bring the policy out of default. We will send a notice to you and to the life insured at least 15 days, but not more than 45 days prior to the termination of coverage. This notice will be sent to the last known address and will specify the required amount you must pay to bring the policy out of default. If we have notice of a policy assignment on file at our Service Office, we will also mail a copy of the notice of the amount due to the assignee on record.

The amount required to bring the policy out of default is equal to (a) plus (b) plus (c) where:

(a) is the amount necessary to bring the Net Cash Surrender Value to zero, if it is less than zero, at the date of default; and

(b) is the Monthly Deduction due on the date of default, plus the next two Monthly Deductions; and

(c)   is the applicable Premium Charge.

If the policy is in the No-Lapse Guarantee Period, then the following amount, if less than the amount stated above, will bring the policy out of default. This amount is equal to (a) plus (b), where:

(a) is the amount, if any, necessary to satisfy the No-Lapse Guarantee cumulative premium test at the date of default; and

(b)   is the No-Lapse Guarantee Premium for the next two Policy Months.


If the amount necessary to bring the policy out of default has not been paid by the end of the grace period, the policy will terminate.

                                                                     (continued)

TERMINATION DATE. This policy terminates on the earliest of the following events:

(a) the end of the grace period for which you have not paid the amount necessary to bring the policy out of default;

(b)   surrender of the policy for its Net Cash Surrender Value; or

(c)   the death of the life insured.

                                  REINSTATEMENT

You can ask us to reinstate your policy only if it terminates at the end of a grace period in which you did not make a required payment. You can reinstate the policy if you:

(a) make a Written Request for reinstatement within 5 years after the date your policy terminates;

(b) provide us with evidence of insurability satisfactory to us on the life insured; and

(c) pay a premium equal to the amount that was required during the 61-day grace period following default plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

If we approve your request,

(a) the reinstatement date will be the later of the date we approve your request or the date we receive the required payment at our Service Office;

(b) any Surrender Charges will be reinstated to the amount they were at the date of default;

(c) any remaining Surrender Charge Period will be reinstated to what it was at the date of default; and

(d) the Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the policy terminated.

If the policy is in a Surrender Charge Period when it terminates, upon reinstatement the period will be the same as at the date of default. The Surrender Charge in effect on the date of reinstatement will be the same as the Surrender Charge in effect on the date of default.

                                INSURANCE BENEFIT

If the life insured dies while the policy is in force, we will pay the Insurance Benefit on receiving due proof of death, subject to the Age and Sex, Suicide and Validity provisions.

If the life insured dies after we receive a request from you to surrender the policy, there will be no Insurance Benefit. We will pay the amount payable under the Surrender and Withdrawals provision instead.

INSURANCE BENEFIT. The Insurance Benefit payable is:

(a)   the Death Benefit as described below; plus

(b) any amounts payable under any Supplementary Benefits that form part of the policy; less

(c)   the value of the Policy Debt as of the date of death.

If the life insured dies during a grace period, the Insurance Benefit described above will be modified as follows:

(a) the Insurance Benefit will be reduced by any outstanding Monthly Deductions due; and

(b) the Policy Value used in the calculation of the Death Benefit will be the Policy Value as of the default date.

                                                                     (continued)

DEATH BENEFIT. The Death Benefit will depend on whether Death Benefit Option 1 or 2 is in effect on the date of death.

Under Option 1, the Death Benefit is the Face Amount of the policy at the date of the life insured's death.

Under Option 2, the Death Benefit is the Face Amount of the policy, plus the Policy Value at the date of the life insured's death.

If any partial withdrawals are made, the Death Benefit, whether it is Option 1 or 2, will be less than it would be if no withdrawals were made. Making a partial withdrawal will result in a reduction in the Face Amount of insurance for Death Benefit Option 1. See the Surrender and Withdrawals provision for details.

MINIMUM DEATH BENEFIT. If you elected the Guideline Premium Test, the sum of the Death Benefit as described above and the Benefit payable under any Supplementary Benefits on the life insured will never be less than the Policy Value multiplied by the applicable percentage in the table below.

--------------------------------------------------------------------------------
                   TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES
--------------------------------------------------------------------------------

                    ATTAINED AGE         APPLICABLE PERCENTAGE

                    40 and under                 250%
                         45                      215%
                         50                      185%
                         55                      150%
                         60                      130%
                         65                      120%
                         70                      115%
                         75                      105%
                         90                      105%
                    95 and above                 100%

For ages not shown, the Applicable Percentage can be found by reducing the above Applicable Percentages proportionately.
--------------------------------------------------------------------------------

If you elected the Cash Value Accumulation Test, on any date the net single premium required to fund the future benefits under the policy, including the Death Benefit and Supplementary Benefits, will always be greater than the Policy Value under the policy.

PAYMENT OF INSURANCE BENEFIT. We will pay the Insurance Benefit in one lump sum with interest calculated from the date of the life insured's death to the date of payment. The rate of interest we pay will be the same as the rate of interest we then currently pay on policy proceeds left on deposit with us. Such interest rate is set by us and is reviewed by us each calendar quarter, at which time we may change the interest rate.

                                  POLICY VALUE

When we receive your premium payments at our Service Office, we subtract the Premium Charge which will not exceed the amount shown in the Policy Information section and allocate the balance (the Net Premium) as described below.

INITIAL NET PREMIUM. Based on your allocation instructions we will allocate your initial Net Premium plus any earned interest on the later of:

(a) the date our underwriters approve the application and issuance of the policy; or

(b)   the Business Day we receive the initial premium at our Service Office.


If the Right to Return Policy provision requires the full refund of premiums upon cancellation, your allocation instructions will not take effect until the end of that period. Your initial Net Premium will be held in the Money Market Trust during that period.

For premiums received prior to the underwriting decision we will credit interest as of the date we received the initial premium payment at the rate of return then being earned on allocations to the Money Market Trust. This initial allocation will become your Policy Value to which subsequent Net Premiums will be allocated.

                                                                     (continued)

SUBSEQUENT NET PREMIUMS. As of the Business Day we receive your subsequent premium payments at our Service Office, we will add your Net Premium to your Policy Value, allocating it according to your instructions. We will do this before we take any deductions due as of that Business Day. However, if evidence of insurability is required for any premium, we will add it to your Policy Value as of the Business Day our underwriters approve the evidence, but before we take any deductions due as of that Business Day.

MONTHLY DEDUCTIONS. At the beginning of each Policy Month, a deduction is taken from your Net Policy Value to cover specified charges including the cost to provide the insurance coverage. Monthly Deductions are calculated from the Policy Date. If you requested a Policy Date which precedes the date on which we receive the initial premium, Monthly Deductions due for the period prior to receipt of the initial premium will be taken on the date we receive the initial premium.

Monthly Deductions are due until the Policy Anniversary on which the life insured reaches Attained Age 100. If the policy is in force on that date, it will remain in force without further premium payments or Monthly Deductions, subject to the Policy Loan Conditions provision.

The Monthly Deduction for any Policy Month is the sum of the following charges determined as of the beginning of that month:

(a)   the Administration Charge;

(b)   the Face Amount Charge;

(c)   the Asset-Based Risk Charge;

(d)   the Cost of Insurance Charge; and

(e) any applicable Charge for any Supplementary Benefits you have added to your policy.

The Cost of Insurance Charge is described below. The other charges will not exceed the amounts and durations shown in the Policy Information section.

You may give us instructions specifying the accounts (Fixed and Investment Accounts) from which you request us to take the Monthly Deductions and in what proportion. We will take the deductions according to your instructions if we approve your request and you have sufficient funds in the accounts. However, we will deduct the Asset-Based Risk Charge only from the value of each Investment Account.

Absent such a request that has been approved by us, or if you do not have sufficient funds in an account, we will take the Monthly Deductions (except for the Asset-Based Risk Charge) from the Fixed Account and the Investment Accounts in the same proportion that the value in each of these accounts bears to the Net Policy Value immediately prior to the deduction. We will deduct the Asset-Based Risk Charge only from the value of each Investment Account.

COST OF INSURANCE CHARGE. The rates for the Cost of Insurance, as of the Policy Date and subsequently for each Face Amount increase, are based on the life insured's Age, Sex, Risk Classification, net amount at risk, and duration that the coverage has been in force. We will re-determine Cost of Insurance rates from time to time on a basis that does not discriminate unfairly within any class of life insured. The Cost of Insurance rate per dollar is the rate per $1000 divided by 1000.

The Cost of Insurance for a specific Policy Month is determined as the rate per dollar for the Cost of Insurance for that month multiplied by the net amount at risk. For Death Benefit Option 1, this amount is further divided by the result of subtracting the per dollar Cost of Insurance rate for that month from 1.

The net amount at risk is determined as follows:

(a) for Death Benefit Option 1 the net amount at risk is equal to the greater of zero, or the result of (i) minus (ii), where:

      (i) is the Face Amount of insurance as of the first day of the Policy Month, divided by the Death Benefit Discount Factor shown in the Policy Information section; and

                                                                     (continued)

      (ii) is the Policy Value as of the first day of the Policy Month after the deduction of all charges other than the monthly Cost of Insurance for the base policy.

(b) for Death Benefit Option 2 the net amount at risk is equal to the Face Amount of insurance as of the first day of the Policy Month, divided by the Death Benefit Discount Factor shown in the Policy Information section.

The rates for the Cost of Insurance are intended to cover future mortality costs under the policy. These rates may be higher in early Policy Years due to recovery of initial acquisition costs.

The Cost of Insurance calculation will reflect any Additional Rating shown in the Policy Information section and any adjustment for the Minimum Death Benefit. The monthly Cost of Insurance rates per $1000 will never exceed those shown in the Table of Guaranteed Maximum Cost of Insurance Rates on Page 4 plus any Additional Rating.

OTHER DEDUCTIONS. We will deduct a Surrender Charge if during the Surrender Charge Period shown in the Policy Information section:

(a)   you surrender the policy for its Net Cash Surrender Value;

(b)   you make partial withdrawals;

(c)   you decrease the Face Amount of insurance; or

(d) you do not pay an amount due at the end of a grace period, and the policy terminates.

See the Surrender and Withdrawals provision for details.

                            POLICY VALUE COMPOSITION

Your Policy Value at any time is equal to the sum of the values you have in the Loan Account, the Fixed Account and the Investment Accounts.

LOAN ACCOUNT VALUE. The amount you have in the Loan Account at any time equals:

(a)   amounts transferred to it for loans or borrowed loan interest; plus

(b)   interest credited to it; less

(c)   amounts transferred from it for loan repayment.

For the details of the Loan Account see the Policy Loan Conditions provision.

FIXED ACCOUNT VALUE. The amount you have in the Fixed Account at any time equals:

(a)   Net Premiums allocated to it; plus

(b)   amounts transferred to it; plus

(c)   interest credited to it; less

(d)   amounts deducted from it; less

(e)   amounts transferred from it; less

(f)   amounts withdrawn from it.

Interest will be credited to amounts in the Fixed Account at an effective annual rate of no less than the Minimum Guaranteed Annual Fixed Account Rate as shown in the Policy Information section. The actual rates used will be set by us from time to time. For all transactions, interest is calculated and credited from the date of the transaction. Such interest, once credited, is non-forfeitable except for any applicable Surrender Charges.

INVESTMENT ACCOUNT VALUE. The amount you have in an Investment Account at any time equals the number of units in that Investment Account, multiplied by the unit value of the corresponding Sub-Account at that time.

                                                                     (continued)

The number of units in an Investment Account at any time equals (a) minus (b), where:

(a)   is the number of units credited to the Investment Account because of:

      (1)   Net Premiums allocated to it; and

      (2)   amounts transferred to it; and

(b)   is the number of units canceled from the Investment Account because of:

      (1)   amounts deducted from it;

      (2)   amounts transferred from it; and

      (3)   amounts withdrawn from it.

The number of units credited or canceled for a given transaction is equal to the dollar amount of the transaction, divided by the unit value as of the Business Day of the transaction. See the Unit Value Calculation section of the Separate Account and Sub-Accounts provision for details on how unit values are determined.

INVESTMENT ACCOUNT CREDIT. The amount you earn in your Investment Account may be increased as of the Investment Account Credit Date by interest not exceeding the Investment Account Credit Rate. The Investment Account Credit Date and the Investment Account Credit Rate are shown in the Policy Information Section.

The credit will be based on the Investment Account Value after all other charges and credits have been applied, and will not include the amount in any Investment Account Loan Sub-Account. The credit is not guaranteed.

                             POLICY LOAN CONDITIONS

At any time while this policy is in force and has an available loan value, you can get a loan by Written Request. We may require a loan agreement from you as the policy is the only security for the loan.

You should consult your tax adviser before making a decision to take out a loan.

This policy will terminate if the value of the Loan Account exceeds the Cash Surrender Value. If this were to occur, you would receive advance notice, as described in the Default and Grace Period sections of the Policy Termination provision.

This policy will not lapse or terminate solely as a result of a change in the loan interest rate. The policy will remain in force until such time as it otherwise would have terminated.

AVAILABLE LOAN VALUE. The available loan value on any date is the Net Cash Surrender Value, less estimated interest and future Monthly Deductions due to the next Policy Anniversary.

LOAN ACCOUNT. When you take out a loan, or when loan interest charges are borrowed, we will do a transfer from the Fixed Account and/or one or more of the Investment Accounts into the Loan Account. Amounts we transfer into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary.

You may tell us how much of the amount to be transferred to the Loan Account you wish to allocate to your value in the Fixed Account and each of the Investment Accounts. If you do not tell us, we will allocate the amounts to be transferred in the same proportion that your value in the Fixed Account and the Investment Accounts bears to the Net Policy Value.

When an amount to be transferred is allocated to an Investment Account, we will redeem units of that Investment Account sufficient in value to cover the allocated amount. These transfers do not count as a transfer for the purposes of the Transfers section of the Investment Options provision.

Interest is credited to the Loan Account and interest is also charged on the Policy Debt, as described under the Loan Interest Charged and the Loan Interest Credited sections of this provision.

                                                                     (continued)

LOAN INTEREST CHARGED. Interest will accrue daily on loans. In the event that you do not pay the Loan Interest Charged in any Policy Year, it will be borrowed against the policy and added to the Policy Debt in arrears at the Policy Anniversary. We will allocate the amount borrowed for interest payment in the same proportion that your value in the Fixed Account and the Investment Accounts bears to the Net Policy Value as of the Policy Anniversary.

Loan interest will continue to be charged if there is an outstanding loan when Monthly Deductions and premium payments cease at the life insured's Attained Age 100.

The policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, we will send a notice to your last known address. If you had filed a notice of assignment with us, we will also send a copy of the notice to the last known address of the assignee on record. Payment of the loan interest during the 61-day grace period will bring the policy out of default.

The effective annual Loan Interest Charged Rate is shown in the Policy Information section.

We will increase the Loan Interest Charged Rate at any time it is determined that the rate being charged would cause a loan to be taxable under any applicable ruling, regulation or court decision. We will increase the Loan Interest Charged Rate to an amount that would result in the transaction being treated as a loan under federal tax law.

We will only increase the Loan Interest Charged Rate 60 days after filing the change with the Superintendent of Insurance of the state of New York.

Any change in the Loan Interest Charged Rate will apply to loans you take out after the change.

LOAN INTEREST CREDITED. Interest will accrue daily to amounts in the Loan Account. The effective annual Loan Interest Credited Rate is the difference between the Loan Interest Charged Rate and the Loan Interest Credited Differential.

We may change the differential as of 90 days after we send you written notice of such change. At least 60 days prior to changing the differential, we must file the change with the Superintendent of Insurance of the state of New York.

LOAN REPAYMENT. You may repay the Policy Debt in whole or in part at any time prior to the death of the life insured and while the policy is in force. When you repay a loan, we credit the amount to the Loan Account, and make a transfer to the Fixed Account and/or the Investment Accounts.

We will allocate loan repayments as follows:

(a) first to the Fixed Account, until the value that was transferred from it is fully restored;

(b) then to each Investment Account in the same proportion that the value that was transferred from it bears to the value of the Loan Account.

While a loan exists, we will treat the amounts you pay as premiums, unless you request in writing that they be treated as loan repayments. However, when a portion of the Loan Account amount is allocated to the Fixed Account, we reserve the right to require that premium payments be applied as loan repayments.

                            SURRENDER AND WITHDRAWALS

SURRENDER OF THE POLICY. You may surrender this policy for its Net Cash Surrender Value at any date prior to the death of the life insured, by making a Written Request for surrender and sending us the policy. After we receive your Written Request to surrender the policy, no insurance will be in force. We will determine the Net Cash Surrender Value as of the end of the Business Day on which we receive the policy and your Written Request to surrender it.

During the Surrender Charge Period, we will deduct a Surrender Charge from your Policy Value if you surrender the policy for its Net Cash Surrender Value or if it terminates at the end of a grace period. See the Policy Information section.

                                                                     (continued)

If you have increased the Face Amount of insurance, the Surrender Charge will be the sum of the Surrender Charge for the initial Face Amount plus the Surrender Charge for each increase as shown in the Policy Update page amending the policy. No additional Surrender Charge will be imposed on any portion of an increase in Face Amount that restores a prior decrease.

PARTIAL NET CASH SURRENDER VALUE WITHDRAWAL. By Written Request, you may make a request to withdraw a portion of the Net Cash Surrender Value of your policy as a partial withdrawal.

You may specify the accounts from which we should make the partial Net Cash Surrender Value withdrawal. If we do not receive such instructions, we will make the withdrawal in the same proportion that the value in the Fixed Account and the Investment Accounts bears to the Net Policy Value. Partial Net Cash Surrender Value withdrawals can continue to be made after the life insured has reached Attained Age 100.

Partial withdrawals will be subject to the following conditions:

(a) they can only be made after the first Policy Anniversary and not more frequently than once each Policy Month;

(b) we will do the withdrawal as of the end of the Business Day on which we receive your Written Request;

(c) we will deduct the applicable pro-rata Surrender Charge if the partial withdrawal occurs during the Surrender Charge Period;

(d) we will reduce the amount of the withdrawal if the amount in all accounts is not sufficient to pay the withdrawal plus the pro-rata Surrender Charge; and

(e) we will reduce the amount of the withdrawal if it would otherwise cause the Face Amount of insurance to fall below the Minimum Face Amount shown in the Policy Information section.

The pro-rata Surrender Charge we deduct from the Policy Value at the time of a partial Net Cash Surrender Value withdrawal made during the Surrender Charge Period will equal the sum of the pro-rata Surrender Charge for the initial Face Amount and any increase in Face Amount.

The pro-rata Surrender Charge for the initial Face Amount or any increase in Face Amount will equal (a) divided by (b), multiplied by (c), where:

(a)   is the amount of the partial Net Cash Surrender Value withdrawal;

(b)   is the Net Cash Surrender Value prior to the withdrawal; and

(c)   is the current total Surrender Charge prior to the withdrawal.

We will allocate the deduction of the pro-rata charge for the withdrawal to the Fixed Account and the Investment Accounts in the same proportion that the withdrawal from each account bears to the total withdrawal.

If the withdrawal plus the pro-rata Surrender Charge allocated to a particular account are greater than the value of that account, we will reduce the portion of the withdrawal allocated to that account. We will reduce the allocated portion so that the withdrawal plus the pro-rata charge allocated to the account equal the value of the account.

If Death Benefit Option 1 is in effect at the time of the withdrawal, the Face Amount will be reduced:

(a) by the amount of the withdrawal plus the pro-rata Surrender Charge, if at the time of the withdrawal the Death Benefit equals the Face Amount; otherwise

(b) by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the Death Benefit and the Face Amount. This section (b) applies when the Death Benefit is determined in accordance with the Minimum Death Benefit provision.

                                                                     (continued)

If there has been a prior increase in Face Amount, then the Face Amount will be decreased in the same order as if you had requested the decrease. See the Decrease in Face Amount section of the Changing The Death Benefit Option or The Face Amount provision.

Each time we deduct the pro-rata Surrender Charge for a partial withdrawal, we will reduce the remaining Surrender Charge in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.

Partial Net Cash Surrender Value withdrawals do not affect the Face Amount of your policy if Death Benefit Option 2 is in effect.

                              CONVERSION PRIVILEGE

You may convert your policy to a fixed paid-up benefit at any Policy Anniversary, without evidence of insurability.

The conversion is subject to the following conditions:

(a) no further Monthly Deductions will be taken from the Policy Value after the date of conversion;

(b) the Death Benefit, the Policy Value, other values based on the Policy Value, and the Investment Account values will be determined as of the Business Day on which we receive your Written Request for conversion;

(c) the fixed paid-up benefit is determined by dividing the Net Cash Surrender Value by the net single premium. The basis for determining the net single premium and Policy Value will be the Commissioners 1980 Standard Ordinary Sex Distinct ANB Aggregate Ultimate Mortality Tables and an interest rate of 4% per year; and

(d) the Flexible Premium Variable Life coverage cannot be reinstated after the date of the conversion.

              CHANGING THE DEATH BENEFIT OPTION OR THE FACE AMOUNT

You may change your Death Benefit Option or your Face Amount of insurance by Written Request. Such changes are subject to the general conditions of this provision and the conditions described in the section for each type of change.

The following general conditions apply to changes in Death Benefit Option or Face Amount of insurance:

(a) changes cannot be made until after the first Policy Anniversary. Thereafter, changes may be made once in each Policy Year;

(b)   no evidence of insurability is required for a Death Benefit Option change;

(c) changes will take effect as of the beginning of the next Policy Month following the date we approve the request; and

(d) we reserve the right to limit any changes that would cause this policy to fail to qualify as life insurance according to section 7702 of the Internal Revenue Code of 1986, or any other equivalent section of the Code.

A Death Benefit Option Change or a Face Amount Change will cause a change in the No-Lapse Guarantee Premium. These changes will also cause a change in the Guideline Single Premium and Guideline Level Premium if you have elected the Guideline Premium Test for the policy. An additional Surrender Charge Premium Limit will be associated only with the new Face Amount if it has been added after restoring prior decreases.

We will inform you of the new premium amounts at the time of the change.

                                                                     (continued)

              CHANGING THE DEATH BENEFIT OPTION OR THE FACE AMOUNT
                                   (continued)


CHANGE FROM DEATH BENEFIT OPTION 1 TO OPTION 2.

The Face Amount of insurance after the change from Option 1 to Option 2 is equal to the Face Amount immediately before the change minus the Policy Value on the effective date of the change.

We will not allow the change in Death Benefit Option if it would cause the Face Amount to decrease below the Minimum Face Amount shown in the Table of Values in the Policy Information section.

CHANGE FROM DEATH BENEFIT OPTION 2 TO OPTION 1.

The Face Amount of insurance after the change from Option 2 to Option 1 is equal to the Face Amount immediately before the change plus the Policy Value as of the effective date of the change.

We will not allow a change in the Death Benefit Option if it would cause the Face Amount to decrease below the Minimum Face Amount shown in the Policy Information section.

We will not increase the Surrender Charge because of an increase in the Face Amount solely due to a change in the Death Benefit Option.

DECREASE IN FACE AMOUNT. The Minimum Face Amount Decrease is shown in the Policy Information section. We may decrease this amount as of 90 days after we send you written notice of the change.

We will not allow a decrease:

(a) if it is for the reduction or termination of a prior Face Amount increase which has been in force for less than one year; or

(b) if it would cause the Face Amount to go below the Minimum Face Amount shown in the Policy Information section.

When you request a decrease in the Face Amount of insurance, we will reduce the Face Amount in the following order:

(a) the amounts of insurance provided by any increases you may have requested to the policy Face Amount, starting with the most recent increase until all such increases are reduced; then

(b)   the initial Face Amount of the policy.

PRO-RATA SURRENDER CHARGE. If you decrease the Face Amount of insurance while the Surrender Charge is applicable, and the total amount of all decreases is in excess of the Surrender Charge Decrease Exemption, we will deduct a pro-rata Surrender Charge. This charge will be deducted from the Policy Value on the portion by which the total of such decreases exceed the available Surrender Charge Decrease Exemption.

The available Surrender Charge Decrease Exemption is the Surrender Charge Decrease Exemption defined under the Definitions section of the policy, less any earlier decreases in the base Face Amount or previous increase in the base Face Amount, subject to a minimum of zero.

The pro-rata Surrender Charge deducted will equal (a) divided by (b), multiplied by (c), where:

(a) is the amount of the decrease in the base Face Amount or previous increase in base Face Amount which exceeds the available Surrender Charge Decrease Exemption;

(b) is the amount of the base Face Amount or previous increase in the base Face Amount immediately prior to the decrease; and

(c) is the current Surrender Charge for the base Face Amount or previous increase in the base Face Amount immediately prior to the decrease.

                                                                     (continued)

              CHANGING THE DEATH BENEFIT OPTION OR THE FACE AMOUNT
                                   (continued)


A decrease in Face Amount caused by a change from Death Benefit Option 1 to 2 will not incur the pro-rata Surrender Charge described above.

Each time we deduct the pro-rata Surrender Charge for a Face Amount decrease, we will reduce the remaining Surrender Charge in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.

INCREASE IN FACE AMOUNT. For an increase in the Face Amount of insurance you must provide us with evidence of insurability on the life insured that is satisfactory to us. The Minimum Face Amount Increase is shown in the Policy Information section. We may decrease this amount as of 90 days after we send you written notice of the change.

We reserve the right to refuse a Face Amount increase if the life insured's Attained Age at the date the increase would be effective is greater than 90.

The Face Amount of insurance will increase in the following order:

(a) we will restore the Face Amount reduced by the most recent decrease first; followed by

(b)   the next most recent decrease until all decreases are restored; then

(c)   we will add the new Face Amount of insurance.

There will be no new Surrender Charge or Surrender Charge Premium Limit associated with the restoration of prior decreases under (a) or (b) above. However, there will be a new Surrender Charge and Surrender Charge Premium Limit associated with the new Face Amount under (c). We will inform you of the new Surrender Charge and Surrender Charge Premium Limit at the time of the increase.

You will not necessarily have to pay additional premium with an increase in Face Amount, but the new Surrender Charge and Surrender Charge Premium Limit may require an additional premium payment to prevent the policy from going into default.

For Surrender Charge purposes, the premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase.

                            RIGHT TO CANCEL INCREASES

If you request an increase in Face Amount which results in a new Surrender Charge and Surrender Charge Premium Limit, you have the same rights to cancel the increase as described on the front cover of this policy, under the Right to Return Policy. If canceled, the Policy Value, the Surrender Charge and the Surrender Charge Premium Limit will be recalculated to the amounts they would have been, had the increase not taken place. You may request a refund for all or a portion of premiums paid during this period. Upon payment of the refund, we will recalculate the Policy Value, the Surrender Charge and the Surrender Charge Premium Limit to the amounts they would have been, had the premiums not been paid.

                        SEPARATE ACCOUNT AND SUB-ACCOUNTS

The Separate Account is authorized to invest in the shares of Manufacturers Investment Trust, or another management investment company. Each Sub-Account of the Separate Account purchases shares of a corresponding fund of Manufacturers Investment Trust or another management investment company.

FUND SUBSTITUTION. An available fund might, in our judgment, become unsuitable for investment by a Sub-Account. This might happen because of a change of investment policy; or a change in the applicable laws or regulations; or because the shares are no longer available for investment; or for some other reason.

                                                                     (continued)

                        SEPARATE ACCOUNT AND SUB-ACCOUNTS
                                   (continued)


If a Fund becomes unsuitable for investment, we have the right to substitute another Fund or another management investment company. Before doing this, we would first seek, where required, approval from the Securities and Exchange Commission and the Superintendent of Insurance of the state of New York.

To the extent permitted by applicable federal and state law, we also have the right, without your approval, to:

(a)   create new separate accounts;

(b)   combine any two or more separate accounts including the Separate Account;

(c) make available additional Sub-Accounts investing in additional Funds of Manufacturers Investment Trust, or another investment company;

(d) eliminate existing Sub-Accounts and stop accepting new allocations and transfers into the corresponding Fund;

(e) operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;

(f)   de-register the Separate Account under the Investment Company Act of 1940;

(g)   transfer assets between the Separate Account and other separate accounts;
      and

(h) combine Sub-Accounts or to transfer assets in one Sub-Account to another Sub-Account.

The investment objectives of a Sub-Account within the Separate Account will not be changed materially without first filing the change with the Superintendent of Insurance of the state of New York. We will inform you of any changes deemed to be material.

UNIT VALUE CALCULATION. We will determine the unit values for each Sub-Account as of the end of each Business Day. When we need to determine a Policy Value or an amount after the end of a Business Day, or on a day that is not a Business Day, we will do so as of the next Business Day.

The value of a unit of each Sub-Account was initially fixed at $10 for the first Business Day that an amount was allocated, or transferred to the particular Sub-Account. For any subsequent Business Day, the unit value for that Sub-Account is obtained by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the particular Sub-Account on such subsequent Business Day.

NET INVESTMENT FACTOR. The net investment factor for a Sub-Account on any Business Day is equal to (a) divided by (b), where:

(a) is the net asset value of the underlying Fund shares held by that Sub-Account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Fund shares held by that Sub-Account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

We reserve the right to adjust the above formula for any taxes determined by us to be attributable to the operations of the Sub-Account. Before making any such changes, we will first seek approval of the Superintendent of Insurance of the state of New York.

                                                                     (continued)

                        SEPARATE ACCOUNT AND SUB-ACCOUNTS
                                   (continued)


SEPARATE ACCOUNT ASSETS. The assets held in each Sub-Account are used to support the Policy Values of Single Premium and Flexible Premium Variable Life Insurance policies. The Separate Account will be used to fund only variable life insurance benefits.

Income, gains and losses of the Separate Account are credited to, or charged against, the applicable Sub-Accounts without regard to our other income, gains and losses.

The assets of the Separate Account are our property. The part of the assets that is equal to the Investment Account values in respect of all Single Premium and Flexible Premium Variable Life Insurance policies will not be charged with liabilities from any other business we conduct. We can transfer to our general account, Separate Account assets in excess of the liabilities of the Separate Account arising under the Single Premium and Flexible Premium Variable Life Insurance policies supported by the Separate Account.

                               INVESTMENT OPTIONS

TRANSFERS. By Written Request you may transfer portions of your Policy Value among the Investment Accounts and the Fixed Account.

Transfers are subject to the following restrictions:

(a) you can make as many transfers in a Policy Year as you want. There is no charge for the first twelve transfers in any Policy Year. If you make more than twelve transfers in any Policy Year, the Transfer Fee shown in the Policy Information section will apply to each subsequent transfer in that Policy Year. We will consider all transfer requests received on the same Business Day as one transfer;

(b) you may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring the Transfer Fee shown in the Table of Values in the Policy Information section, provided such transfers occur within:

      (1) eighteen months after the Issue Date, as shown in the Policy Information section of this policy; or

      (2)   the later of (i) or (ii) below:

            (i) 60 days from the effective date of a material change in the investment objectives of any of the Sub-Accounts; or

            (ii)  60 days from the notification date of any such change.

(c) the maximum amount that you can transfer out of the Fixed Account in any one Policy Year is limited to the greater of:

      (1) the Fixed Account Maximum Transfer Percentage shown in the Policy Information section, multiplied by the value in the Fixed Account at the previous Policy Anniversary; or

      (2) the Fixed Account Maximum Transfer Amount shown in the Policy Information section.

(d) any transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust;

(e) transfer privileges are subject to any restrictions we or the Manufacturers Investment Trust may impose; and

(f)   transfer privileges may be terminated at any time.

                                                                     (continued)

ASSET ALLOCATION BALANCER TRANSFERS. If you elect this option, we will automatically transfer amounts among your specified Investment Accounts in order to maintain your designated percentage in each account. We will effect the transfers six months after the Policy Date and each six month interval thereafter.

The Maximum Asset Allocation Balancer Charge for transfers under this option is shown in the Policy Information section of this policy.

When you change your premium allocation instructions, your Asset Allocation Balancer will change so the two are identical. This change will automatically occur unless you instruct us otherwise, or a Dollar Cost Averaging request is in effect.

We reserve the right to cease to offer this option as of 90 days after we send you written notice.

DOLLAR COST AVERAGING. If you elect this option, we will automatically transfer amounts each month from one Investment Account to one or more of the other Investment Accounts or the Fixed Account. You must select the amount to be transferred and the accounts.

If the value in the Investment Account from which the transfer is being made is insufficient to cover the transfer amount, we will not effect the transfer and we will notify you.

The Maximum Dollar Cost Averaging Charge for transfers under this option is shown in the Policy Information section of this policy.

We reserve the right to cease to offer this option as of 90 days after we send you written notice.

                                   AGE AND SEX

If we discover that the Age or Sex of the life insured was misstated in the application, we will make an adjustment as follows:

(a) if we discover the misstatement while the life insured is alive, we will change the Face Amount of insurance. The new Face Amount will be determined so that the Death Benefit will be that which the most recent Cost of Insurance deduction would have purchased for the correct Age and Sex; or

(b) if we discover the misstatement on the death of the life insured, we will change the Death Benefit. The new Death Benefit will be determined by multiplying the ratio of the incorrect Cost of Insurance deduction to the correct Cost of Insurance deduction times the Net Amount At Risk.


                                     SUICIDE

If within two years after the Issue Date the life insured dies by suicide the policy will terminate and our liability will be limited to:

(a)   the premiums paid; less

(b)   any partial Net Cash Surrender Value withdrawals; and less

(c)   the Policy Debt.

If the life insured dies by suicide within two years after an applied for increase in Face Amount takes effect the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

We reserve the right under this provision to obtain evidence of the manner and cause of death of the life insured.

                          PROTECTION AGAINST CREDITORS

All payments shall be exempt from the debts and contracts of the owners and beneficiaries, and from seizure by court order.

                          CURRENCY AND PLACE OF PAYMENT

All payments to or by us will be in U.S. currency. We will make payments from our Service Office. We may require proof that the person claiming any payment is entitled to it.

                                    CONTRACT

The policy, application, supplementary benefits, and any endorsements form your whole contract. A copy of the application is attached to the policy and deemed a part of it. We will not be bound by any statement that is not in the application or the policy. Only our President or one of our Vice-Presidents can agree to amend or modify the policy or waive any of its provisions. Any change must be in writing.

Statements made by you or the life insured are representations, not warranties. We will not use any statement by you or the life insured to deny a claim, unless it is written in the application.

                                    VALIDITY

We have the right to contest the validity of this policy based on material misrepresentations made in the initial application or an application for policy change that requires evidence of insurability. However, we cannot contest the validity of your policy after it has been in force during the life insured's lifetime for two years from the Issue Date, or the effective date of a policy change.

We cannot contest the validity of an applied for increase in Face Amount or the addition of a Supplementary Benefit after such increase or addition has been in force during the life insured's lifetime for two years from the date of such increase or addition.

We can contest after two years if the policy has been reinstated and has been in force during the life insured's lifetime for less than two years from the reinstatement date. If this is the case, we can only contest the validity in respect of any fact material to the reinstatement that was misrepresented.

                                NON-PARTICIPATING

Your policy is non-participating. It does not earn dividends.


                                ANNUAL STATEMENT

Within 30 days after each Policy Anniversary, we will send you a report showing:

(a)   the Death Benefit;

(b)   the Policy Value;

(c) the current allocation of money in the Fixed Account, the Loan Account and each of the Investment Accounts;

(d)   the value of the units in each Investment Account;

(e)   any Loan Account balance and loan interest charged since the last report;

(f)   the premiums paid and policy transactions for the year; and

(g)   any further information required by law.

                               TAX CONSIDERATIONS

It is the intent that this policy be considered as life insurance for tax purposes, to comply with Section 7702 of the Internal Revenue Code of 1986, or any other equivalent section of the code. We reserve the right to limit the amount of premiums paid for this policy, or to make any other reasonable adjustments to the terms or conditions of this policy if it becomes necessary to allow it to qualify as life insurance.

                                                                     (continued)

We do not give tax advice, and this provision should not be construed to guarantee that the policy will be treated as life insurance or that the tax treatment of life insurance will never be changed by the future actions of any tax authority.

THIS POLICY MAY NOT QUALIFY AS LIFE INSURANCE AFTER AGE 100 AND MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES. YOU SHOULD CONSULT A TAX ADVISER BEFORE CHOOSING TO CONTINUE THE POLICY AFTER AGE 100.

                      RIGHT TO POSTPONE PAYMENT OF BENEFITS

We reserve the right to postpone the payment of Net Cash Surrender Values, partial Net Cash Surrender Value withdrawals, policy loans, except when used to make a premium payment, and the portion of the Insurance Benefit that depends on Investment Account values, for any period during which:

(a) the New York Stock Exchange (Exchange) is closed for trading (other than customary week-end and holiday closings), or trading on the Exchange is otherwise restricted; or

(b)   an emergency exists as defined by the Securities and Exchange Commission
      (SEC), or the SEC requires that trading be restricted.

Except when used to make a premium payment, we also reserve the right to postpone payments for up to six months if such payments are based on values that do not depend on the investment performance of the Sub-Accounts.

If we do not mail or deliver a requested payment within 10 working days of the date we receive the documentation necessary to complete the transaction, we will pay interest from such date, provided the interest is at least $25.00. The rate of interest we pay will be the same as the rate of interest we then currently pay on policy proceeds left on deposit with us. Such interest rate is set by us and is reviewed by us each calendar quarter, at which time we may change the interest rate. At our option, the interest will either be added to and become part of the total payment or we will pay it separately.

In addition, we may defer transfers under the circumstances stated in (a) and
(b) above, and in the Transfers section of the Investment Options provision.

                                   BENEFICIARY

The following four sections will apply unless there is a beneficiary appointment in force that provides otherwise.

BENEFICIARY CLASSIFICATION. You can appoint beneficiaries for the Insurance Benefit in three classes: primary, secondary and final. Beneficiaries in the same class will share equally in the Insurance Benefit payable to them.

PAYMENT TO BENEFICIARIES. We will pay the Insurance Benefit:

(a)   to any primary beneficiaries who are alive when the life insured dies; or

(b) if no primary beneficiary is then alive, to any secondary beneficiaries who are then alive; or

(c) if no primary or secondary beneficiary is then alive, to any final beneficiaries who are then alive.

CHANGE OF BENEFICIARY. Until the life insured's death you can change the beneficiary by Written Request unless you make an irrevocable designation. An irrevocable designation cannot be changed without the consent of the irrevocable beneficiary. We are not responsible if the change does not achieve your purpose. The change will take effect as of the date you signed such request. It will not apply to any payments we made or any action we may have taken before we received your Written Request.

DEATH OF BENEFICIARY. If no beneficiary is alive when the life insured dies, the Insurance Benefit will be payable to you; or to your estate if you are the life insured. Unless otherwise provided, if a beneficiary dies before the seventh day after the death of the life insured, we will pay the Insurance Benefit as if the beneficiary had died before the life insured.

                            OWNERSHIP AND ASSIGNMENT

Until the life insured's death, without the consent of any beneficiary, except an irrevocable beneficiary, you as owner can:

(a)   receive any amount payable under your policy;

(b)   exercise all rights and privileges granted by the policy; and

(c)   assign the policy.

An assignment does not bind us until we receive it at our Service Office. We are not responsible for its validity or its effects. It should be filed with us in duplicate. We will return a copy.

CHANGE OF OWNER. Until the life insured's death, the owner can change the ownership of the policy by Written Request. The change will take effect as of the date you signed the Written Request. It will not apply to any payments we made or any action we may have taken before we received your Written Request.

TRUSTEE OWNER. Should the owner be a trustee, payment to the trustee(s) of any amount to which the trustee(s) is (are) entitled under the policy, either by death or otherwise, will fully discharge us from all liability under the policy to the extent of the amount so paid.

JOINT OWNERSHIP. Two or more owners will own the policy as joint tenants with right of survivorship, unless otherwise requested on the application or in any subsequent assignment of the policy. On death of any of the owners, the deceased owner's interest in the policy passes to the surviving owner(s).

Any rights and privileges that may be exercised by the owner, may be exercised only with the consent of all joint owners.

SUCCESSOR OWNER. Upon the owner's death during the life insured's lifetime, a named successor owner will, if then living, have all the owner's rights and interest in the policy. Until the life insured's death, the owner, without the consent of any beneficiary or any successor owner, can cancel or change the designation of successor owner. This may be done from time to time by agreement in writing with us.

                                FLEXIBLE FACTORS

When determining the rate of interest to be used in crediting interest to the portion of the Policy Value in the Fixed Account, and any changes in that rate, we will consider the following factors: expected mortality and persistency experience; expected general account investment earnings; and expected operating expenses. We will consider the same factors when we determine the actual cost of insurance; the deductions from premiums for premium charge; administrative charge; Face Amount charge; Asset-Based Risk charge; and whenever changes are made to any of these charges. We will not try to recover any losses in earlier years by increasing your charges in later years.

Adjustments to flexible factors will be by class and be determined by us from time to time based on future expectations for such factors. Any change will be determined in accordance with procedures and standards on file with the Superintendent of Insurance of the state of New York.

                             HOW VALUES ARE COMPUTED

We provide Cash Surrender Values that are at least equal to those required by law. A detailed statement of the method of computing the values of this policy has been filed with the Insurance Department of the State shown in the Policy Information section.

We use the 1980 Commissioners Standard Ordinary Sex Distinct ANB Aggregate Ultimate Mortality Tables in determining Guaranteed Maximum Cost of Insurance Rates. We base reserves on the 1980 Commissioners Standard Ordinary Ultimate Sex Distinct, Smoker/Non-Smoker Mortality Table.

In computing values related to amounts in the Fixed Account we use the same rate as the Fixed Account Rate shown in the Policy Information section.

                                   ENDORSEMENT

                                     UNISEX


In order to provide insurance on a unisex basis, all references to the sex of the life insured in this policy and in any forms attached to it are hereby withdrawn. This policy is further amended as described below.

                               AFFECTED PROVISION

Age and Sex

How Values are Computed

                                    AMENDMENT

Reference to the life insured's sex does not apply. No change will be made because of a misstatement of sex.

The Commissioners 1980 Standard Ordinary Smoker/Non-Smoker Mortality Table B is used for determining the minimum Cash Surrender Values and the Guaranteed Maximum Cost of Insurance Rates.


                            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                           /s/ James W. Gallagher
                                                  President

                              SUPPLEMENTARY BENEFIT

                             CASH VALUE ENHANCEMENT


This benefit is part of your policy. Except where the benefit provides otherwise, it is subject to all the provisions of your policy.

EFFECTIVE DATE. The benefit takes effect on the Policy Date.

BENEFIT. This benefit enhances the Cash Surrender Value accumulated under the policy during the Surrender Charge Period. The enhancement will apply only in determining the Net Cash Surrender Value on a full surrender, and under the Default provision of the policy.

The benefit enhances the Cash Surrender Value by providing for the deduction of a Surrender Charge that is less than the amount that would otherwise have been deducted.

The enhancement in Cash Surrender Value is equal to (a) multiplied by (b), where:

(a)   is the Surrender Charge; and

(b)   is the applicable Cash Value Enhancement Factor.

The Cash Value Enhancement Factors are shown on Page 3.2.

BENEFIT COST. The cost of the benefit is included in the various guaranteed charges shown on Page 3.1A.

TERMINATION. This benefit terminates when the policy terminates. It cannot be terminated prior to the policy.




                            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                           /s/ James W. Gallagher
                                                  President

                              SUPPLEMENTARY BENEFIT

                           CASH VALUE ENHANCEMENT PLUS

This benefit is part of your policy. Except where the benefit provides otherwise, it is subject to all the provisions of your policy.

EFFECTIVE DATE. The benefit takes effect on the Policy Date.

BENEFIT. This benefit enhances the Cash Surrender Value accumulated under the policy during the Surrender Charge Period.

The benefit enhances the Cash Surrender Value by providing for the deduction of a Surrender Charge that is less than the Surrender Charge that would otherwise have been deducted.

The enhancement in Cash Surrender Value is equal to the Surrender Charge multiplied by the applicable Cash Value Enhancement Plus Factor.

The Cash Value Enhancement Plus Factor is shown on Page 3.2.

BENEFIT COST. The cost of the benefit is included in the various guaranteed charges shown on Page 3.1A.

TERMINATION. This benefit terminates when the policy terminates. It cannot be terminated prior to the termination of the policy.



                            THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                                           /s/ James W. Gallagher
                                                  President

                                                                   Exhibit 99.2A


The Manufacturers Life Insurance Company of New York
100 Summit Lake Drive, 2nd Floor
Valhalla, NY  10595




July 15,  2002


To whom it may concern,

This opinion is written in reference to the flexible premium variable universal life insurance policy (the "Policy") to be issued by The Manufacturers Life Insurance Company of New York, a New York corporation (the "Company"), with respect to the variable portion of which a Registration Statement on Form S-6 (the "Registration Statement") is being filed under the Securities Act of 1933, as amended (the"Act").

As Counsel to the Company, I have examined such records and documents and reviewed such question of law as I deemed necessary for purposes of this opinion.

1. The Company has been duly incorporated under the laws of the state of New York and is a validly existing corporation.

2. The Manufacturers Life Insurance Company of New York Separate Account B (the "Variable Life Account") is a separate account of the Company and is duly created and validly existing pursuant to Article 42, Section 4240 of the New York Insurance Laws.

3. The portion of the assets to be held in the Variable Life Account equal to the reserves and other liabilities under the Policy is not chargeable with liabilities arising out of any other business the Company may conduct.

4. The Policy, when issued in accordance with the prospectus contained in the effective Registration Statement and upon compliance with applicable local law, will be legal and binding obligations of the Company.

I consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-6.



Very truly yours,

/s/ Kimberly C. Ciccarelli

Kimberly C. Ciccarelli
Secretary and Counsel

                                                                   Exhibit 99.2B



July 15, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Actuarial Opinion on Illustrations Contained in Pre-Effective Amendment No. 1 to a Registration Statement on Form S-6 (File No. 333-85296) (the "Amendment")


Dear Sirs:

This opinion is furnished in connection with the above-referenced Amendment under the Securities Act of 1933, as amended, describing a flexible premium variable universal life insurance policy (the "Policy") that is offered and sold by The Manufacturers Life Insurance Company of New York (the "Company").

The hypothetical illustrations of death benefits, Policy values and surrender values used in this Amendment are consistent with the provisions of the Policy and the Company's administrative procedures. The rate structure of the Policy has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear disproportionately more favorable to a prospective purchaser of the Policy for the age and risk class illustrated than for any other prospective purchaser. The particular illustrations shown are for a commonly used risk class and for premium amounts and ages appropriate to the markets in which the Policy is sold.

I hereby consent to the use of this opinion as an exhibit to the Amendment.


Sincerely,


/s/ Naveed Irshad

Naveed Irshad
Pricing Actuary

                                                                   Exhibit 99.2C




               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



We consent to the reference to our firm under the caption "Independent Auditors" and to the use of our report dated February 1, 2002 accompanying the financial statements of Separate Account B of The Manufacturers Life Insurance Company of New York in Pre-Effective Amendment No. 1 to the Registration Statement No. 333-85296 on Form S-6 and related prospectus of Separate Account B of The Manufacturers Life Insurance Company of New York.



                                                /s/ ERNST & YOUNG LLP



Philadelphia, Pennsylvania
July 11, 2002

               Consent of Ernst & Young LLP, Independent Auditors




We consent to the reference to our firm under the caption "Independent Auditors" in the prospectus and to the use of our report dated February 16, 2002 accompanying the financial statements of The Manufacturers Life Insurance Company of New York in Pre-Effective Amendment No. 1 to the Registration Statement No. 333-85296 on Form S-6 and the related prospectus of Separate Account B of The Manufacturers Life Insurance Company of New York.





                                                /s/ ERNST & YOUNG LLP


Boston, Massachusetts
July 11, 2002

                                                                    Exhibit 99.6


                 THE MANUFACTURERS INSURANCE COMPANY OF NEW YORK
           DESCRIPTION OF PURCHASE, TRANSFER AND REDEMPTION PROCEDURES

                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                          (1933 FILE ACT NO. 333-85296)


This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by The Manufacturers Insurance Company of New York (the "Company") and any office the Company designates for the receipt of payments and processing of policyowner requests (the "Service Office") in connection with the issuance of its flexible premium variable universal life insurance policies described in this registration statement (1933 Act file no. 333-85296) (the "Policy"), the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policy.

I.       ISSUING A POLICY

         A. Premiums

         This Policy is a flexible premium variable universal life insurance policy. The Policy permits the policyowner to pay flexible premiums. After payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the insured. A Policy must satisfy one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986. At the time of application, the policy owner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test may not be changed once the Policy is issued.

         A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wished to pay. If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for Policies that qualify as life insurance. If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation. The Company also reserves the right to request evidence of insurability of a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.

         B.  Underwriting

         The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason. The Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

         C.  Application

         To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

         Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. Generally, a Policy will only be issued on the lives of insureds from ages 0 through 90.

         Each Policy is issued with a Policy Date, an Effective Date and an Issue Date.

         The Policy Date is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined.

         The Effective Date is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective date will be the date the Company receives at least the minimum initial premium at its Service Office. The Company will take the first Monthly Deduction on the Effective Date.

         The Issue Date is the date the Company issued the Policy. It is the date from which the suicide and validity provisions are measured.

         If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

         (i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office;

         (ii) the Issue Date will be the date the Company issues the Policy.

         The initial premium must be received within 60 days after the Issue Date. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

         D.  Minimum Initial Face Amount

         The Company will generally issue a Policy only if it has a Face Amount of at least $100,000.

         E.  Backdating a Policy

         Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums (premium paid less premium load) received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts (as described below under ("Policy Value - Investment Accounts") and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to examine Period.

         F.  Temporary Insurance

         In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

         The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

         Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.


         G.  Right to Examine the Policy

         A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyowner has a longer time. The Policy can be mailed or delivered to the Company's agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyowner an amount equal to either:


         (1) the amount of all premiums paid or

         (2) (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

             (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

             (c)  any partial withdrawals made and policy loans taken.

         Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

         If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

         The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

         H.  Premium Allocation

         No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account of the Company and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

         On the later of the Effective Date or the date the premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions, unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine Period.

         All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the business day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

         Premiums may be allocated to either the Fixed Account for accumulation at a rate of interest determined by the Company (the rate of interest will be at least 3%) or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.

II.      DEATH BENEFIT OPTION CHANGES

         The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. The Company will not allow a change in the death benefit option if it would cause the Face Amount to decrease below $100,000.

         No new Surrender Charges will apply to an increase n Face Amount solely due to a change in the death benefit option.

         A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

         Change from Option 1 to Option 2

         The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value on the date of the change.

         Change from Option 2 to Option 1

         The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value on the date of the change.


III.     FACE AMOUNT CHANGES

         Subject to the limitations stated in the prospectus for the Policy and stated in this memorandum, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

         A.  Increase in Face Amount

         Increases in Face Amount are subject to satisfactory evidence of insurability. An increase in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000 or such other Minimum Face Amount Increase as the Company may establish on 90 days written notice to the Policyowner. An increase will become effective at the beginning of the Policy Month following the date the Company approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's Attained Age (life insured's age plus the number of whole years that have elapsed since the Policy Date) at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

         B.  New Surrender Charges for an Increase

         An increase in Face Amount will result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have free look right with respect to any increase resulting in new surrender charges.

         An additional premium may be required for a Face Amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase. (See "Lapse and Reinstatement - No-Lapse Guarantee" below)

         C.  Increase with Prior Decreases

         If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

         D.  Decrease in Face Amount

         Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000 or such other Minimum Face Amount Decrease as the Company may establish on 90 days written notice to the policyowner. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date the Company approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances may the sum of all decreases cause the Policy to fall below the minimum Face Amount of $100,000.

        E.  Changing Both the Face Amount and the Death Benefit Option

         If a change to both the Face Amount and the death benefit option are requested in the same month, the death benefit option change shall be deemed to occur first.

IV.      POLICY VALUE

         A.  Determination of the Policy Value

         A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

         B.  Investment Accounts

         An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

         C.  Fixed Account

         Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Company.

         D.  Loan Account

         Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Loan (the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments) less the Loan Interest Credited Differential set forth in the Policy. (See "Policy Loans - Interested Credited to Loan Account" below)

         E.  Units and Unit Values

             Crediting and Canceling Units

         Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day* on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

         Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

         *Business Day is any day that the New York Stock Exchange is open for trading. The Company will deem each Business day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

             Unit Values

         The value of a unit of each sub-account was initially fixed at $10.00 or $12.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding

         Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

         The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b), where:

         (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transaction are made on that day; and

         (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day.

         The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

V.       TRANSFER OF POLICY VALUE

         A. General Transfers

         At any time, a policyowner may transfer Policy Value (the sum of the values in the Loan Account, the Fixed Account and the Investment Accounts) from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

         The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Company reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable Transfer privileges are also subject to any restrictions that may be imposed by any underlying trust. In addition, the Company reserves the right to defer the transfer privilege at any time when the Company is unable to purchase or redeem shares of the trust.

         While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges and without being subject to the twelve transfer limit described below:

         (a)      within eighteen months after the Issue Date; or

         (b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

         A policyowner may make up to twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of per transfer as set forth in the currently effective prospectus. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

         The maximum amount that may be transferred from the Fixed Account in any one policy year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

         Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.


VI.      POLICY SURRENDER AND PARTIAL WITHDRAWALS

         A.  Policy Surrender

         A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined at the end of the Business Day on which the Company receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

         A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value (Policy Value less the value in the Loan Account).

         Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

         If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. Otherwise, if the death benefit is the Minimum Death Benefit* as described in the Policy, the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount.

         *The Minimum Death Benefit is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured.

         If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.

         When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

         As long as the Policy is in force, the Company will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Fixed Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

         B.  Surrender Charges

         The Company will deduct a Surrender Charge if during a maximum of 15 years following the Policy date, or the effective date of a Face Amount increase:

         -        the Policy is surrendered for its Net Cash Surrender Value,

         -        a partial withdrawal is made,

         - the Face Amount is decreased in excess of the Surrender Charge Decrease Exemption, or

         -        the Policy lapses.

         The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

         The Surrender Charge period varies based on the age of the Insured on the date of issuance of the Policy or the date of any Face Amount increase (as applicable) as follows:

                     AGE       SURRENDER CHARGE PERIOD

                     0-50              15 Years
                     51                14 Years
                     52                13 Years
                     53                12 Years
                     54                11 Years
                     55+               10 Years

         Surrender Charge Calculation

         The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the applicable Grading Percentage, where:

         (i) is the Rate per $1000 of initial Face Amount (or Face Amount increase);

         (ii) is 120% of the lesser of (a) the premiums paid in the first Policy Year per $1000 of initial Face Amount (or the premiums attributable to each $1000 of Face Amount increase in the first year following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and

         (iii) is the initial Face Amount (or the Face Amount increase) divided by 1000.

         The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy and the death benefit option in effect. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age and the death benefit option in effect at the time of an increase. The Rates per $1000 are set forth in the following table.

            TABLE OF GUARANTEED SURRENDER CHARGE RATES PER $ 1000
                  OF FACE AMOUNT OR FACE AMOUNT INCREASE

         --------------------------------------------------------------
         AGE AT ISSUANCE OR            DEATH BENEFIT      DEATH BENEFIT
         ATTAINED AGE AT INCREASE     OPTIONS 1 AND 3        OPTION 2
         --------------------------------------------------------------
         25 or less                       $7.54               $6.50
         --------------------------------------------------------------
         26 - 35                          $6.61               $5.78
         --------------------------------------------------------------
         36 - 45                          $6.09               $4.85
         --------------------------------------------------------------
         46 - 55                          $4.13               $4.65
         --------------------------------------------------------------
         56 - 65                          $2.99               $1.96
         --------------------------------------------------------------
         66+                              $2.48               $1.96
         --------------------------------------------------------------

         The Grading Percentage varies with the Policy Month in which the transaction causing the assessment of the Surrender Charge occurs. As indicated in the following table, the Grading Percentage starts at 100% for the first Policy Month and grades down evenly each Policy Month reaching zero at the end of a maximum of 15 years.

             GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
         (Applicable to the Initial Face Amount and Subsequent Increases)
             The Grading Percentages Will Not Exceed The Following:



         --------------------------------------------------------------
         SURRENDER               AGE AND GRADING PERCENTAGE**
          CHARGE
          PERIOD*
         --------------------------------------------------------------
                        0-50      51      52      53       54      55+
         --------------------------------------------------------------
             1          100%     100%    100%    100%     100%    100%
         --------------------------------------------------------------
             2           93%      93%     92%     92%      91%     90%
         --------------------------------------------------------------
             3           87%      86%     85%     83%      82%     80%
         --------------------------------------------------------------
             4           80%      79%     77%     75%      73%     70%
         --------------------------------------------------------------
             5           73%      71%     69%     67%      64%     60%
         --------------------------------------------------------------
             6           67%      64%     62%     58%      55%     50%
         --------------------------------------------------------------
             7           60%      57%     54%     50%      45%     40%
         --------------------------------------------------------------
             8           53%      50%     46%     42%      36%     30%
         --------------------------------------------------------------
             9           47%      43%     38%     33%      27%     20%
         --------------------------------------------------------------
            10           40%      36%     31%     25%      18%     10%
         --------------------------------------------------------------
            11           33%      29%     23%     17%       9%      0%
         --------------------------------------------------------------
            12           27%      21%     15%      8%       0%
         --------------------------------------------------------------
            13           20%      14%      8%      0%
         --------------------------------------------------------------
            14           13%       7%      0%
         --------------------------------------------------------------
            15            7%       0%
         --------------------------------------------------------------
            16            0%
         --------------------------------------------------------------


         * The Grading Percentages shown are at the beginning of each Policy Year. Proportionate Grading Percentages apply for other Policy Months.

         **Age for the Initial Face amount refers to the Age at Policy Date. For a subsequent Face Amount increase, Age refers to the attained age at the time of the increase.

         Surrender Charges will be reduced or eliminated if certain riders are added to the Policy.

         Surrender Charges on a Partial Withdrawal

         A partial withdrawal made during the Surrender Charge Period will result in the assessment of a pro-rata portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as of the date of the withdrawal. It will equal (a) divided by (b), multiplied by (c), where:

         (a) is the amount of the partial Net Cash Surrender Value withdrawal;
         (b) is the Net Cash Surrender Value prior to the withdrawal; and
         (c) is the current total Surrender Charge prior to the withdrawal.

         The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the Surrender Charges be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

         Whenever a portion of the surrender charges are deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

         Surrender Charge on Decrease in Face Amount

         If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value for decreases in excess of the Surrender Charge Decrease Exemption. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.

         The Surrender Charge Decrease Exemption is 10% of the initial Face Amount. Once Cumulative Face Amount decreases exceed 10% of the initial Face Amount, the Surrender Charge Decease Exemption no longer applies and a surrender charge will be applied to Face Amount decreases in excess of the Exemption amount. This amount is set at issuance of the Policy and applies to decreases in the initial Face Amount of insurance only. This exemption does not apply to a full surrender of the Policy or a partial withdrawal of Net Cash Surrender Value.

VII.     LAPSE AND REINSTATEMENT

         A.  Lapse

         Unless the No-Lapse Guarantee Cumulative Premium Test is satisfied, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. The Company will notify the policyowner of the default and will allow a 61-day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

             Death During Grace Period

         If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

             No-Lapse Guarantee

         In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

         The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

         The No-Lapse Guarantee Premium is set at issuance of the Policy and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if there is (i) a change in the Face Amount of the Policy, (ii) a change of the death benefit option,
         (iii) a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) any change in the Supplementary Benefits added to the Policy or the Risk Classification of the life insured.

         The No-Lapse Guarantee Period is described under "Definitions."

         While the No-Lapse Guarantee is in effect, the Company will determine, at the beginning of any Policy Month that a Policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

         (a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

         (b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

         If we do not receive the required payment by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

         B.  Reinstatement

         A policyowner may, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

         (a) Evidence of the life insured's insurability, satisfactory to the Company, is provided to the Company; and

         (b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium, must be paid to the Company.

         If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date we receive the required payment at our Service Office. In addition, any Surrender Charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

VIII.    POLICY LOANS

         While the Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan.

         A.  Available Loan Value

         The amount of any loan cannot exceed 100% of the Policy Net Cash Surrender Value (Cash Surrender Value less Policy Debt) less required charges to maintain the Policy value to the next anniversary, at the guaranteed interest rate.

         B.  Interest Charged on Policy Loans

         Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first ten Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter the rate of interest charged will be an effective annual rate of 4%, subject to the Company's reservation of the right to increase the rate if the Company determines, in its sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy and added to the Policy Debt.

         Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease at the life insured's Attained Age 100. The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send you a notice of the pending termination. Payment of interest on the Policy Debt during the 61-day grace period will bring the Policy out of default.

         C.  Loan Account

         When a loan is made, the amount necessary to cover the loan principal, plus loan interest due to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

         D.  Interest Credited to the Loan Account

         Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4%. This rate is guaranteed not to be less than 3.5%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential which is currently 1.25% during the first ten policy years and 0.0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.5% thereafter. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

         For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If the Company determines, in its sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.


         E.   Loan Account Adjustments

         On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value

         F.  Loan Repayments

         Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value of the corresponding Loan Sub-Account bears to the value of the Loan Account.

         Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.